WD-40 COMPANY

2025 ANNUAL REPORT

FUTURE FORWARD

A HERO BRAND, INNOVATION IN ACTION

WD-40 COMPANY

DRIVING INNOVATION.

EMPOWERING THE FUTURE.



WD-40
MULTI-USE PRODUCT
TRIGGER PRO
NON-AEROSOL
Stops Squeaks
Removes & Protects
Loosens Rusted Parts
Frees Sticky Mechanisms
Drives Out Moisture
SPRAYS 2 WAYS
SPRAY
STREAM
FLEXI-TAPA
¡DOBLE ACCIÓN!
MULTI-USE PRODUCT
PRODUCTO MULTIUSOS
Stops Squeaks
消除摩擦噪音
Drives Out Moisture
排除金属湿气
Cleans and Protects
防锈及清洁
Loosens Rusted Parts
松解生锈机件
EZ-REACH
FLEXIBLE STRAW
KEEPS ITS SHAPE
GETS INTO
HARD-TO-REACH
SPACES


.....it's Supercan!

AT WD-40 COMPANY, INNOVATION ISN'T JUST ABOUT NEW PRODUCTS—IT'S ABOUT UNLOCKING NEW POSSIBILITIES. WE DEFINE INNOVATION AS CREATING NEW AND BETTER WAYS FOR OUR ORGANIZATION TO BE SUCCESSFUL. THAT INCLUDES UNCOVERING FRESH USES FOR OUR MAINTENANCE PRODUCTS, EVOLVING OUR GO-TO-MARKET STRATEGIES, AND STAYING FOCUSED ON WHAT MATTERS MOST. IT MEANS OPTIMIZING OUR PORTFOLIO, STRENGTHENING CATEGORY LEADERSHIP, EXTENDING OUR BRAND WITH PURPOSE, AND SHARING KNOWLEDGE ACROSS GLOBAL TEAMS. INNOVATION IS HOW WE STAY FUTURE-FOCUSED—AND HOW WE KEEP MOVING FORWARD, TOGETHER.



INNOVATION
IN ACTION
HOW WE STAY FUTURE FORWARD

AT WD-40 COMPANY, INNOVATION IS A MINDSET— NOT A MOMENT. IT'S HOW WE STAY CURIOUS, CONNECTED, AND COMMITTED TO PROGRESS. WE SPARK INNOVATION BY LISTENING CLOSELY, LEARNING CONTINUOUSLY, AND CHALLENGING OURSELVES TO THINK DIFFERENTLY, ACROSS TEAMS, BORDERS, AND BUSINESS STRATEGIES. IT'S A CONTINUOUS JOURNEY, GROUNDED IN LEARNING AND DRIVEN BY FOCUS, DESIGNED TO CREATE IMPACT THAT LASTS.

INNOVATION THROUGH...

APPLICATION | **As the world changes, so do our end users' needs** — and new uses for the blue and yellow brand with the little red top naturally follow. That's the beauty of our brands: they stay relevant, reliable, and ready for what's next. Much of this discovery comes from end users themselves. Every day, they find fresh ways to put our products to work, revealing possibilities we hadn't imagined. Harnessing these real-world insights expands our innovation pipeline and unlocks opportunities across markets and categories—keeping us ready for what's next.

OUR GO-TO-MARKET STRATEGY | **Making our products available in 176 countries and territories doesn't happen by accident**—it's the result of thoughtful, flexible go-to-market strategies. We operate through two models: direct markets (~80% of sales), and distributor markets (~20% of sales). In direct markets, we're establishing regional "hubs" that serve broader geographies, allowing us to scale more efficiently while staying close to our end users. In distributor markets, we're evolving select regions into "hybrid" models—embedding WD-40 Company personnel alongside our partners to promote shared learning and deeper collaboration.

FOCUS | **At WD-40 Company, focus is a form of innovation.** By streamlining our portfolio, we're making intentional choices that strengthen brand perception, reduce operational complexity, and increase impact. This 'few things, many places, bigger impact' approach allows us to concentrate our efforts where they matter most—delivering solutions that are trusted, consistent, and widely available. Portfolio optimization isn't just about simplification—it's about creating space for growth, agility, and long-term value.

CATEGORY LEADERSHIP | **WD-40 Company is the only global brand in our category** — and we don't take that lightly. We use our brand power to reimagine what the category can be, creating new value, driving growth, and differentiating ourselves in meaningful ways. Category management isn't just about maintaining leadership—it's about shaping the future. By thinking beyond the shelf and into the lives of our end users, we unlock opportunities to elevate the entire category—reinforcing our relevance and expanding our impact.

SHARED LEARNING | **At WD-40 Company, innovation doesn't happen in isolation** — it's amplified through shared learning. When teams openly share successes, failures, and lessons learned, they help each other avoid repeating mistakes and accelerate progress. A solution that works in one product line or geography can spark a breakthrough in another. That's how innovation becomes repeatable, scalable, and sustainable. By building a culture of curiosity and collaboration, we turn learning into a strategic advantage.

STRATEGIC BRAND EXTENSION | **We innovate by extending our brand with purpose.** When we introduce WD-40 Specialist® alongside WD-40® Multi-Use Product, we're not just adding variety — we're strengthening our brand, capturing new segments, and offering end users more choice without diluting what makes our core brand iconic. Strategic innovation within our portfolio allows us to meet evolving needs while staying true to who we are. It's a thoughtful balance of protection and progress — expanding our reach while reinforcing the trust people place in our brands.

PRODUCT DEVELOPMENT | **We are committed to our end users and innovate with them at the center of everything we do.** By listening closely to how they work, we design new products and packaging that make tasks easier and open doors to new markets and categories. At the same time, we're advancing innovation for sustainability—from developing more responsible formulations to rethinking packaging with circular design in mind. This dual focus keeps our brands relevant, competitive, and aligned with the values that matter most to our customers and stakeholders.

SHARED LEARNING IS OUR
SUPER POWER

At WD-40 Company, innovation doesn't happen in isolation — it's powered by the lessons we share. When teams like our Global Brand Team share wins, challenges, and lessons learned, we move smarter, grow faster, and become stronger together. This team brings together talented individuals from sales, marketing, and digital functions across a variety of countries, cultures, and market types. Their cross-functional, global collaboration fuels diversity of thought and drives brand-led growth. Shared learning helps us avoid repeating mistakes and sparks ideas that travel across product lines and geographies. What works in one market can inspire a breakthrough in another. Innovation isn't just about one-off wins—it's about building repeatable processes that drive success now and into the future.



PICTURED FROM LEFT TO RIGHT-TOP TO BOTTOM | AMY CONGYAN QIU, RETAIL & E-COMMERCE DIRECTOR; APAC | BRYONY EVANS, GENERAL MANAGER, BBN; EIMEA | CERENE CHEN, BRAND DEVELOPMENT MANAGER–ASIA; APAC | CHARLÈNE DEVILLARD, ECOMMERCE STRATEGIC ACCOUNT MANAGER; EIMEA | CLAUDIA FENSKE, VP, GLOBAL BRAND & INNOVATION; GLOBAL | DAMIEN TILLET, GENERAL MANAGER BRAND MARKETING; EIMEA | ERIN BALA, VP, U.S. MARKETING & AMERICAS INNOVATION; AMERICAS | GERD FRANK, COMMERCIAL DIRECTOR NORTHERN EUROPE; EIMEA | GREG KERSHAW, VP, GLOBAL DIGITAL STRATEGY & CONSUMER EXPERIENCE; AMERICAS | JODY ZHOU, MARKETING DIRECTOR; APAC | JOHN LYNCH, HEAD OF MARKETING EMERGING MARKETS; EIMEA | ELIZABETH SOTO, MARKETING DIRECTOR; AMERICAS | LOUISA ALEXANDER, MARKETING MANAGER; APAC | PAUL GILL, DIRECTOR OF GLOBAL DIGITAL MARKETING OPERATIONS AND CONSUMER PERFORMANCE; EIMEA | PAUL TONET, GENERAL MANAGER, CANADA; AMERICAS | PHILIP TWEED, DEVELOPMENT DIRECTOR GLOBAL COMMERCIAL LEARNING PLATFORMS; APAC | RICK SOARES, VP, USA OMNI RETAIL; AMERICAS | SOLEDAD RODRIGUEZ KOENIG, DIGITAL MARKETING MANAGER EIMEA; EIMEA | STEPAN HARMANLIKIAN, BRAND MANAGER, WD-40 MULTI-USE PRODUCT; AMERICAS | TODD TATHAM, INSIGHTS & KNOWLEDGE DIRECTOR; AMERICAS

DEAR FELLOW STOCKHOLDERS

Fiscal year 2025 has been a year of solid momentum and strategic execution as WD-40 Company celebrated 72 years of bringing innovative solutions to end users around the world. We have spent more than seven decades continuously innovating, expanding, and evolving to become a household name known for our quality, dependability, utility, value, and performance.

As I reflect on my third full year as CEO, I am energized by what we have accomplished together. This year, we made meaningful progress advancing our Four-by-Four Strategic Framework. We navigated significant global headwinds yet delivered meaningful growth driven primarily by strong volumes. Most significantly, we exceeded our 55% gross margin target a year ahead of schedule, marking a remarkable margin turnaround over the last three years.

In fiscal year 2025, we made significant progress against our Must-Win Battles:



implementations in Indonesia, Japan, and Vietnam are accelerating growth and demonstrating that we have multiple pathways to unlock value across diverse markets. When we see India approaching compound annual growth rates of 20% and witness the Mexico playbook working brilliantly in Brazil, we know we have game-changing opportunities ahead and the capabilities to capture them.

MUST-WIN BATTLE #1 | Lead Geographic Expansion.

Geographic expansion represents our most significant long-term growth opportunity. In fiscal year 2025, global net sales of WD-40® Multi-Use Product reached $478 million, up 6% over the prior year, with solid growth across all three trade blocs—8% in EIMEA, 4% in the Americas, and 6% in Asia-Pacific. We delivered particularly strong growth in India with 20% growth, 14% growth in France, 12% in Latin America, and 10% in China.

But here's what really matters: we've achieved only 25% of our benchmarked growth opportunity. We estimate the global attainable market for WD-40® Multi-Use Product to be approximately $1.9 billion worldwide—representing a growth opportunity of roughly $1.4 billion and revealing significant land and expand possibilities across the globe.

Our confidence in capturing this opportunity has never been stronger, and it's rooted in proven success. Brazil continues to exemplify what's possible. Following our move to a direct market model there in fiscal year 2024, we achieved our ambitious two-year goal of growing from $2 million to $15 million in sales. This wasn't luck; it was strategic execution. Similarly, our hybrid business model

MUST-WIN BATTLE #2 | Accelerate Premiumization.

Premiumization continues to be a major contributor to our revenue growth and gross margin expansion. We saw particularly strong momentum in EIMEA and Asia-Pacific this year. And while we've made significant strides, we recognize there's still substantial growth potential. Less than 40% of our units are sold in premium formats, which means considerable runway remains, especially in our distributor markets and in Asia-Pacific where premiumization penetration is lower. We are continuing to take action to accelerate growth in these areas. On a forward basis, we will be targeting a compound annual growth rate for net sales of premiumized products of greater than 10%.

MUST-WIN BATTLE #3 | Drive WD-40 Specialist®

Growth. Through our WD-40 Specialist® product line, we aspire to achieve category leadership and increase our market share by leveraging our core brand equity. For fiscal year 2025, net sales of WD-40 Specialist® reached $82 million, up 11% over the prior year, with solid growth across all three trading blocs. As the numbers increase each year, we're building toward WD-40 Specialist®

becoming a $100 million revenue stream—remarkable progress from a very small base just over a decade ago.

The potential ahead is even more compelling: we've achieved only 12% of our benchmarked growth opportunity for this product line. We are laser-focused on the top products within this category that drive the majority of volumes, demonstrating our commitment to "few things, many places, bigger impact." On a go-forward basis, we will be targeting a compound annual growth rate for net sales of WD-40 Specialist® of greater than 10%.

MUST-WIN BATTLE #4 | Turbo-Charge Digital Commerce.
We view digital commerce as the accelerator for all of our other Must-Win Battles. Our digital commerce strategy is not just about driving online sales; it's about building our brand in the digital space and accelerating growth across all channels. For fiscal year 2025, we saw 10% sales growth in our e-commerce channel globally, with particularly impressive momentum in Asia-Pacific and EIMEA.

A highlight of our digital efforts this year was the continued expansion of global campaigns like the *Repair Challenge* and *Training the Trades* program. The *Repair Challenge,* now active in more than 40 countries, inspires millions of doers to use our products to extend the life of their tools, equipment, and everyday items, keeping them in use longer. Our digital platforms have also helped expand our reach in technical education and hands-on training, growing from support for thousands of U.S. tradespeople a decade ago to millions worldwide today. Together, these initiatives demonstrate how we use digital tools to strengthen our brand globally, promote sustainability, and help to unlock the nearly unlimited potential for usage innovation of our core products.

Our Strategic Enablers collectively reinforce and drive the success of our Must-Win Battles.

STRATEGIC ENABLER #1 | Ensure a People-First Mindset.
At WD-40 Company, our greatest asset is our 714 employees spread across our global footprint. This year tested our resilience like few others, yet our people responded with exceptional teamwork and execution. When tariffs emerged as a significant challenge, our teams leveraged unprecedented levels of global collaboration to implement supply chain initiatives to offset those impacts.

Our success is accelerated through our bold ambition to become a world-class learning organization. As the world becomes increasingly complex, we now check in with our people more frequently to ensure we're consistently creating an environment where everyone can bring their best selves to work. I'm proud to report that we achieved a 93% employee engagement rate with 96% participation—a testament to our strong culture and the opportunities we provide for our people to learn, grow, and succeed.

STRATEGIC ENABLER #2 | Build an Enduring Business for the Future.
When I took the reins as CEO, I shared that pivoting the company towards a more environmentally sustainable future would be one of my three priorities during my tenure. We are committed to operating our business in a manner that balances economic growth, environmental responsibility and social impact. We've made significant strides in our sustainability efforts—we've invested ahead of the curve with a dedicated sustainability team and implemented a global innovation lens, requiring all new product development to pass through an environmental sustainability filter. I'm excited to share that in fiscal year 2026, we'll launch our first bio-based multi-use product in EIMEA under the WD-40 Specialist® line. Designed to meet ISO 14067 standards, it reduces environmental impact and carbon footprint while delivering the trusted performance of the WD-40® Brand.

STRATEGIC ENABLER #3 | Achieve Operational Excellence in Supply Chain.
This year marked a new level of global collaboration within our supply chain. We've taken a truly global approach that has led to significant cost reduction opportunities and efficiency gains. We delivered several million dollars in economic value through cost-reduction initiatives such as packaging enhancements, logistics efficiencies, and strategic sourcing—fully offsetting tariff impacts and contributing significantly to our gross margin recovery. Operationally, in fiscal year 2025, we achieved global on-time delivery of 96.4%, above our current target and inventory levels of 99 days on hand, coming closer to our target of 90 days.

STRATEGIC ENABLER #4 | Drive Productivity through Enhanced Systems.
We've applied our "few things, many places, bigger impact" philosophy to our IT systems with excellent results. By partnering with leading technology companies, we're implementing AI-enabled systems like D365 and Salesforce to enhance productivity, strengthen our global brand, and foster collaboration across our teams. By adopting globally aligned, AI-ready platforms,

WD-40
MULTI-USE PRODUCT
SPRAYS 2 WAYS
SPRAY
STREAM
• Stops Squeaks
• Removes & Protects
• Loosens Rusted Parts
• Frees Sticky Mechanisms
• Drives Out Moisture
DANGER: FLAMMABLE. CONTENTS UNDER PRESSURE.
HARMFUL OR FATAL IF SWALLOWED.
KEEP OUT OF REACH OF CHILDREN.

"YOU HAVE ALMOST UNLIMITED POTENTIAL FOR USAGE INNOVATION ON YOUR CORE PRODUCT."

BRYAN GILDENBERG, MANAGING DIRECTOR, RETAIL CITIES

we're replacing disparate local systems to gain efficiencies in licensing and administration, positioning us to accelerate productivity and decision-making as we scale.

INNOVATION | Our Superpower Driving Us Future Forward. In summary, our focus for fiscal year 2026 is clear: innovation is our superpower, driving us forward. From new product uses to high-performance offerings, optimized portfolios, and shared global learning, we turn ideas into solutions that grow our brand, strengthen markets, and deliver lasting impact worldwide. We turn go-to-market strategies into creative solutions that unlock value in high-potential markets while taking care of our people, who are the key to our success.

Jack Barry—the CEO who took us public in 1973—warned against being, "a blind dog in a meat house." His wisdom remains today: disciplined focus on what matters most drives WD-40 Company's success. With abundant global opportunity still ahead, proven playbooks for emerging markets, and innovation embedded in everything we do, our most exciting chapters remain unwritten.

As we advance into fiscal year 2026 and beyond, we do so with clarity of purpose and confidence in our strategy. I want to thank our employees for their dedication and hard work, our users of our products for their loyalty, and you, our stockholders, for your continued support and trust. Together, we're building a future powered by innovation, grounded in focus, and driven by the exceptional people who define WD-40 Company.

Cheers to unlocking further value and bringing our blue and yellow brand with the little red top to more end users worldwide.



WD-40

Steve Brass
PRESIDENT AND CHIEF EXECUTIVE OFFICER

DEAR FELLOW STOCKHOLDERS



As I reflect on fiscal year 2025, one word comes to mind: focus. Focus is power in business, and our sharpened focus on what matters most has driven meaningful results across every metric. This has been a year of strategic execution and disciplined growth that positions WD-40 Company for an exciting future. We've delivered strong financial performance, achieved critical milestones ahead of schedule, and reinforced our commitment to creating sustainable stockholder value.

In fiscal year 2025, WD-40 Company achieved net sales of approximately $620 million, representing a solid 5% increase over the previous year, with 82% of that growth coming from volume gains on a currency adjusted basis. This organic growth reflects the strength of our brand and our ability to turn go-to-market strategies into creative solutions that drive results.

I'm exceptionally proud that we exceeded our 55% gross margin target a year ahead of schedule, with full-year gross margin reaching 55.1%, an impressive 170 basis point improvement over fiscal 2024. This recovery was driven by favorable input costs—partly due to enhanced operational efficiencies—and higher average prices, supported by our premiumization strategy. Our income from operations grew 8% to $103.8 million, and diluted EPS increased 31% to $6.69. Diluted EPS was positively impacted by $0.87 from a one-time income tax adjustment. Non-GAAP diluted EPS increased 14% to $5.82, despite a volatile macroeconomic environment marked by tariffs, geopolitical tensions, and policy uncertainty.

Our capital allocation strategy continues to be a key differentiator, enabled by our asset-light business model. In fiscal 2025, we paid down a portion of our short-term, higher interest rate debt, providing strategic flexibility for future growth investments. We returned substantial capital to stockholders, repurchasing approximately $12.3 million in stock and increasing our quarterly dividend to $0.94 per share. We completed the divestiture of our United Kingdom homecare and cleaning brands, allowing us to sharpen our focus on core products that deliver higher growth rates and superior margins. Our return on invested capital reached 26.9%,[1] well above our 25% target and improving from 25.5% last year. From a balance sheet perspective, we couldn't be in a better position.

As we move into fiscal year 2026, our priorities center on operational discipline, strategic growth in our top markets, and continued margin expansion. Innovation is our superpower—and we're harnessing it across every part of our business, from optimizing portfolios that sharpen our competitive edge to experimenting with new business models that accelerate growth. We're being strategically disciplined about where and when we invest, because we don't need to do everything at once—thoughtful pacing fuels sustainable growth.

In closing, I want to recognize our global finance and accounting teams and colleagues across the organization who are driving real results at WD-40 Company.

Fiscal year 2025 was outstanding, and I'm even more enthusiastic about the opportunities ahead. Our robust balance sheet, strong margins, disciplined strategy, and talented team create a powerful foundation for continued success, and I'm eager to keep you updated as we execute on our collective vision. Thank you for your continued confidence in WD-40 Company.


WD-40

Sara Hyzer

VICE PRESIDENT, FINANCE AND
CHIEF FINANCIAL OFFICER

[1] Excluding the positive impact of one-time, non-cash income tax adjustment in 2QFY25.

15%
RETURN ON SALES[1]

[1] Calculated as net income for fiscal year 2025 divided by net sales for 2025.

19%
RETURN ON ASSETS[2]

[2] Calculated as net income for fiscal year 2025 divided by total assets at 8/31/25.

26.9%
RETURN ON INVESTED CAPITAL[3]

[3] Calculated as net operating profit after tax divided by average total assets less cash and cash equivalents, short-term investments and noninterest bearing liabilities. Excludes the impact of a one-time income tax adjustment that affected the Company's fiscal year 2025 income tax rate.

GROSS MARGIN (percent)

Year	Value
2025	55%
2024	53%
2023	51%
2022	49%
2021	54%

NET SALES (millions of dollars)

Year	Value
2025	620.0
2024	590.6
2023	537.3
2022	518.8
2021	488.1

SALES PER EMPLOYEE (millions of dollars)

Year	Value
2025	0.87
2024	0.92
2023	0.88
2022	0.89
2021	0.90

DILUTED EARNINGS PER SHARE (in dollars)

2025	5.82[4]	6.69
2024	5.11	
2023	4.83	
2022	4.90	
2021	5.09	

WEIGHTED AVERAGE SHARES OUTSTANDING (millions)

Year	Value
2025	13.6
2024	13.6
2023	13.6
2022	13.7
2021	13.7

NET INCOME (millions of dollars)

2025	79.1[4]	91.0
2024	69.6	
2023	66.0	
2022	67.3	
2021	70.2	

[4] During the second quarter of fiscal year 2025, the Company released an uncertain tax position, resulting in a one-time favorable income tax adjustment that increased net income by $11.9 million and diluted earnings per share by $0.87.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on the Company's Common Stock to the yearly weighted cumulative return of a peer group of companies, the Standard & Poor's 500 Composite Index ("S&P 500") and the Russell 2000 Composite Stock Index ("Russell 2000") for each of the last five fiscal years ending August 31, 2025.

The Company uses the same peer group for the Company's five-year performance graph as the peer group of companies used by the Compensation and People Committee ("Compensation Committee") of the Board of Directors for purposes of benchmarking executive compensation.

During fiscal year 2025, Chase Corporation and Livent Corporation were removed from the peer group due to changes in their public company status. Specifically, each company was either acquired, taken private, or merged into a new entity, and as a result, is no longer publicly traded. Accordingly, Chase Corporation and Livent Corporation are excluded from the 2025 performance graph presented below.

The below comparison assumes $100 was invested on August 31, 2019, in the Company's Common Stock, and in each of the indices, and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among WD-40 Company, S&P 500, Russell 2000, and a Peer Group



	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
WD-40 Company	**100.00**	**118.59**	**95.05**	**109.96**	**136.49**	**114.01**
S&P 500	100.00	131.17	116.44	135.01	171.64	198.89
Russell 2000	100.00	147.08	120.78	126.40	149.74	161.97
Peer Group	100.00	140.85	91.64	90.40	93.73	94.39
Baseline	100.00	100.00	100.00	100.00	100.00	100.00

*$100 invested on 8/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending August 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2025 Russell Investment Group. All rights reserved.

(1) WD-40 Company's 2025 peer group is comprised of the following 12 companies:

- American Vanguard Corporation
- Balchem Corporation
- Beyond Meat, Inc.
- e.l.f. Beauty, Inc.
- Hawkins, Inc.
- Ingevity Corporation
- Olaplex Holdings, Inc.
- Prestige Consumer Healthcare Inc.
- Sensient Technologies Corporation
- The Vita Coco Company, Inc.
- XPEL, Inc.
- YETI Holdings, Inc.



TABLE OF CONTENTS

9715 Businesspark Avenue
San Diego, California 92131

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The 2025 Annual Meeting of Stockholders ("annual meeting") of WD-40 Company ("Company") will be held solely via a live audio webcast at the following virtual location and for the following purposes:

When:	Friday, December 12, 2025 at 10:00 a.m., Pacific Time
Where:	http://meetnow.global/MWCX429
Items of Business:	1. To elect a Board of Directors ("Board") for the ensuing year and until their successors are elected and qualified;
	2. To hold an advisory vote to approve executive compensation;
	3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026; and
	4. To consider and act upon such other business as may properly come before the annual meeting.
Who Can Vote:	Only the stockholders of record at the close of business on October 15, 2025 are entitled to vote at the annual meeting. This proxy statement ("Proxy Statement"), enclosed form of proxy, and the Company's 2025 Annual Report (collectively, "proxy materials") are first sent to stockholders on or about October 31, 2025.
Attending the Virtual Annual Meeting	To expand access to our stockholders, our annual meeting will be conducted virtually. You may attend and participate in the annual meeting online, vote your shares electronically, and submit your questions prior to and during the annual meeting by visiting: http://meetnow.global/MWCX429. There is no physical location for the annual meeting.
	Please see "How can I participate in the virtual annual meeting?" beginning on page 1 for information about how to attend and participate in the annual meeting.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

VIA THE INTERNET
Visit the website listed on your proxy card

BY MAIL
Sign, date and return your proxy card in the enclosed envelope

BY TELEPHONE
Call the telephone number on your proxy card

VIA LIVE VIRTUAL MEETING
Attend the annual meeting at
http://meetnow.global/MWCX429

By Order of the Board of Directors,

Phenix Q. Kiamilev
Vice President, General Counsel, Chief Compliance Officer
   and Corporate Secretary
San Diego, California

October 31, 2025

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and 2025 Annual Report before you vote.

2025 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:
December 12, 2025, at 10:00 a.m., Pacific Time

Record Date:
October 15, 2025

Virtual Meeting Place:
http://meetnow.global/MWCX429

Meeting Webcast:
Available on the Company's investor relations website at http://investor.wd40company.com beginning at 10:00 a.m., Pacific Time, on December 12, 2025

VOTING MATTERS AND BOARD RECOMMENDATIONS

Management Proposals:	*Board Recommendations*	*Page*
Election of Directors (Item No. 1)	FOR all Director Nominees	4
Advisory Vote to Approve Executive Compensation ("Say-on-Pay") (Item No. 2)	FOR	11
Ratification of Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2026 (Item No. 3)	FOR	12

FAQS AND GENERAL INFORMATION

Q: Why am I receiving these proxy materials?

A: This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of the Company for use at its annual meeting to be held on Friday, December 12, 2025, and at any postponements or adjournments thereof.

At the annual meeting, the Company's stockholders will consider and vote upon (i) the election of directors to the Board for the ensuing year; (ii) an advisory vote to approve compensation for our named executive officers ("NEOs"); and (iii) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026. Detailed information concerning these matters is set forth below. Management knows of no other business to come before the annual meeting.

Q: When and where will the annual meeting be held?

A: To provide expanded access to our stockholders, our annual meeting will be a virtual meeting of stockholders conducted solely via a live audio webcast, accessible at http://meetnow.global/MWCX429. Although no physical in-person meeting will be held, we designed the format of our annual meeting to ensure that our stockholders of record who attend the annual meeting will be afforded similar rights and opportunities to participate as they would at an in-person meeting.

The annual meeting will begin promptly at 10:00 a.m., Pacific Time, on Friday, December 12, 2025. Online access to the audio webcast will open 15 minutes prior to the start of the annual meeting. Stockholders are encouraged to access the annual meeting prior to the start time and allow ample time to log into the audio webcast and test their computer systems.

Q: How can I participate in the virtual annual meeting?

A: The annual meeting will be conducted solely by live audio webcast and utilize the latest technology to expand access, improve communication, and save costs for stockholders and the Company. Anyone may enter the annual meeting as a guest in listen-only mode by selecting "I am a Guest," but only stockholders as of the record date and holders of valid proxies are entitled to vote or ask questions at the annual meeting. To participate in the annual meeting, you will need to review the information included on the notice, proxy card or the instructions that accompanied your proxy materials. Stockholders are encouraged to vote and submit proxies in advance of the annual meeting by internet, telephone or mail as early as possible.

Stockholders of Record

If you are a registered stockholder (that is, if you hold your shares through our transfer agent, Computershare), you do not need to register to attend the annual meeting. You can participate in the annual meeting by accessing http://meetnow.global/MWCX429. You will be able to attend the annual meeting online, ask a question and vote by following the instructions on the notice, proxy card, or the instructions that accompanied your proxy materials. If you cannot locate your notice or proxy card and would still like to attend the annual meeting, you can join as a guest. Guest attendees will not be allowed to vote or submit questions at the annual meeting.

Beneficial Owners

If you hold your shares through an intermediary, such as a bank or broker, you have several options to participate in the annual meeting.

If you would like to attend the annual meeting and do not want to ask questions or vote, you can simply join the annual meeting as a guest by accessing http://meetnow.global/MWCX429. Guest attendees will not be allowed to vote or submit questions at the annual meeting.

If you would like to attend the annual meeting, ask a question and/or vote, you have two options:

1) Most beneficial holders do not need to register in advance and will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option may not be available for every type of beneficial owner with a voting control number. The absence of this option shall not impact the validity of the annual meeting. Most beneficial holders can participate in the annual meeting by accessing http://meetnow.global/MWCX429, which enables them to attend the annual meeting online, ask a question and vote by following the instructions on the notice, proxy card, or the instructions that accompanied their proxy materials.

2) Beneficial owners may choose to register in advance of the annual meeting if they prefer to use this traditional, paper-based option. To register to participate in the annual meeting, submit proof of your proxy power (legal proxy) reflecting your WD-40 Company (WDFC) holdings, along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 2:00 p.m., Pacific Time, on December 6, 2025, using one of the following methods:

- Email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

- Mail: Send a copy of the email or correspondence from your broker, or include your legal proxy, to WD-40 Company Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

Upon receipt of your valid legal proxy, Computershare will provide you with a control number by email. You can attend and participate in the annual meeting by accessing http://meetnow.global/MWCX429 and entering the control number.

Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy using the methods described in the "Important Notice Regarding the Availability of Proxy Materials" sent to you, or by following the instructions at *www.envisionreports.com/WDFC*.

Our annual meeting procedures are intended to authenticate stockholders' identities, allow stockholders to give their voting instructions, and confirm that stockholders' instructions have been recorded properly and comport with applicable legal requirements.

Q: What constitutes a quorum in order to hold and transact business at the annual meeting?

A: The close of business on October 15, 2025 is the record date for stockholders entitled to notice of and to vote at the annual meeting. On the record date, the Company had 13,527,835 shares of common stock, $0.001 par value, outstanding. Stockholders of record entitled to vote at the annual meeting will have one vote for each share so held on the matters to be voted upon. If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Broker non-votes are shares that are held of record by a bank or broker as to which the bank or broker has not received instructions from the beneficial owner as to how the shares are to be voted.

Q: If I hold my shares through a broker, how do I vote?

A: If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. It is important that you cast your vote if you want it to count in (i) the election of directors to the Board for the ensuing year, (ii) the advisory vote to approve compensation for our NEOs, and (iii) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026. Your broker will only be permitted to exercise its discretionary authority to vote on your behalf as to the ratification of the appointment of PricewaterhouseCoopers LLP. You may have received a notice from the Company entitled "Important Notice Regarding the Availability of Proxy Materials" with voting instructions or you may have received these proxy materials with separate voting instructions. Follow the instructions to vote or to request further voting instructions as set forth on the proxy materials you have received.

Q: How will my vote be cast if I provide instructions or return my proxy and can I revoke my proxy?

A: If the enclosed form of proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. If no specified instruction is given with respect to a particular matter on your proxy, your shares will be voted by the proxy holder as set forth on your proxy. A proxy may be revoked by attendance at the annual meeting or by filing a proxy bearing a later date with the Corporate Secretary of the Company.

Q: How are the proxies solicited and what is the cost?

A: The cost of soliciting proxies, if any, will be borne by the Company. Solicitations other than by mail may be made by telephone or in person by employees of the Company for which the expense will be nominal. We may also reimburse persons representing beneficial owners for their reasonable expenses incurred in forwarding such materials.


HOUSEHOLDING OF PROXY MATERIALS


The U.S. Securities and Exchange Commission ("SEC") rules permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies. Several banks and brokers with account holders that are our stockholders will be householding our proxy materials. A single Proxy Statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your bank or broker, direct your written request to *investorrelations@wd40.com*, Investor Relations, 9715 Businesspark Ave., San Diego, CA 92131 or contact Investor Relations by telephone at +1 (800) 448-9340. Stockholders who currently receive multiple copies of the Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker.

PROPOSALS

ITEM NO. 1

ELECTION OF DIRECTORS

At the annual meeting, the nine nominees named below under the heading, *Director Nominees*, will be presented for election as directors to serve until the next annual meeting of stockholders when their successors may be elected or appointed. In the event any nominee is unable or declines to serve as a director at the time of the annual meeting, any proxy granted to vote for such nominee will be voted for a nominee designated by the present Board to fill such vacancy.

A nominee for election to the Board will be elected as a director if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Holders of common stock are not entitled to cumulate their votes in the election of directors. Withheld votes and broker non-votes are not counted as votes in favor of any nominee.

If an incumbent director nominee fails to receive more votes for election as a director than votes against election, the incumbent director will continue to serve as a director until a successor is elected or appointed. However, pursuant to Corporate Governance Guidelines adopted by the Board, such director nominee will be expected to tender his or her resignation to the Corporate Governance Committee of the Board. The Corporate Governance Committee will promptly consider such resignation and present a recommendation to the Board to accept or reject such resignation for formal action to be taken within 90 days following the annual meeting.

Article III, Section 3.2 of the Bylaws of the Company (amended and restated on June 17, 2024) provides that, unless otherwise specified in the Certificate of Incorporation, the authorized number of directors of the Company shall not be less than seven nor more than 12 until changed by amendment duly adopted by the stockholders. Within the specified limits, the exact number of directors is to be fixed from time to time by a resolution duly adopted by the Board or by the stockholders. By resolution of the Board adopted on October 9, 2025, the authorized number of directors will be fixed at nine, upon the resignation of director, Trevor I. Mihalik, from the Company's Board, effective December 12, 2025.

After serving over five years as a director on the Company's Board, including serving as chair of the Finance Committee and as a member of the Corporate Governance Committee and the Audit Committee, Mr. Mihalik provided notice to the Company in October 2025 of his decision not to stand for re-election. Mr. Mihalik will continue to serve on the Board and such committees until the annual meeting when his term expires.

DIRECTOR NOMINEES

Director Nominees	Independent[1]	Audit	Compensation and People	Corporate Governance	Finance
Steven A. Brass					
Cynthia B. Burks	✓	✓	✓		
Daniel T. Carter	✓	Chair[2]		✓	✓
Eric P. Etchart, Chairman of the Board	✓			✓	✓
Lara L. Lee	✓		✓		✓
Edward O. Magee, Jr.	✓	✓	✓		✓
Graciela I. Monteagudo	✓		✓	✓	✓
David B. Pendarvis	✓	✓	✓	Chair	
Anne G. Saunders	✓	✓	Chair	✓	

[1] The Board has determined that each director nominee (except for Mr. Brass):

  (i) has no material relationship with the Company (either directly or indirectly through an immediate family member or as a partner, stockholder or officer of an organization that has a relationship with the Company), and

  (ii) is an independent director as defined in the Marketplace Rules of The Nasdaq Stock Market LLC (the "Nasdaq Rules").

[2] The Board determined that Mr. Carter is an "audit committee financial expert" as defined by regulations adopted by the SEC.

STEVEN A. BRASS, CEO AND PRESIDENT

Director since: March 2022
Age: 59

Experience (Highlights):

Mr. Brass was appointed CEO, effective 8/2022 and continues to serve as President, a position that he has held since 2019. He joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. From 2016 until 2019, Mr. Brass served as Division President, Americas, and from 2019 to 8/2022, as COO.

Qualifications (including Skills and Certifications):

As CEO and President of the Company, combined with his leadership experience in the Company's Americas and EIMEA trading blocs, Mr. Brass offers the Board a broad and deep Company-based perspective. In addition, his specific knowledge of the Company's operations, coupled with his breadth of experience with international markets and our domestic market, provides the Board with valuable insight.

CYNTHIA B. BURKS

Independent Director since: December 2022
Age: 59

Committees:
▪ Audit Committee, member
▪ Compensation and People Committee, member

Experience (Highlights):

Ms. Burks serves as the managing member of Excel Advising, LLC, which was formed in 11/2022 and offers executive coaching and human resources consulting services. From 2019 to 2022, Ms. Burks was SVP and chief people and culture officer at Genentech, Inc. (formerly NYSE: DNA). From 2011 to 2019, she held various human resource management roles at Genentech-affiliated companies, including VP, human resources. Ms. Burks has also held human resource and organizational development positions in industries including media, consumer goods and technology.

Qualifications (including Skills and Certifications):

Ms. Burks has earned certifications in the areas of corporate directorship, executive compensation, and climate. Ms. Burks' extensive knowledge of human capital strategy, including talent management, succession planning, compensation strategy, designing culture to increase competitive advantage, diversity, equity and inclusion, and organizational design, enhances the Board's management oversight capabilities.

Other Public Company Boards:

Inspire Medical Systems, Inc. (NYSE: INSP), since 8/2022
▪ Organization and Compensation Committee, member

Other Boards (Highlights):

Current:

Sellars Absorbent Materials, Inc. (manufacturer of absorbents made with recycled fibers), since 8/2022

Cityblock (provider of comprehensive healthcare to underserved communities), since 7/2025
▪ Talent and Compensation Committee, chair

Previous:

Genentech Foundation (non-profit), 2020 - 2022
Torch (educational software company), 2021 - 2025

DANIEL T. CARTER

Independent Director since: 2016
Age: 69

Committees:
▪ Audit Committee, chair
▪ Corporate Governance Committee, member
▪ Finance Committee, member

Experience (Highlights):

Mr. Carter served as EVP and CFO of BevMo! from 2009 until his retirement in 2016. He also served as CFO of the following companies: Semtek, Inc. (2008 to 2009); Charlotte Russe Holding, Inc. (1998 to 2007); and Advanced Marketing Services (1997 to 1998). From 1986 to 1997, he was employed by Price Club and its follow-on entities, serving as SVP for PriceCostco and CFO for Price Enterprises. Mr. Carter began his career as an auditor with Ernst & Young LLP.

Qualifications (including Skills and Certifications):

Mr. Carter is recognized as a NACD Certified Director and as a NACD Board Leadership Fellow. Mr. Carter is a Certified Public Accountant (inactive) in California, and the Board has designated Mr. Carter as a financial expert who is expected to continue to serve on our Audit Committee. He has earned Harvard's Corporate Director Certificate and Carnegie-Mellon's CERT Certificate in Cyber-Risk Oversight. Mr. Carter's financial expertise, considerable knowledge of the retail industry, and financial experience provide the Board with a breadth of relevant skills and experience.

Other Board(s):

Chosen Foods, LLC (1/2018 - 8/2021)

ERIC P. ETCHART, CHAIRMAN OF THE BOARD

Independent Director since: 2016
Age: 69

Committees:
▪ Corporate Governance Committee, member
▪ Finance Committee, member

Experience (Highlights):

Mr. Etchart has served as the Company's non-executive Chairman of the Board since December 2024. Prior to joining the Company's Board, Mr. Etchart served as SVP of The Manitowoc Company, Inc. (NYSE: MTW) from 2007 until his retirement in 1/2016. He served as SVP, business development, from 2015 to 2016 and as president and general manager of the Manitowoc Crane Group from 2007 to 2015. From 1983 to 2007, Mr. Etchart held various sales, marketing and management positions at subsidiaries and predecessor companies of MTW.

Qualifications (including Skills and Certifications):

Mr. Etchart is a French national and has held management positions in China, Singapore, Italy, France and the U.S. He is recognized as a NACD Board Leadership Fellow and has earned certifications in Climate Leadership and ESG Leadership. These certifications focus on climate risk and related business strategy, board-related fiduciary obligations, climate-related government regulations, reporting and disclosure requirements, investor engagement, learning how to identify opportunities and overcome challenges related to setting, executing against and measuring ESG goals. Mr. Etchart's breadth of international finance, marketing, board and management experience provides important perspective to the Board. His commitment to the highest standards of board leadership, with an emphasis on ESG, demonstrates the Board's continued commitment to good governance.

Other Public Company Boards:

Graco Inc. (NYSE: GGG), since 2010
▪ Audit Committee, member
▪ Governance Committee, member

Alamo Group Inc. (NYSE: ALG), since 2015
▪ Compensation Committee, member
▪ Nominating / Corporate Governance Committee, chair

Other Boards:

Previous:

UPERIO Group, supplier of tower and self-erecting cranes, until 9/2025
▪ ESG Committee, chair
▪ UPERIO, USA (subsidiary), director and officer

LARA L. LEE

Independent Director since: December 2020
Age: 62

Committees:

▪ Compensation and People Committee, member
▪ Finance Committee, member

Experience (Highlights):

Ms. Lee operates Lara Lee Associates LLC dba Creative Renewal offering governance, consulting, and advisory services. From 2016 to 2018, Ms. Lee served as president of Orchard Supply Hardware, a former subsidiary of Lowe's Companies, Inc. (NYSE: LOW), and from 2013 to 2018, as an SVP of Lowe's. From 2011 to 2013 she served as chief innovation and operating officer for Continuum, a global consultancy firm. She was also a partner at an innovation firm, Jump Associates, from 2007 to 2010. Ms. Lee's prior experience included 15 years at Harley-Davidson Motor Company as division head, VP, business unit leader, and in various European and Asian strategy, marketing and business development roles.

Qualifications (including Skills and Certifications):

Ms. Lee began her career with Ernst & Whinney (now Ernst & Young LLP) in Washington, D.C. and Singapore. Ms. Lee is a NACD Certified Director and earned an ESG certificate from Berkeley Law Executive Education. In 2025, the Corporate Directors Forum named Ms. Lee Director of the Year - Enhancement of Culture & Inclusion. Ms. Lee's diverse international business and management experience, including expertise in retail, market development, strategic marketing (including digital, e-commerce and channel marketing), brand development, and innovation across industries and international markets, provides the Board with valuable insights.

Other Public Company Boards:

Previous:

Marrone Bio Innovations, Inc. (formerly NASDAQ: MBII; acquired by Bioceres Crop Solutions Corp. now NASDAQ: BIOX), director, member of Audit Committee and Compensation Committee, and designated board ESG lead (11/2020 - 7/2022)

Other Boards (Highlights):

Current:

▪ Independence Holdings LP GP, LLC, the parent company of Liberty Safe & Security Products, Inc., a designer and manufacturer of residential safes, since 10/2021
▪ Rather Outdoors Corporation, a designer and wholesaler of fishing equipment in North America and Europe, since 2/2023; Compensation Committee member

Previous:

▪ The Sill, Inc., an omnichannel specialty retailer of house plants and related products (11/2018 - 3/2024)
▪ Organically Grown Company, a distributor of organic produce, board chair; Compensation. Culture and People Committee chair; and Governance Committee chair (8/2019 - 7/2021)

EDWARD O. MAGEE, JR.

Independent Director since: June 2022

Age: 59

Committees:

▪ Audit Committee, member
▪ Compensation and People Committee, member
▪ Finance Committee, member

Experience (Highlights):

Mr. Magee has served as VP for Strategic Operations at Belmont University in Nashville, Tennessee since 2/2023. He also holds two academic appointments: The first Executive-in-Residence and Professor of Practice, Business at Belmont's Jack C. Massey College of Business and in 9/2024, COO of the Thomas F. Frist, Jr. College of Medicine. From 2/2020 to 12/2022, Mr. Magee served as EVP, operations at Fender Musical Instruments Corporation ("Fender"). Prior to Fender, he served as its SVP, operations from 2016 to 2020. Mr. Magee also served as VP of operations and distribution for Thomas & Betts Corporation (now ABB Ltd.; OTNMKTS: ABBNY) from 2014 to 2016 and in various management roles in vehicle operations at Harley-Davidson Motor Company from 2004 to 2014.

Qualifications (including Skills and Certifications):

Prior to his executive experience, Mr. Magee served as a combat-decorated Lieutenant Colonel in the U.S. Marine Corps. Mr. Magee has earned certificates in corporate directorship, ESG, and cyber risk. In addition, Mr. Magee is an honoree of the 2025 NACD Directorship 100, an annual recognition of the leading corporate directors, and has been recognized by the Corporate Directors Forum as a 2024 Director of the Year - Emerging Board Leader, 2024 Savoy Magazine Most Influential Corporate Director, and 2025 Presidential Leadership Scholar. Mr. Magee is a member of the Digital Director's Network. Mr. Magee's extensive knowledge of manufacturing, sustainability, supply chain, and logistics as well as his wide-ranging experience building and developing global leadership teams that drive organizational culture change, enhance the Board's management oversight capabilities.

Other Boards (including Non-Profit):

Current:

- NACD Nashville Chapter, Chair
- Smithsonian SITES | Affiliations Advisory Board
- Boys & Girls Clubs of Middle Tennessee

Previous (Highlights):

- Fender Play Foundation™, co-president and executive director
- Board of Visitors at Duke University's Fuqua School of Business
- Advisory Board, Veteran Courage Project

GRACIELA I. MONTEAGUDO

Independent Director since: June 2020
Age: 59

Committees:
- Compensation and People Committee, member

- Corporate Governance Committee, member
- Finance Committee, member

Experience (Highlights):

Ms. Monteagudo served as president and CEO of Lala U.S., Inc. from 2017 to 2018. From 2015 to 2017 she served as president, Americas and global marketing for Mead Johnson Nutrition Company and from 2012 to 2015 she held various leadership roles at Mead Johnson & Company, LLC. From 2008 through 2012, she held various leadership roles at Walmart Mexico, including SVP and business unit head for Sam's Club stores in Mexico. Ms. Monteagudo has dual Mexican and American citizenship and has held senior management positions in both Latin America and the U.S.

Qualifications (including Skills and Certifications):

Ms. Monteagudo is recognized as a NACD Certified Director and is an honoree of the 2022 NACD Directorship 100, an annual recognition of the leading corporate directors. She has also earned certifications in the areas of artificial intelligence, climate and ESG. Ms. Monteagudo's significant board and leadership experience, including international business experience in Latin America, her extensive global and digital marketing, e-commerce, retail, and consumer goods expertise, offers the Board with valuable marketing and consumer products insight.

Other Public Company Boards:

Current:

ACCO Brands Corporation (NYSE: ACCO), since 8/2016

- Nominating, Governance & Sustainability Committee, chair
- Compensation & Human Capital Committee, member

iHeartMedia, Inc. (NASDAQ: IHRT), since 7/2021
- Audit Committee, member

Other Boards:

Previous (Highlights):

- Driscoll's (a market leader of fresh berries), 3/2021 - 12/2021
- The Juice Plus+ Company, LLC, 9/2019 - 7/2023

DAVID B. PENDARVIS

Independent Director since: 2017
Age: 66

Committees:
- Corporate Governance Committee, chair
- Audit Committee, member
- Compensation and People Committee, member

Experience (Highlights):

Until his retirement in 6/2023, Mr. Pendarvis had served as chief administrative officer of ResMed Inc. (NYSE and ASX: RMD) since 2011 and secretary since 2003. In 2017, he served as interim president, EMEA and Japan of RMD. He joined RMD in 2002 as global general counsel and has also served as VP of organizational development from 2005 to 2011. Before joining RMD, Mr. Pendarvis was a partner at Gray Cary Ware & Freidenrich LLP (presently, DLA Piper), a partner at Gibson, Dunn & Crutcher, and a law clerk to U.S. District Court Judge J. Lawrence Irving in the U.S. District Court for the Southern District of California, San Diego.

Qualifications (including Skills and Certifications):

Mr. Pendarvis earned an ESG certificate from Berkeley Law Executive Education. His expertise in corporate governance, compliance, intellectual property and worldwide legal affairs, and experience as general counsel with global responsibilities, including international executive management experience and focus on investor relations and corporate communications, provide the Board with valuable perspective for risk oversight.

Other Public Company Boards:

Previous:

Sequenom, Inc. (NASDAQ: SQNM), from 2009 until its acquisition by Laboratory Corporation of America Holdings (NYSE: LH) in 2016

Other Boards (including Non-Profit):

Previous:

- RMD's subsidiaries, ended 6/2023
- Corporate Directors Forum, 2010 - 2019
- San Diego Regional Chamber of Commerce, ended 5/2023

ANNE G. SAUNDERS

Independent Director since: March 2019
Age: 64

Committees:
- Compensation and People Committee, chair
- Audit Committee, member
- Corporate Governance Committee, member

Experience (Highlights):

Ms. Saunders served as president, U.S., of nakedwines.com from 2016 through 2017. From 2014 through 2016, she was president, U.S. of FTD Companies, Inc. (NASDAQ: FTD), and from 2012 through 2014, she served as president of Redbox Automated Retail, LLC. From 1990 to 2012, Ms. Saunders held various senior executive level positions at Starbucks Corporation, Bank of America, N.A., Knowledge Universe (presently KinderCare Education), eSociety and AT&T.

Qualifications (including Skills and Certifications):

Ms. Saunders' experience as a former senior P&L leader in multiple global consumer company divisions, and her deep functional expertise in marketing, e-commerce, and product innovation and development as well as her extensive public company board experience, provide valuable experience to the Board.

Other Public Company Boards:

Previous:

Bowflex Inc. (formerly NYSE BFX and formerly Nautilus, Inc., NYSE NLS), 2012 - 2024, chair since 8/2022

Swiss Water Decaffeinated Coffee Inc. (TSX: SWP), 11/2017 - 5/2023

Other Boards:

Current:

Reser's Fine Foods, since 2/2023
- Compensation Committee, member

There are no material pending litigation or proceedings involving the Company's director nominees.

There are no family relationships among any of our directors, director nominees or executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES SET FORTH ABOVE.

ITEM NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
("SAY-ON-PAY")

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as a matter of good corporate governance, the Company's stockholders are being asked to cast an advisory vote to approve the compensation of the Company's Named Executive Officers ("NEOs") as described in the Compensation Discussion and Analysis ("CD&A"), the executive compensation tables, and the narrative disclosures that follow in this Proxy Statement. This vote is commonly referred to as a "Say-on-Pay" vote.

At the Company's annual meeting in 2011, 2017, and 2023, the Company's stockholders were asked, by a non-binding advisory vote, to express their preference as to the frequency of future Say-on-Pay votes. The Board recommended annual Say-on-Pay voting, and the Company's stockholders approved to have Say-on-Pay votes every year.

Since 2011, the Board has authorized annual advisory votes for the stockholders to consider and approve the compensation of the NEOs, and the next non-binding, advisory vote on the compensation of the NEOs will be held at our 2026 annual meeting. The Say-on-Pay votes approving NEO compensation at each annual meeting held in 2011 through 2024 averaged 98% of the votes cast during this 14-year period.

The following resolution will be presented for approval by the Company's stockholders at the 2025 annual meeting:

"RESOLVED, that the stockholders of WD-40 Company (the "Company") hereby approve the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis section of the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders and in the accompanying compensation tables and narrative disclosures."

The advisory vote to approve executive compensation is a non-binding vote on the compensation of the Company's NEOs. This Proxy Statement contains a description of the compensation provided to the NEOs as required by Item 402 of Regulation S-K promulgated under the Exchange Act.

Stockholders are encouraged to carefully consider the CD&A, accompanying compensation tables and related narrative discussion in this Proxy Statement in considering this advisory vote. The Board believes that the compensation provided to the Company's NEOs offers a competitive pay-for-performance package with a proper balance of short-term and long-term incentives aligned with the interests of the Company's stockholders.

This is an advisory vote and will not affect compensation previously paid or awarded to the NEOs. While a vote disapproving the NEOs' executive compensation will not be binding on the Board or the Compensation and People Committee, such committee will consider the results of the advisory vote in making future executive compensation decisions.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the annual meeting is required to approve this advisory vote on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ADOPTION OF THE PROPOSED RESOLUTION FOR APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

ITEM NO. 3

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm ("auditor") of the Company to audit the consolidated financial statements of the Company for fiscal year 2026. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new auditor at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PwC, the Audit Committee may reconsider its selection.

A majority of the votes of the common stock present or represented at the annual meeting is required for approval. Broker non-votes will be voted in favor of approval. PwC acted as the Company's auditor during the past fiscal year and, unless the Audit Committee appoints a new auditor, PwC will continue to act in such capacity during the current fiscal year. It is anticipated that a representative of PwC will attend the annual meeting, and such representative will have an opportunity to make a statement and be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 31, 2026.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning those stockholders known to the Company to be the beneficial owners of more than 5% of the common stock of the Company and, based on information furnished by them, such stockholders have sole voting and investment power with respect to their shares, except as otherwise noted:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership^	Percent of Class†
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	2,098,914 [1]	15.52 %
Vanguard Group, Inc. P.O. Box 2600 - V26 Valley Forge, PA 19482	1,625,030 [3]	12.01 %

^   Beneficial ownership information is based on reports as of June 30, 2025 filed on Form 13F with the SEC. Such information is unavailable as of October 15, 2025.

†   Based on 13,527,835 shares of common stock outstanding as of the close of business on October 15, 2025.

[1]   BlackRock, Inc. ("BlackRock") reported that these shares are managed by 15 investment management subsidiaries and disclaims investment discretion over such shares. A summary of investment discretion and voting authority of shares reported for certain subsidiaries is as follows:

Investment Management Subsidiary	Investment Discretion	Voting Authority		
	Sole	Sole	Shared	None
BlackRock Fund Advisors	1,456,271	1,456,271		
BlackRock Institutional Trust Company, N.A.	410,048	398,233		11,815
BlackRock Advisors, LLC	63,410	63,410		
BlackRock Investment Management, LLC	46,389	37,229		9,160
BlackRock Asset Management Ireland Ltd	36,352	36,352		
Aperio Group, LLC	34,223	28,146		6,076
BlackRock Financial Management, Inc.	30,709	20,959		9,750
BlackRock Investment Management (UK) Ltd	8,735	3,495		5,240
7 other BlackRock subsidiaries (each holding fewer than 5,000 shares)	12,777	9,018		3,759

[2]

Investment Management Subsidiary	Investment Discretion		Voting Authority		
	Sole	Shared	Sole	Shared	None
The Vanguard Group, Inc.	1,590,238				1,590,238
Vanguard Fiduciary Trust Co.		13,251		13,251	
Vanguard Asset Management, Ltd.		11,728			11,728
Vanguard Global Advisers, LLC		5,340			5,340
Vanguard Investments Australia, Ltd.		3,107		3,107	
Vanguard Personalized Indexing Management LLC	1,366		1,125		241

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock, as of October 15, 2025, by (i) each current director (and/or director nominee) and NEO, and (ii) all current directors, NEOs, and other executive officers as a group:

Name of Beneficial Owner	Shares and Nature of Beneficial Ownership[1]	
	Number	Percent of Class†
Steven A. Brass	37,751 [2]	*
Sara K. Hyzer	6,723 [3]	*
Jeffrey G. Lindeman	5,454 [4]	*
William B. Noble	8,671 [5]	*
Patricia Q. Olsem	8,724 [6]	*
Cynthia B. Burks	1,291 [7]	*
Daniel T. Carter	6,205 [7]	*
Eric P. Etchart	7,870 [8]	*
Lara L. Lee	1,891 [7]	*
Edward O. Magee, Jr.	2,001 [9]	*
Trevor I. Mihalik	4,172 [10]	*
Graciela I. Monteagudo	2,261 [7]	*
David B. Pendarvis	5,339 [11]	*
Anne G. Saunders	2,751 [7]	*
All current directors, NEOs, and other executive officer(s) of the Company, as a group (15 persons)	105,888 [12]	*

* Less than 1%.

† Based on 13,527,835 shares of common stock outstanding as of the close of business on October 15, 2025.

[1] All shares owned directly unless otherwise indicated.

[2] Mr. Brass' total includes: (i) the right to receive 108 shares upon settlement of vested deferred performance units ("DPUs") upon termination of employment, (ii) 13,189 unvested restricted stock units ("RSUs"), none of which is subject to vesting within 60 days of October 15, 2025, (iii) 1,218 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, (iv) 3,883 shares of common stock to be issued on October 27, 2025 upon settlement of MSUs, and (v) 2,259 shares held in the WD-40 Company Profit Sharing / 401(k) Plan ("401(k) Plan").

[3] Ms. Hyzer's total includes: (i) 2,905 unvested RSUs, none of which is subject to vesting within 60 days of October 15, 2025, (ii) 71 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, (iii) 895 shares of common stock to be issued on October 27, 2025 upon settlement of MSUs,and (iv) 619 shares held in the 401(k) Plan.

[4] Mr. Lindeman's total includes: (i) 1,514 unvested RSUs, none of which is subject to vesting within 60 days of October 15, 2025, (ii) 253 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, (iii) 821 shares of common stock to be issued on October 27, 2025 upon settlement of MSUs, and (iv) 697 shares held in the 401(k) Plan.

[5] Mr. Noble's total includes: (i) the right to receive 280 shares upon settlement of vested DPUs upon termination of employment, (ii) 479 unvested RSUs, none of which is subject to vesting within 60 days of October 15, 2025, (iii) 672 shares of common stock to be issued on October 27, 2025 upon settlement of MSUs, and (iv) 522 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company.

[6] Ms. Olsem's total includes: (i) the right to receive 89 shares upon settlement of vested DPUs upon termination of employment, (ii) 1,842 unvested RSUs, none of which is subject to vesting within 60 days of October 15, 2025, (iii) 1,120 shares of common stock to be issued on October 27, 2025 upon settlement of MSUs,and (iv) 644 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company. The 2007 Olsem Family Trust, which she shares investment discretion and voting authority with her spouse, holds beneficial ownership of 5,274 shares of the 8,724 shares reported above.

[7] Shares shown represent the right to receive all such shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of October 15, 2025.

8   *Mr. Etchart's total includes the right to receive 6,370 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 46 shares are subject to vesting within 60 days of October 15, 2025).*

9   *Mr. Magee's total includes the right to receive 1,945 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 14 shares are subject to vesting within 60 days of October 15, 2025).*

10 *Mr. Mihalik's total includes the right to receive 3,870 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 46 shares are subject to vesting within 60 days of October 15, 2025).*

11 *Mr. Pendarvis' total includes the right to receive 5,011 shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of October 15, 2025.*

12 *Total includes the rights of directors, NEOs, and other executive officer(s) to receive a total of 31,595 shares upon settlement of vested RSUs upon termination of service as a director of the Company, the rights of executive officers to receive a total of 477 shares upon settlement of vested DPUs upon termination of employment, the rights of certain directors to receive a total of 112 shares within 60 days of October 15, 2025 upon vesting of RSUs, and a total of 3,788 shares directly held by executive officers in the Company's 401(k) Plan.*

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Company's stock, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership. Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the last fiscal year and written representations that no other reports were required, except as described below, all Section 16(a) requirements were complied with by all persons required to report with respect to the Company's equity securities during the last fiscal year.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We remain committed to managing the Company for the benefit of our stockholders and maintaining robust corporate governance practices. Accordingly, we maintain the following corporate governance practices, among others, to enhance the Company's reputation for integrity and serving our stockholders responsibly:

- Annual election of all directors with majority voting requirement

- Annual election of a non-employee director as Chair of the Board, who is separate from and independent of the CEO

- Governance guidelines for independent director leadership and other best governance practices

- Annual performance evaluations for board, committees and directors

- 8 of 9 director nominees are independent, only the CEO and President is not independent; all Board committees are composed entirely of independent directors

- Anonymous reporting via whistleblower hotline and quarterly reporting of any activity presented to the Audit Committee

- Corporate Governance Guidelines include an overboarding policy that limits directors from serving on more than a total of four public company boards

- Executive sessions of independent directors held at each regularly scheduled board meeting

- Annual consideration of succession planning for the Board, the CEO, and senior management

- Company prohibits pledging and hedging of Company stock by directors, executive officers, and all other employees

- Equity received by directors must be held until board service ends

- Cash and equity incentive compensation paid to executive officers are subject to clawback

BOARD LEADERSHIP AND RISK OVERSIGHT

Board Leadership

The Corporate Governance Committee evaluates the Board's leadership structure and makes its recommendation to the Board. Corporate Governance Guidelines provide for, under appropriate circumstances, the designation of the principal executive officer to serve as board chair and for the designation of a lead independent director to ensure the most effective board governance when the principal executive officer is also serving as board chair.

In 2022, the Board determined that board oversight of and attention to the Company's current strategic initiatives are better served by having a chair, who is an independent director, provide primary leadership at meetings of the Board and for such chair to serve as a liaison between the Board and executive management. Furthermore, the Board believes that separation of the principal executive officer and the board chair position is currently more appropriate for the Company given the size of the Board and the continued need for the principal executive officer's focus and flexibility to implement strategic directives and execute overall management responsibilities. As an independent director, the chair can provide leadership to the Board without perceived or actual conflicts associated with individual and collective interests of management.

Since our 2022 annual meeting, the Board has elected an independent chair to serve as its non-employee Chair to lead the Board and, following the 2025 annual meeting, the Board expects to do so again. However, the Board's determination as to whether having an independent director serve as board chair is in the best interests of the Company remains subject to annual review.

Board Role in Risk Oversight

Risk oversight is undertaken by the Board as a whole, but various Board committees are charged with reviewing and reporting on business and management risks included within the purview of each committee's responsibilities. The Compensation and People Committee ("Compensation Committee") considers risks associated with the Company's compensation policies and practices, with particular focus on the annual cash incentive compensation and equity awards offered to the Company's executive officers and the performance metrics to best align the interests of management with those of the Company. The Audit Committee considers risks associated with financial reporting and internal control, including ethics and compliance program risks and, as described in further detail below, cybersecurity risks. The Finance Committee considers risks associated with the Company's financial management and investment activities, acquisition- and divestiture-related risks, and Employee Retirement Income Security Act of 1974 plan oversight. The Finance Committee also reviews the appropriateness of the Company's insurance programs. The Board or its committees, as part of their oversight, receive periodic reports from management employees having responsibility for the management of particular areas of risk, including risks related to systems integrity and disaster recovery of primary information technology systems, supply chain risks associated with disruptive events, ESG risk, sustainability efforts and progress, and risks associated with artificial intelligence, which may include ethical, legal, and operational risk. The CEO is responsible for overall risk management and provides input to the Board with respect to the Company's enterprise risk management program and is responsive to the Board in carrying out its risk oversight role.

In addition to maintaining four standing committees (described in further detail below under "Board Committees"), the Board maintains an ESG Board Advisory Group to provide guidance to the Company on key ESG-related issues. This provisional working group was created in fiscal year 2024 and is composed of four directors (each with a diverse ESG background): Cynthia B. Burks, Lara L. Lee, Graciela I. Monteagudo, and David B. Pendarvis.

Compensation Risk Assessment

In addition to oversight of compensation-related risk by the Compensation Committee, the Company's management has undertaken an annual assessment of the Company's compensation policies and practices and strategic business initiatives to determine whether any of these policies or practices, as well as any compensation plan design features, including those applicable to the executive officers, are reasonably likely to have a material adverse effect on the Company. Based on this review, management has concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion is based primarily on the fact that the incentives underlying the Company's compensation plan design features provide balance among increased profitability, long-term growth, and longer-term stockholder returns and are aligned with best practices widely recognized and followed by other similar public companies. Management has discussed these findings with the Compensation Committee.

In addition, we have adopted a clawback policy that enables us to recover cash and equity incentive compensation from executive officers in the event of a restatement of our financial results. The clawback policy is available on our website at *https://investor.wd40company.com/overview/default.aspx* under *Governance.*

Cybersecurity Risk Assessment

Management is responsible for cybersecurity risk management, which is part of the Company's enterprise risk management and business continuity processes. We regularly evaluate our cybersecurity risk profile as well as the status and activities of our cybersecurity program, which aligns to the industry-recognized Center for Internet Security or CIS framework. We employ a defense-in-depth strategy which involves multiple layers of security controls to help prevent and detect possible risks and employ measures to protect our systems from business disruption. Our cybersecurity program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, as well as plans and strategies to address threats and incidents. We also engage with third-party service providers, who possess expertise in information technology ("IT") and cybersecurity, to aid in the design, implementation, and management of our cybersecurity infrastructure and protocols. The Company's Chief Financial Officer works with our Vice President of Global Information & Technology and regional IT members to lead our enterprise-wide information security program and manage our Cybersecurity Incident Response Plan. As a part of continuing education, employees are required to participate in cybersecurity awareness training at the commencement of their employment and annually thereafter. We reinforce this training with monthly phishing tests and cybersecurity newsletters to educate our employees on the latest cybersecurity threats and the most effective preventative measures. The Audit Committee oversees cybersecurity risk and mitigation strategies of the Company.

BOARD MEETINGS, COMMITTEES AND ANNUAL MEETING ATTENDANCE

The Board is charged by the stockholders with managing or directing the management of the business affairs and exercising the corporate power of the Company. The Board relies on the following standing committees to assist in carrying out the Board's responsibilities: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, and the Finance Committee. Each of the committees has a written charter approved by the Board, and each committee reviews their respective charter annually. Committee charters can be found on the Company's website at *http://investor.wd40company.com/investors/corporate-governance/overview*.

There were seven meetings of the Board during the last fiscal year. Each director serving for the full fiscal year attended at least 75% of the aggregate of the total number of meetings of the Board and of all committees on which the director served. In addition, the Board holds an annual organizational meeting on the date of the annual meeting. Pursuant to our Corporate Governance Guidelines, directors are expected to attend the annual meeting. At the last annual meeting, all current directors (and director nominees) were present.

EQUITY HOLDING REQUIREMENT FOR DIRECTORS

RSU awards to non-employee directors, including both non-elective grants and RSU awards granted pursuant to the annual elections of the directors to receive RSUs in lieu of all or part of their base annual fee, are not settled in shares of the Company's common stock until termination of each director's service as a director. The number of shares to be issued to each non-employee director upon termination of service is disclosed in the footnotes to the last table under the heading, *Security Ownership of Certain Beneficial Owners and Management*.

INSIDER TRADING POLICY – PROHIBITED TRADING TRANSACTIONS

The Company maintains an insider trading policy that is reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable Nasdaq listing standards. The policy includes transaction pre-approval requirements, applicable to its officers and directors required to report changes in beneficial ownership of the Company's common stock under Section 16 of the Exchange Act. Certain other employees who have significant management or financial reporting responsibilities and may have access to material non-public information concerning the Company are also subject to pre-approval requirements before trading or making gifts.

The Company's insider trading policy requires pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act ("10b5-1 Trading Plan"). To avoid the potential for abuse, the Company's policy with respect to such trading plans is that, once adopted, trading plans may not be changed or canceled without the General Counsel's approval. Any approved change or cancellation of a trading plan adopted by an executive officer, director or employee covered by the Company's insider trading policy may result in the Company's refusal to approve future trading plan requests for that person.

The insider trading policy also includes a prohibition on certain hedging and transactions involving the potential for abuse. Pursuant to the insider trading policy, executive officers, directors and covered employees may not engage in the following transactions involving the Company's publicly traded securities:

- Short sale transactions
- Transactions in options or derivatives
- Hedging transactions
- Pledges or margin account borrowing

COMMUNICATIONS WITH THE BOARD

Stockholders and other interested parties may send communications to the Board by submitting a letter addressed to: WD-40 Company, Corporate Secretary, 9715 Businesspark Avenue, San Diego, CA 92131.

The Board has instructed the Corporate Secretary to review and forward such communications to the Board Chair. The Board has also instructed the Corporate Secretary to exercise discretion, to not forward to the Board Chair any communication which is deemed to be of a commercial or frivolous nature or inappropriate for consideration by the Board. The Corporate Secretary may also forward the communication to another department within the Company to facilitate an appropriate response.

DIRECTOR COMPENSATION

Compensation for non-employee directors is set by the Board upon the recommendation of the Corporate Governance Committee. The Corporate Governance Committee conducts a review of non-employee director compensation at least bi-annually, and in October 2024, such review included the 2023 - 2024 NACD Director Compensation Report and the 2024 Director Compensation Report published by FW Cook. For fiscal year 2025, non-employee directors who served through the Company's fiscal year end received compensation for services as directors pursuant to the Directors' Compensation Policy and Election Plan (the "Director Compensation Policy") adopted by the Board on October 3, 2024. Pursuant to the Director Compensation Policy, non-employee directors received a base annual fee of $75,000. The Chair received additional annual compensation of $50,000.

Non-employee directors received additional cash compensation for service on various Board committees as follows:

	Audit	Compensation	Corporate Governance	Finance
Chair	$20,000	$14,000	$11,000	$12,000
Member	$11,000	$6,000	$5,000	$6,000

All such annual fees were paid in the first calendar quarter of 2025.

At the Company's 2016 annual meeting, the Company's stockholders approved the WD-40 Company 2016 Stock Incentive Plan (which was amended and restated effective December 12, 2023 upon stockholder approval at the 2023 annual meeting, the "A&R 2016 Stock Incentive Plan") to authorize the issuance of stock-based compensation awards to employees as well as to directors. In addition to the fees set forth above, the Director Compensation Policy provides for an annual grant of restricted stock unit ("RSU") awards having a grant date value of approximately $110,000 to each non-employee director. Each RSU represents the right to receive one share of the Company's common stock. On December 12, 2024, each non-employee director elected at the 2024 annual meeting received a non-elective RSU award covering 405 shares of the Company's common stock. Additional information regarding the RSU awards is provided in a footnote to the Director Compensation table below.

Each non-employee director may elect to receive an RSU award ("Elective RSUs") in lieu of all or a portion of his or her base annual fee for service as a director. The number of shares of the Company's common stock subject to each such RSU award granted to the non-employee directors equaled the elective portion of his or her base annual fee payable in RSUs divided by the fair market value of the Company's common stock as of the date of grant.

Pursuant to award agreements with non-employee directors, RSU awards are fully vested (except for Elective RSUs, which vest monthly over 12 months), entitled to dividend compensation equivalent to dividends declared and paid on the

Company's common stock, and settled in shares of the Company's common stock upon termination of the director's service as a director of the Company.

The Company also maintains a Director Contributions Fund from which each incumbent non-employee director has the right each fiscal year to designate $7,000 in contributions to be made by the Company to properly qualified Section 501(c)(3) charitable organizations of the Internal Revenue Code.

DIRECTOR COMPENSATION TABLE – FISCAL YEAR 2025

The following Director Compensation table provides information concerning compensation earned by each non-employee director for services rendered in fiscal year 2025. Amounts reported in the following table under Fees Earned or Paid in Cash for each director depend on the various committees that each director served as a member or as chair during the fiscal year and whether the director served as the chair of the Board.

Non-Employee Director[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Cynthia B. Burks	$92,000	$109,958	$7,000	$208,958
Daniel T. Carter	$106,000	$109,958	$7,000	$222,958
Eric P. Etchart	$136,000	$109,958	$7,000	$252,958
Lara L. Lee	$87,000	$109,958	$7,000	$203,958
Edward O. Magee, Jr.	$98,000	$109,958	$7,000	$214,958
Trevor I. Mihalik	$103,000	$109,958	$7,000	$219,958
Graciela I. Monteagudo	$92,000	$109,958	$7,000	$208,958
David B. Pendarvis	$103,000	$109,958	$7,000	$219,958
Gregory A. Sandfort[5]	$35,667	$32,263	$7,000	$74,930
Anne G. Saunders	$105,000	$109,958	$7,000	$221,958

[1] *Mr. Brass is not included in this table as he is an employee and does not receive compensation for his service as a director. Compensation for services he provides to the Company is reflected in the Summary Compensation Table included in the Executive Compensation section of the Proxy.*

[2] *Messrs. Carter and Pendarvis and Mses. Burks, Lee, Monteagudo, and Saunders elected to receive their fiscal year 2025 base annual fees of $75,000 in cash. Messrs. Etchart, Mihalik, and Sandfort elected to receive RSU awards in lieu of cash for their base annual fees pursuant to elections made as permitted under the Director Compensation Policy. Mr. Magee elected to receive his fiscal year 2025 base annual fee in cash (67%) and RSUs (33%). The number of shares underlying each director's RSU award was rounded down to the nearest whole share.*

[3] *Amounts reported under Stock Awards represent the grant date fair value for non-elective RSU awards granted pursuant to the Director Compensation Policy. On December 12, 2024, each director received a non-elective RSU award covering 405 shares of the Company's common stock. The grant date fair value of approximately $110,000 equals the closing price of the Company's common stock on the grant date, which was $271.50 multiplied by the number of shares underlying the RSU award. The number of shares underlying each director's RSU award is rounded down to the nearest whole share. Outstanding RSUs held by each director as of October 15, 2025 are reported in footnotes to Security Ownership of Certain Beneficial Owners and Management table.*

[4] *Amounts represent charitable contributions made by the Company in fiscal year 2025 as designated by non-employee directors pursuant to the Company's Director Contributions Fund.*

[5] *Mr. Sandfort retired from the Board effective December 12, 2024 and, except for charitable contributions under All Other Compensation, his compensation was prorated and based on the Director Compensation Policy in effect when he was elected at the 2023 annual meeting.*

The director compensation table above does not include reasonable out-of-pocket expenses (e.g., airfare, hotel, car rental, etc.) incurred by directors that the Company reimburses in connection with in-person attendance at Board and committee meetings, on-site visits to the Company's offices and facilities, and continuing education such as conferences, coursework and speaking engagements. For fiscal year 2025, directors were subject to a limit of $5,000 for continuing education and $12,000 for continuing education-related travel.

BOARD COMMITTEES

CORPORATE GOVERNANCE COMMITTEE

Members:	David B. Pendarvis (Chair)[1]	**Primary Responsibilities:**
	Daniel T. Carter	• Provides counsel to the Board, including the size and operation of the Board and its standing committees
	Eric P. Etchart	
	Trevor I. Mihalik	• Serves as the nominating function of the Board, which includes reviewing and interviewing qualified candidates to serve on the Board
	Graciela I. Monteagudo	
	Gregory A. Sandfort[2]	
	Anne G. Saunders	• Oversees and recommends to the Board:
		- structure, composition, and rotation of the committees of the Board
Independent:	All	- trading guidelines for directors, officers and key employees
		- director compensation and benefits policies and practices
		• Manages annual board and committee evaluations and assesses the effectiveness of the Board and its committees
Meetings held last FY:	5	
		• Reviews stockholder proposals and recommends responses to the Board
		• Reviews and considers developments in corporate governance to ensure that best practices are being followed

[1]   *Joined December 12, 2024*
[2]   *Until December 12, 2024*

Board and Committee Self-Evaluation

The Corporate Governance Committee oversees an annual process of self-evaluation conducted by each committee of the Board and for the Board as a whole, which includes a board evaluation, individual self-evaluations and peer evaluations. Directors are encouraged to share constructive feedback on topics including Board and committee dynamics, operations, and effectiveness.

Board Evaluation

The Company conducts an annual comprehensive board self-evaluation to assess the effectiveness of the Board, its committees, and members. The process is coordinated internally by our Corporate Governance Committee in partnership with the Board Chair. The following evaluations are collected via online questionnaire:

1. Audit Committee Self-Evaluation Questionnaire
2. Compensation Committee Self-Evaluation Questionnaire
3. Corporate Governance Committee Self-Evaluation Questionnaire
4. Finance Committee Self-Evaluation Questionnaire
5. Individual Director Evaluation Questionnaire
6. Board Self Evaluation Questionnaire
7. Peer Evaluation Questionnaire

The Company's comprehensive evaluation process includes a peer-based, individual director evaluation, which provides each director with confidential feedback from fellow Board members. The inclusion of peer evaluations is intended to promote accountability, reinforce a culture of continuous improvement, and ensure that each director contributes effectively to the Board's oversight responsibilities. Insights from the overall evaluation process also inform succession planning, committee composition, and ongoing director education.

Questionnaire responses are collected anonymously to foster and promote open and candid feedback. The Corporate Governance Committee, in consultation with the Board Chair, reviews aggregated results to identify strengths, development opportunities, and areas for enhanced Board and committee performance.

Procedure

In advance of questionnaire deployment, all questionnaires are reviewed and updated by the Corporate Governance Committee, in consultation with the Board Chair and committee chairs. Once the questionnaire responses are collected and analyzed, the Company's Board (including the CEO) and General Counsel review and discuss the results and any actions to be taken. The purpose of these evaluations is to identify areas where the Board and committees and each of its directors can enhance their performance and effectiveness. Additionally, the evaluations assist in determining whether adjustments are necessary in terms of the Board and committee leadership, composition and expertise. Lastly, the evaluations assist in ensuring that our Board and committees are aligned with our Company values and adhere to our Corporate Governance Guidelines and committee charters.

Nomination Policies and Procedures

The Corporate Governance Committee acts in conjunction with the Board to ensure that a regular evaluation is conducted of succession plans, performance, independence, and of the qualifications and integrity of the Board. The Corporate Governance Committee also reviews the applicable skills and qualifications required of nominees for election as directors. The objective is to balance the composition of the Board to achieve a combination of individuals with different skills and experiences to meet the needs of the Board and support the Company's strategy, and such skills and experiences are outlined more fully in the matrix below. The Board has not established any specific diversity criteria for the selection of nominees other than the general composition criteria noted below.

In determining whether to recommend a director for re-election, the Corporate Governance Committee considers the director's past attendance at meetings, results of evaluations, and the director's participation in and anticipated future contributions to the Board. Directors who reach the age of 72 are expected to retire and provide advance notice to the Board to support effective succession planning. However, the Board may re-nominate any director for up to three additional years if the Board determines that relevant circumstances warrant continued service.

The Corporate Governance Committee evaluates new Board nominees through a series of internal discussions, reviewing available information, and interviewing selected candidates. Generally, candidates for nomination to the Board have been identified and compiled in a database through director networking, professional organizations or suggestions from individual directors or employees. Historically, the Company has not employed a search firm or third party when seeking or evaluating candidates.

The Corporate Governance Committee considers director recruitment and succession planning for the Board at least annually. This review entails consideration of various factors that the Corporate Governance Committee believes to be relevant to ensure that the Board maintains a level of diversity in skills, qualifications and perspectives, including relevant experience that is appropriate for its oversight and governance responsibilities. The Corporate Governance Committee considers each director's experience in senior leadership roles and as directors on other public company boards, including service on committees and as committee or board chairs, in addition to age and the tenure of each director on the Board. Beyond a baseline expectation that directors and director nominees will share the Company values and have demonstrated an ability to promote and sustain a strong corporate culture, the Board endeavors to ensure that the mix of skills among directors is aligned with corporate strategy and appropriate for the evolving business and competitive environment of the Company.

Refreshed Board Composition and Leadership (FY 2022 - 2025)

Type of Change	Date of Change	Director	Position
Board Composition Changes			
+	March 2022	Steven A. Brass	Director
+	June 2022	Edward O. Magee, Jr.	Director
-	December 2022	Gary O. Ridge	Director
+	December 2022	Cynthia B. Burks	Director
-	June 2024	Melissa Claussen	Director
-	December 2024	Gregory A. Sandfort	Director

Board and Committee Leadership Changes

-	December 2022	Gary O. Ridge	Chair of the Board
-	December 2022	Gregory A. Sandfort	Lead Independent Director
+	December 2022	Gregory A. Sandfort	Chair of the Board
-	December 2024	Eric P. Etchart	Chair, Corporate Governance
+	December 2024	David B. Pendarvis	Chair, Corporate Governance
-	December 2024	Gregory A. Sandfort	Chair of the Board
+	December 2024	Eric P. Etchart	Chair of the Board

Continuing Education and Certifications

The Company maintains a corporate membership to the National Association of Corporate Directors ("NACD") for the benefit of its directors. NACD membership includes access to nationwide networking, resources on emerging issues and trends, online and in-person instruction. In addition, to emphasize the importance of continuing education, directors are reimbursed for expenses incurred in connection with attending continuing education programs and conferences and acquiring certain certifications to assist them in remaining abreast of developments in critical issues relating to the operation of public company boards, including environmental, social, and corporate governance. Three directors have earned NACD Directorship Certification, three directors are recognized as NACD Board Leadership Fellows, and two directors are included on NACD Directorship 100™. In addition, various directors completed coursework to strengthen their knowledge and earned certificates as follows:


Continuing Education and Certifications
Subject Matter
Artificial Intelligence
1
Climate Change
3
Corporate Directorship
4
Cyber-Risk Oversight o...
2
ESG
5
Executive Compensation
1
0
1
2
3
4
5
6
Number of Directors

Skills and Experience

The following list of specific skills are among the areas of expertise and experience that the Corporate Governance Committee believes will best serve the Company. The list is updated from time to time and each director's expertise in these areas is graded on a scale to assess the level of competence that is available to the Board as a whole. The table below presents those areas in which the Board has determined that individual directors have a deep or knowledgeable level of expertise and does not reflect areas in which directors have general experience or familiarity. A particular director may possess other skills, experience, qualifications or attributes even though they are not indicated below. This information is used to assist the Board in ensuring a composition of skills and experience to oversee effectively the Company's strategy, risk management, and emerging areas of focus, all of which will guide the Board in identifying the desired skills and experience of future nominees.

SKILLS AND EXPERIENCE	DIRECTOR NOMINEES								
	Steven A. Brass	Cynthia B. Burks	Daniel T. Carter	Eric P. Etchart	Lara L. Lee	Edward O. Magee, Jr.	Graciela I. Monteagudo	David B. Pendarvis	Anne G. Saunders
Brand Mgmt. or Building; Omni-Channel Marketing; Digital	X				X		X		X
Consumer / Retail Markets	X		X		X		X		X
Cybersecurity & Technology									
Finance & Accounting			X	X	X			X	
Human Capital & Talent Mgmt.	X	X			X	X		X	X
Innovation					X	X			
International / Global Business	X	X	X	X	X		X	X	
Leadership (Public Company Senior Executive)	X	X	X	X	X		X	X	X
Legal & Corporate Governance		X						X	X
Operations				X		X	X		
Sustainability				X		X			

Additional information on each director's qualifications is included in their respective biographies shown under *Director Nominees* on page 4.

CURRENT BOARD COMPOSITION



TENURE: < 3 years 10%, 3 - 5 years 30%, > 5 years 60%

GENDER: Female - 40%, Male - 60%

DEMOGRAPHICS: Represented community - 70%, Under-represented community - 30%

The Corporate Governance Committee will consider director candidates recommended by stockholders under the same criteria as other candidates described above. Nominations may be submitted by letter addressed to: WD-40 Company Corporate Governance Committee, Attn: Corporate Secretary, 9715 Businesspark Avenue, San Diego, California 92131. Nominations by stockholders must be submitted in accordance with the requirements of the Company's Bylaws, including submission of such nominations within the time required for submission of stockholder proposals as set forth below under the heading, *Stockholder Proposals or Director Nominations for our 2026 Annual Meeting*.

AUDIT COMMITTEE

Members:	Daniel T. Carter (Chair) Cynthia B. Burks Lara L. Lee[1] Edward O. Magee, Jr. Trevor I. Mihalik David B. Pendarvis Anne G. Saunders[2]	**Primary Responsibilities of Committee:** Provides oversight of the following: • integrity of financial statements and disclosures • integrity of audits, reviews and reporting controls • direct management of independent auditor • internal audit • ethics and compliance, including Company's Code of Conduct and "whistleblower" hotline
Independent (under Rule 10A-3 under the Exchange Act):	All	• risk management of financial reporting and internal controls • cybersecurity risks • management's earnings guidance
Meetings held last FY:	4	

[1] *Until December 12, 2024*
[2] *Joined December 12, 2024*

The Board has determined that Mr. Carter and Mr. Mihalik are each an "audit committee financial expert" as defined by SEC regulations and that each member satisfies the requirements for service on the Audit Committee under Rule 5605(c)(2) of the Nasdaq Rules.

FINANCE COMMITTEE

Members:	Trevor I. Mihalik (Chair)
	Daniel T. Carter
	Eric P. Etchart
	Lara L. Lee[1]
	Edward O. Magee, Jr.
	Graciela I. Monteagudo
	Gregory A. Sandfort[2]
		Primary Responsibilities of Committee:
		
		• Reviews and advises the Board with respect to:
		
		  - Acquisitions and divestitures
		  - Investment policy
		  - Capital and debt structure
		  - Cash and liquidity, including capital expenditures
		  - Dividend policy
		  - Interest rates and foreign exchange
		  - Tax planning
		  - Appropriateness of insurable business risks

Independent:	All	
Meetings held last FY:	4	• Reviews the Company's annual business plan and long-term financial strategies, objectives and strategic initiatives

[1] *Joined December 12, 2024*
[2] *Until December 12, 2024*

COMPENSATION AND PEOPLE COMMITTEE

Members:	Anne G. Saunders (Chair)	**Primary Responsibilities of Committee:**
	Cynthia B. Burks	
	Lara L. Lee	• Reviews the Company's overall compensation programs and strategies
	Edward O. Magee, Jr.[1]	
	Graciela I. Monteagudo[1]	• Establishes and administers executive compensation programs, including short-term and long-term incentive compensation and setting performance metrics and clawback provisions for such incentive compensation
	David B. Pendarvis	
	Gregory A. Sandfort[2]	
Independent (and "non-employee directors" under Rule 16b-3 of the Exchange Act):	All	• Conducts an annual review of and approves the goals and objectives relevant to CEO's compensation, including a performance evaluation in light of such goals and objectives to determine and approve the CEO's compensation
Meetings held last FY:	6	• Reviews strategies related to human capital and talent management, including recruiting, development and retention, severance arrangements (as applicable), and management succession
		• Reviews the foregoing strategies and programs for consistency with the Company's compensation philosophy, business strategy, competitive practices, culture, and the requirements of applicable regulatory authorities
		• Reviews stockholder voting results on "Say-on-Pay" and feedback received regarding executive compensation matters

[1]   *Joined December 12, 2024*
[2]   *Until December 12, 2024*

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended August 31, 2025, there were no compensation committee interlock relationships with respect to the Company's executive officers, members of the Board and/or the Compensation Committee as described in Item 407(e)(4)(iii) of Regulation S-K promulgated under the Exchange Act.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ISSUES

The Company believes that taking an integrated approach to environmental, social and governance ("ESG") issues supports sustainable growth, creates long-term value, and protects the interests of our stakeholders. Our Board holds ultimate oversight authority and has demonstrated ongoing commitment to the Company's performance relative to ESG issues.

Guided by our core value, *Do the Right Thing*, we continue to evolve in response to changing societal expectations. This is especially evident in our ESG efforts, where we aim to create value for all stakeholders through responsible business practices.

The Company's sustainability efforts began in fiscal year 2018 with the formation of a cross-functional Project Team focused on environmental impact, product sustainability, and cultural foundations. In fiscal year 2022, this work was elevated through the creation of the ESG Squad and Sustainability Committee, enhancing senior leadership's role in ESG decision-making and accountability.

In fiscal year 2024, the Board established an ESG Board Advisory Group that meets on an ad hoc basis. This provisional working group composed of four members of our Board with diverse ESG backgrounds was created to provide guidance to the Company on key ESG-related issues. The ESG Board Advisory Group collaborates with the management-led Sustainability Committee to help shape the Company's sustainable innovation strategy and strengthen its social initiatives.

The Company published its third ESG report in November 2024, summarizing progress over fiscal years 2023 and 2024 and outlining its strategy for fiscal years 2025 and 2026. The report is available under the "Sustainability" section of our website, *https://investor.wd40company.com/investors/esg/default.aspx*. Information on our website, including our ESG report, is not part of this or any other report we file with, or furnish to, the SEC.

INFORMATION REGARDING OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages, and current titles of the Company's executive officers as of August 31, 2025:

Name	Age	Title
Steven A. Brass	59	President and Chief Executive Officer ("CEO"); Director
Sara K. Hyzer	47	Vice President, Finance and Chief Financial Officer ("CFO")
Phenix Q. Kiamilev	46	Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Jeffrey G. Lindeman	62	Vice President, Chief People, Culture and Capability Officer ("Chief People Officer")
William B. Noble	67	Group Managing Director
Patricia Q. Olsem	58	Division President, Americas

Mr. Brass joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary, WD-40 Company Limited, and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. He then served as Division President, Americas of the Company, from 2016 until 2019, when he was promoted to President and Chief Operating Officer. In March 2022, Mr. Brass was appointed to the Board and, effective September 1, 2022, Mr. Brass serves as CEO and President.

Ms. Hyzer joined the Company in August 2021 as Vice President, Global Finance Strategy. She was then named Vice President, Finance, Treasurer, and Chief Financial Officer, effective November 1, 2022. In connection with her promotion, she assumed the responsibility for global information technology strategy, and in January 2023, she relinquished the title and responsibility of Treasurer. Before joining the Company, Ms. Hyzer served over 20 years at PricewaterhouseCoopers LLP, during the last six years of which she served as an audit partner for publicly traded and privately held companies in industries, including consumer products and life sciences. Ms. Hyzer is a Certified Public Accountant in California (Inactive).

Ms. Kiamilev joined the Company in May 2021 as Vice President, Legal, was appointed General Counsel and Corporate Secretary in December 2021, and appointed Chief Compliance Officer in April 2025. From 2019 to 2021, Ms. Kiamilev served as Vice President, Legal, and General Counsel of Kyriba Corp. and held other legal roles from 2014 to 2019. Ms. Kiamilev also served as in-house counsel for Active Network, LLC after practicing law at Luce, Forward, Hamilton & Scripps LLP (currently Dentons US LLP). Ms. Kiamilev is a licensed attorney in the State of California.

Mr. Lindeman serves as the Company's chief human resources officer. He joined the Company in 2016 and has held management positions within the Company's EIMEA segment, including director of human resources, information technology, supply chain and finance. In December 2020, he was named Vice President, Global Organizational Development of the Company. He was then promoted to his current position, Chief People, Culture and Capability Officer, in November 2022. Prior to joining the Company, Mr. Lindeman worked as the senior director of talent and engagement for San Diego International Airport from 2006 to 2016.

Mr. Noble joined the Company's Australian subsidiary, WD-40 (Australia) Pty. Limited, in 1993 as International Marketing Manager for the Asia Region. He was then promoted to Managing Director, EMEA and appointed as a Director of the Company's U.K. subsidiary, WD-40 Company Limited, in 1996. Effective November 1, 2022, Mr. Noble was promoted to Group Managing Director. Effective December 31, 2025, Mr. Noble will retire after 32 years of service with the Company.

Ms. Olsem joined the Company in 2005 and has held various senior management positions including, Vice President Americas Innovation Development Group, Senior Vice President Marketing and Innovation of the Americas, and Senior Vice President and General Manager of the U.S. She was promoted to her current position as Division President, Americas in 2019.

All executive officers hold office at the discretion of the Board. There are no family relationships between any executive officer and any member of the Board. There are no pending litigation or proceedings involving the Company's officers.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") addresses the philosophy, policies, programs, processes, and decisions of the Compensation Committee with respect to compensation for the Company's Named Executive Officers (the "NEOs"). During fiscal year 2025, the Company's NEOs were as follows:

- Steven A. Brass, President and CEO
- Sara K. Hyzer, Vice President, Finance, and CFO
- Jeffrey G. Lindeman, Vice President, Chief People Officer
- William B. Noble, Group Managing Director*
- Patricia Q. Olsem, Division President, Americas

* *All NEOs are employees of the Company, except for Mr. Noble, who is an employee of WD-40 Company Limited, a wholly owned United Kingdom ("U.K.") subsidiary of the Company.*

Our Executive Compensation Programs Incorporate Strong Governance Features

- No Employment Agreements with Executive Officers (except as required in the U.K.)
- Executive Officers are Subject to Stock Ownership Guidelines

- No Supplemental Executive Retirement Plans for Executive Officers
- Executive Officers are Prohibited from Hedging or Pledging Company Stock

- Long-Term Incentive Awards are Subject to Double-Trigger Vesting upon Change of Control
- No Backdating or Re-Pricing of Equity Awards

- Annual and Long-Term Incentive Programs Provide a Balanced Mix of Goals for Profitability, Growth and Total Stockholder Return Performance
- Financial Goals for Performance-Based Equity Awards Never Reset

- Incentive-based Compensation subject to Clawback
- Independent Compensation Consultant Retained by the Compensation Committee of the Board

EXECUTIVE SUMMARY OF EXECUTIVE OFFICER COMPENSATION PROGRAM

The compensation structure for the NEOs is composed of three principal elements:

Base Salary	Annual Cash and Equity Incentives:	Long-Term Equity Incentives:
	▪ Growth Reward Program ("GRP")	▪ Restricted Stock Units ("RSUs")
	▪ Performance Stock Units ("PSUs")	▪ Market Share Units ("MSUs")

Annual incentives are measured based on performance each fiscal year (with GRP payable in cash and PSUs payable in restricted stock) whereas long-term incentives involve a three-year time horizon. RSUs are retention-related equity that vest over three years, and MSUs are long-term, performance-related equity that may vest in three years, depending on the Company's stock performance. The design of this compensation structure results in a significant portion of NEO-realized compensation being directly tied to Company performance, which is measured predominantly by financial performance and total stockholder return ("TSR").

Annual Incentive Compensation Overview

GRP

In fiscal year 2024, the Company approved changes to GRP to incorporate additional key global company objectives, including global adjusted net sales and other company-wide strategic performance measures. The details of GRP are described more fully under *GRP Design*.

To measure NEO performance, the Company used the following measures for fiscal year 2025 GRP (which measures remain unchanged from fiscal year 2024):

GRP Measure	GRP Calculation Description
1. Adjusted Net Sales (Global and Regional)*	
2. Adjusted EBITDA Pre-GRP (Global and Regional)*	Tranche 1 of GRP Calculation
3. Strategic Performance Measures	
4. Global Adjusted EBITDA Post-GRP	Tranche 2 of GRP Calculation

*   *"Global" is defined as the financial metric computed on a consolidated basis, while "Regional" is defined as the financial metric computed for each of the Company's relevant reporting segments, either the Americas, EIMEA or Asia Pacific.*

The measures are calculated in accordance with Tranche 1 and Tranche 2 of GRP Calculations:

▪   Tranche 1 of GRP Calculation is accrued based on the first 3 measures shown above:

♦   "Adjusted Net Sales" is defined as net sales translated using budgeted exchange rates.**

♦   "Adjusted EBITDA Pre-GRP" is defined as earnings before interest, income taxes, depreciation (in operating departments), amortization, which includes amortization of definite-lived intangible assets and cloud computing amortization, and generally excludes non-routine items, all translated using budgeted exchange rates and calculated prior to any GRP compensation expense or PSU expense.**

♦   Strategic performance measures are further discussed in *Growth Reward Program*

▪   Tranche 2 of GRP Calculation is accrued based on the 4th measure shown above:

"Global Adjusted EBITDA Post-GRP" is a measure used for Tranche 2 of GRP Calculation and based on U.S. Dollar ("USD") reported results, defined as earnings before interest, income taxes, depreciation (in operating departments), amortization, which includes amortization of definite-lived intangible assets and cloud computing amortization, and generally excludes non-routine items, all using actual exchange rates, calculated after GRP compensation expense is computed for Tranche 1 of GRP Calculation and prior to GRP compensation expense related to Tranche 2 of GRP Calculation and PSU expense.**

** Before the beginning of fiscal year 2025, the Company had announced its intent to divest the homecare and cleaning product portfolios in the Americas and EIMEA segments. Accordingly, the Company excluded the financial impact of these product portfolios in its results for fiscal year 2025 for these measures when setting target and maximum GRP opportunities. On a global basis, these product portfolios represented less than 4% of consolidated net sales and less than 5% of our Global Adjusted EBITDA measures, if included.

PSU Awards

In addition to the GRP, the Company continued to grant PSUs, which are intended to incentivize and reward NEOs for achieving current fiscal year EBITDA above the maximum EBITDA-based metrics used for GRP. Similar to GRP, PSUs represent another short-term incentive to focus on exceptional EBITDA growth and further strengthens the pay-for-performance orientation of the Company's compensation program. Fiscal year 2025 PSU metrics and performance achieved are shown below under *Fiscal Year 2025 PSU Attainment by NEO.*

PSU awards were established by reference to each NEO's annual GRP opportunity, which is based on a multiple of fiscal year 2025 base salary ranging from 1x to 2x, and fiscal year 2025 maximum percentage GRP opportunity. The share equivalent value of PSUs awarded to each NEO as of the date of grant equals 100% of the NEO's target GRP opportunity.

PSU awards provide for the vesting of restricted stock, based on level of achievement and up to the total shares granted. Restricted stock issued upon vesting of the PSUs are subject to a restrictive endorsement that prohibits their sale before termination of employment. PSU awards that vest are settled on the third business day following the Company's public release of its annual earnings for each fiscal year. The Company withholds shares to cover required withholding taxes due to the settlement of vested PSU awards and issues restricted stock, net of shares withheld, which have a value as of the settlement date equal to the required tax withholding obligation.

Long-Term Incentive ("LTI") Compensation Overview

LTI compensation is equity-based and consists of RSUs and MSUs, consistent with prior years. Retention-related equity compensation to NEOs includes RSU awards that typically vest annually over a period of three years after grant, subject to earlier vesting upon the effective date of retirement under certain conditions. Performance-based MSU awards to NEOs promote performance and retention over a longer-term horizon. Depending on the performance of the Company's stock price against a three-year market return-based measurement period, NEOs may earn MSUs with a three-year vesting cliff (or pro-rata vesting at the end of the applicable measurement period in the event of earlier retirement under certain conditions).

The foregoing compensation structure elements are described in greater detail in subsequent sections in this CD&A.

How The Compensation Committee Sets Pay Opportunities

As part of the framework for overall NEO compensation and assessment of compensation for each NEO that takes into account individual and Company performance, the Compensation Committee also considers actual and target levels of compensation, short-term and long-term performance periods, labor market data, and peer group executive compensation. The Compensation Committee seeks to align individual NEO performance incentives with short-term and long-term Company objectives. The Compensation Committee assesses the effectiveness of the established framework for NEO compensation by reviewing each principal element of NEO compensation as well as total compensation in the aggregate. The Compensation Committee considers measures of Company performance over multi-year periods, specifically including regional and global measures based on the Company's Adjusted EBITDA Pre-GRP, and relative Company performance compared to an established peer group of companies and a comparable market index. The Compensation Committee also considers the relative achievement of longer-term strategic objectives for which each NEO is accountable. Information regarding NEO strategic objectives is provided in the *Executive Officer Compensation Decisions for Fiscal Year 2025* section below under the heading, *Base Salary: Process.*

FISCAL YEAR 2025 COMPENSATION DECISIONS

Compensation decisions for fiscal year 2025 were made in October 2024 based on individual and Company performance during fiscal year 2024 and a market survey conducted by the Compensation Committee's independent compensation consultant, ClearBridge Compensation Group, LLC ("ClearBridge").

The following is a summary of decisions made by the Compensation Committee for NEO compensation for fiscal year 2025:

- Base salary increases from fiscal year 2024 base salary amounts for NEOs ranged from 3% to 10% and averaged 6%. The base salary increase for each NEO was determined based on individual factors (e.g., role, performance/ contributions) and respective market benchmarks, with fiscal year 2025 salaries within the market ranges reviewed by the Compensation Committee.

- Our annual cash incentive plan or GRP in which NEOs participate is described below under the heading, *Growth Reward Program*. Under GRP, Global and Regional goals related to EBITDA, net sales, and strategic performance measures were established shortly after the beginning of the fiscal year. The Company's performance as measured against these goals is described in detail below.

- In addition to cash, as part of overall annual incentive compensation, the Company granted a maximum of 5,686 PSUs (total) to NEOs. See further details in the table under the heading, *Fiscal Year 2025 PSU Attainment by NEO*.

- In October 2024, in addition to PSUs, the NEOs received the following long-term stock-based awards:

  - RSU awards providing for the issuance of a total of 8,907 shares of the Company's common stock to be earned by continued employment by the Company over a vesting period of three years, subject to earlier vesting upon the effective date of retirement under certain conditions.[1] These awards serve a retention purpose together with an incentive to maximize long-term stockholder value through share price appreciation.

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[1] For a more complete description of the RSU awards, refer to the Executive Officer Compensation Decisions section below under *Restricted Stock Unit or RSU Awards.*

- MSU awards subject to performance vesting covering a target number of shares of the Company's common stock totaling 8,907 shares. If the Company's TSR over the three-year measurement period matches the return for the Russell 2000 Index, as published by Russell Investments ("Index"), the target number of shares of the Company's common stock would vest and be issued to the NEOs. The actual number of shares to be issued to the NEOs will be from 0% to 200% of the target number of shares depending upon the Company's TSR compared to the return for the Index.[2]

- Equity awards for fiscal year 2025 varied among the NEOs based on labor market compensation practices specific to the region of employment, relative achievement of individual performance measures and goals established for each NEO, individual market data based on role and responsibilities, as well as Company performance for fiscal year 2025 in areas over which each NEO had direct influence.

The Compensation Committee considered the results of advisory Say-on-Pay votes in its decision-making for executive compensation of the NEOs and concluded that no significant changes in executive compensation decisions and policies are warranted due to Say-on-Pay vote outcomes, which are provided below for each year that stockholders voted.



"Say-on-Pay" Stockholder Approval based on Votes Cast (2011 - 2024)

For additional details on Say-on-Pay results, please refer to Item No. 2 Advisory Vote to Approve Executive Compensation ("*Say-on-Pay*") above.

GOVERNANCE OF EXECUTIVE OFFICER COMPENSATION PROGRAM

The Compensation Committee's primary purpose is to establish compensation and benefit arrangements for our CEO, other NEOs, and executive officers of the Company, on behalf of the Board. The Compensation Committee is responsible for developing and reviewing the Company's overall executive compensation strategy, with support from management and consultants. As noted earlier, for fiscal year 2025 executive compensation decisions, the Compensation Committee engaged ClearBridge, an independent compensation consulting firm. The Compensation Committee is also responsible for administering the Company's equity compensation plans.

The Compensation Committee operates pursuant to a charter that outlines its responsibilities, including evaluating the performance and approving annual compensation and benefits for the Company's executive officers. A copy of the

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[2]   *For a more complete description of the MSU awards, refer to the Executive Officer Compensation Decisions section below under Market Share Unit or MSU Awards.*

Compensation and People Committee Charter ("Compensation Charter"), which is reviewed annually, can be found on the Company's website at *http://investor.wd40company.com* in the "Corporate Governance" section.

PROCESS FOR EVALUATING EXECUTIVE OFFICER PERFORMANCE AND COMPENSATION

In setting compensation for NEOs, the Compensation Committee receives input from the CEO concerning each of the other NEOs and a report of the Company's financial results for the past fiscal year relative to the Company's performance measures. The CEO makes recommendations regarding base salary and incentive compensation for each of the other NEOs. The Compensation Committee considers the input, results, recommendations and other factors in making its final determination as to each NEO's compensation, including ClearBridge's specific pay recommendation for the CEO and other executive officers.

The Compensation Committee also works with the Company's Human Resources function in carrying out its responsibilities, and the Vice President, Chief People, Culture and Capability Officer serves as management's primary liaison with the Compensation Committee. From time to time, the Compensation Committee will also direct management to work with ClearBridge in providing proposals, program design, and compensation recommendations. ClearBridge provides advice and information relating to executive compensation and benefits each year. For fiscal year 2025, ClearBridge assisted the Compensation Committee in the evaluation of executive base salary, cash incentives, equity incentive design and award levels. ClearBridge reports directly to the Compensation Committee and provides no services to management. In October 2025, the Compensation Committee assessed the independence of ClearBridge based on SEC rules, the independence factors established by the NASDAQ, and other factors. As a result of its assessment, the Compensation Committee concluded that ClearBridge's work raised no conflict of interest currently or during the fiscal year ended August 31, 2025.

EXECUTIVE COMPENSATION PHILOSOPHY AND FRAMEWORK

COMPENSATION OBJECTIVES

The Company's compensation program for executive officers is designed to achieve five primary objectives:

1. Attract, motivate, reward and retain high performing executives;
2. Align the interests and compensation of executives with the value created for stockholders;
3. Create a sense of motivation among executives to achieve both short- and long-term Company objectives;
4. Create a direct, meaningful link between business and team performance and individual accomplishment and rewards; and
5. Ensure our compensation programs are appropriately competitive in the relevant labor markets.

TARGET PAY POSITION / MIX OF PAY

The Company's compensation program consists primarily of base salary, annual cash and equity incentives, and long-term oriented equity awards. The Compensation Committee considers multiple factors when establishing target total compensation opportunities for executive officers (including base salary, target cash incentive compensation, and RSU and MSU equity awards). Specifically, compensation is determined considering internal factors (including, but not limited to, individual performance, complexity of job function, length of time within the position and anticipated contribution) as well as external market data. When using external market data, the Compensation Committee does not target a specific pay positioning. Instead, the Compensation Committee reviews the full range of market data, with the market 50th percentile of total compensation as one reference point. The Compensation Committee then assesses internal factors for each executive officer, which results in final total target pay levels above or below the market 50th percentile, depending on the Compensation Committee's individual assessment. Based on recent market analysis, executive officer target pay levels generally fall between the 25th and the 50th percentiles on average, with variability by individual. Actual compensation will vary from target based on the Company's incentive compensation plan designs, which consider the Company's performance. This approach is consistent with the Compensation Committee's historic approach to assessing market data and setting target pay levels (i.e., considering a holistic assessment of relevant internal and external considerations, on an individual case-by-case basis).

The mix of pay for executive officers is intended to provide significant incentives to drive overall Company performance and increased stockholder value. This mix consists of Salary as reported in the Summary Compensation Table under ***Executive Compensation*** below, RSUs and target values for MSUs (collectively, "Stock Awards") as reported in the table in footnote 2 to the Summary Compensation Table, target non-equity incentive plan compensation amounts as reported in the Grants of Plan-Based Awards table under **Executive Compensation** below, and when applicable, bonus. The total of these targeted compensation amounts for NEOs is referred to as "Target Compensation Opportunity." In the charts below, the Target Compensation Opportunity for the CEO, and for all other NEOs in the aggregate, has been divided between elements of compensation that are considered at-risk (MSUs, tied to longer term relative stockholder return, and GRP, tied to current fiscal year financial performance), and those elements that are not performance-based and not considered at-risk (Salary and RSUs). Approximately 53% of the CEO's Target Compensation Opportunity for fiscal year 2025 was at-risk while approximately 44% of the Target Compensation Opportunity for fiscal year 2025 for the other NEOs was at-risk. Target Compensation Opportunity and the pie charts below exclude PSUs because PSUs granted to NEOs only vest if the associated financial EBITDA measure is achieved at its maximum level, as discussed under *Fiscal Year 2025 PSU Attainment by NEO*. In prior years, the Company had presented total or maximum compensation opportunity that included PSUs as a component of at-risk compensation, which would have represented 72% of total compensation at-risk (of which 9% was attributable to PSUs) for the CEO and 65% and 12%, respectively, for other NEOs.

CEO Target Compensation Opportunity



Other NEOs Target Compensation Opportunity



PEER GROUP AND MARKET DATA

Before making fiscal year 2025 compensation decisions in October 2024, the Compensation Committee examined the executive compensation practices of a peer group of 12 publicly traded companies to assess the competitiveness of the Company's executive compensation. Peer group companies were selected from a list of U.S. headquartered companies having net sales, earnings, and market capitalization reasonably comparable to the Company and doing business in the specialty chemical industry or selling branded consumer products globally (with a focus on companies that sell through multiple channels).

The 12 peer group companies used in the analysis for fiscal year 2025 compensation decisions were as follows:

- American Vanguard Corporation
- Balchem Corporation
- Beyond Meat, Inc.
- e.l.f. Beauty, Inc.
- Hawkins, Inc.
- Ingevity Corporation

- Olaplex Holdings, Inc.
- Prestige Consumer Healthcare Inc.
- Sensient Technologies Corporation
- The Vita Coco Company, Inc.
- XPEL, Inc.
- YETI Holdings, Inc.

Two companies, Chase Corporation and Livent Corporation, were removed from last fiscal year's peer group because they are no longer publicly traded companies as a result of being acquired and taken private or being merged into a new company with another company.

In addition to peer group data, the Compensation Committee considered general industry company survey data provided by Korn Ferry, a global management consulting firm, to obtain a general understanding of current compensation practices. The Compensation Committee applied these data sources to establish the market median level of compensation for each executive officer position, which the Compensation Committee considered as one factor in making executive compensation decisions for fiscal 2025.

EXECUTIVE OFFICER COMPENSATION DECISIONS FOR FISCAL YEAR 2025

BASE SALARY: PROCESS

Base salaries for executive officers, including NEOs, are approved by the Compensation Committee effective for the beginning of each fiscal year. In setting base salaries, the Compensation Committee normally considers the base salary range prepared by its independent compensation consultant based on each NEO's job responsibilities and the market data. Base salary adjustments, if any, are based on factors such as individual performance, position, current pay relative to the market, future anticipated contribution and the Company's merit increase budget. Assessment of individual performance follows a rigorous evaluation process, including self-evaluation and the establishment of annual goals for each executive officer and an assessment of the achievement thereof. Individual performance elements considered in this process included individual and Company performance goals and achievements in such areas as growth, leadership, sustainability, earnings and governance for Mr. Brass; governance and cybersecurity risk, financial compliance, forecasting and financial reporting for Ms. Hyzer; business unit performance, teamwork, execution and growth for Mr. Noble and Ms. Olsem; and global human resources (including maintaining a highly engaged workforce, a performance and values-based organizational culture, and as an attractive employer of choice) and coordination of global strategy for supply chain and quality for Mr. Lindeman.

BASE SALARY: FISCAL YEAR 2025

In October 2024, base salary increases for executive officers for fiscal year 2025 were approved as follows: a 3% increase from fiscal year 2024 for all executive officers, except for Mr. Brass and Ms. Hyzer, each of whom received a 10% increase to recognize their leadership and the Company's financial performance in fiscal year 2024, and Mr. Lindeman, who received a 5% increase to recognize the successful execution of the global supply chain and quality strategy under his leadership, including strengthening the Company's organizational culture and employee engagement in fiscal year 2024.

ANNUAL INCENTIVE COMPENSATION: FISCAL YEAR 2025

Growth Reward Program ("GRP"):

GRP Design

The Company uses its GRP to align executive officer compensation to the Company's financial performance and achievement of strategic goals and to incentivize and reward personal performance. Prior to fiscal year 2024, GRP focused entirely on EBITDA-based performance goals. For fiscal year 2025 and 2024, the Company followed its current GRP design and enhanced GRP alignment with the Company's business and compensation objectives, which include the following:

- **Alignment with Our Strategic Framework**: Furthering alignment of GRP and the Company's long-term strategic goals.
- **Recognition of Sustainable Growth**: Measuring and rewarding growth and achievement over time and acknowledging the long-term impact of employee contributions.
- **Enhanced Clarity**: Enhance visibility into how employee actions and behaviors align with our strategic framework.
- **Incentivizing Top- and Bottom-Line Performance**: Placing further incentive and focus on growth, while maintaining strong focus on profitability.

Given these objectives, the Company utilized the GRP performance metrics below to motivate, incentivize and reward for additional key company objectives, while maintaining a significant focus on Global Adjusted EBITDA Post-GRP, and also maintaining the flexibility to modify GRP payments based on Compensation Committee assessments of other individual and Company factors as the Compensation Committee deems relevant. The GRP design for fiscal year 2025 was based on the following metrics (with metrics and weightings unchanged from fiscal year 2024):

NEOs: Brass, Hyzer, and Lindeman	GRP %
Global Adjusted EBITDA Post-GRP	35%
Global Adjusted EBITDA Pre-GRP	15%
Global Adjusted Net Sales	35%
Strategic Performance Measures	15%

NEO: Noble and Olsem	GRP %
Global Adjusted EBITDA Post-GRP	35%
Regional Adjusted EBITDA Pre-GRP	15%
Regional Adjusted Net Sales	35%
Strategic Performance Measures	15%





The fiscal year 2025 performance metrics align with the Company's stated business and compensation objectives as follows:

- **Global Adjusted EBITDA Post-GRP**: Continuing to recognize its significance in our growth journey measured globally.
- **Adjusted Net Sales:** Emphasizing the importance of sales generation measured two ways, both global and tied to area of influence.
- **Adjusted EBITDA Pre-GRP:** Tied to area of influence, adjusting for impacts of foreign currency which are outside of those individuals' control.
- **Strategic Performance Measures**: Focusing on multi-year/longer-term initiatives and outcomes crucial for developing the capabilities necessary to achieve our long-term strategy.

2025 GRP Opportunity by NEO

Each NEO has an individual GRP opportunity that is set based on an assessment of internal factors (e.g., role, individual performance, etc.) as well as the results of peer group market studies. Depending upon actual GRP performance, the target and maximum annual GRP opportunities for each NEO for fiscal year 2025 are as follows:

Named Executive Officer	Target Annual Opportunity as % of Salary	Maximum Annual Opportunity as % of Salary
Steven A. Brass	100%	200%
Sara K. Hyzer	55%	110%
Jeffrey G. Lindeman	50%	100%
William B. Noble	55%	110%
Patricia Q. Olsem	55%	110%

Target and maximum payouts for NEOs for the fiscal year 2025 GRP are disclosed below in the table under the heading, *Grants of Plan-Based Awards - Fiscal Year 2025*.

GRP Financial Performance Goals, Weightings and Results

Each year the Company develops an operating plan which supports its long-term financial and growth goals and is consistent with its strategic plans and imperatives. The annual operating plan is submitted to the Board for alignment and approval in the first fiscal quarter of each new fiscal year. All of the GRP financial performance goals are components assessed by the Board to be the most critical required outcomes which support achievement of the approved operating plan. Consistent with its pay-for-performance compensation philosophy, the Board aligns NEO variable compensation opportunity with achievement of these performance goals.

The following table sets forth the fiscal year 2025 GRP performance measure payout weightings and the minimum and maximum goals for the performance measures applicable to each of the NEOs. The financial goals are set based on earnings growth and sales growth over the prior fiscal year to maintain a strong pay-for-performance orientation.

Performance Measure[1]	Steven A. Brass Sara K. Hyzer Jeffrey G. Lindeman	William B. Noble[2]	Patricia Q. Olsem	Minimum Goal FY 2025 ($ thousands)	Maximum Goal FY 2025 ($ thousands)
Global Adjusted Net Sales	35%	N/A	N/A	$ 567,800	$ 634,943
Global Adjusted EBITDA Pre-GRP	15%	N/A	N/A	$ 112,634	$ 129,191
Regional Adjusted Net Sales (EIMEA)	N/A	35%	N/A	$ 212,337	$ 236,584
Regional Adjusted EBITDA Pre-GRP (EIMEA)	N/A	15%	N/A	$ 54,357	$ 61,405
Regional Adjusted Net Sales (Americas)	N/A	N/A	35%	$ 267,803	$ 297,915
Regional Adjusted EBITDA Pre-GRP (Americas)	N/A	N/A	15%	$ 69,621	$ 78,022
Global Adjusted EBITDA Post-GRP	35%	35%	35%	$ 100,092	$ 109,513
Strategic Performance Measures	15%	15%	15%	N/A	N/A

[1] Financial performance measures are defined under the heading, GRP.

[2] EIMEA amounts have been converted from Great Britain pounds sterling ("GBP") at an average annual exchange rate for fiscal year 2025 of 1.309 per GBP.

The following table sets forth the fiscal year 2025 performance and percentage achievement for each GRP performance measure applicable to each NEO.

Performance Measure[1]	Actual FY 2025 ($ thousands)	% Achievement of Target Annual Opportunity	% Achievement of Maximum Annual Opportunity
Global Adjusted Net Sales	$ 602,522	80.2%	40.1%
Global Adjusted EBITDA Pre-GRP	$ 121,322	152.2%	76.1%
Regional Adjusted Net Sales (EIMEA)	$ 226,416	84.4%	42.2%
Regional Adjusted EBITDA Pre-GRP (EIMEA)	$ 61,857	200.0%	100.0%
Regional Adjusted Net Sales (Americas)	$ 282,949	84.6%	42.3%
Regional Adjusted EBITDA Pre-GRP (Americas)	$ 71,467	113.2%	56.6%
Global Adjusted EBITDA Post-GRP	$ 107,927	166.4%	83.2%
Strategic Performance Measures	See below	174.0%	87.0%

1 *Financial performance measures are defined under the heading, GRP.*

2 *EIMEA amounts have been converted from Great Britain pounds sterling (“GBP”) at an average annual exchange rate for fiscal year 2025 of 1.309 per GBP.*

Strategic Performance Measures

For fiscal year 2025, 15% of the GRP is tied to Strategic Performance Measures. The measures are a mix of qualitative and quantitative measures that focus on executing our long-term strategy, improving our operating performance, and aligning individual initiatives with Company performance, which varies by NEO. The Strategic Performance Measures were specifically adopted to align with our Four-by-Four Strategic Framework, which is based on the following pillars:


Our Four-by-Four Strategic Framework
Four Must-Win Battles
01
Lead Geographic Expansion
02
Accelerate Premiumization
03
Drive WD-40 Specialist® Growth
04
Turbo-Charge Digital Commerce
Four Strategic Enablers
01 Ensure a People-First Mindset
02 Build an Enduring Business For the Future
03 Achieve Operational Excellence in Supply Chain
04 Drive Productivity Through Enhanced Systems
WD-40
SPECIALIST
DRY LUBE
WITH PTFE

In the context of our Four-by-Four Strategic Framework, each NEO was measured against certain strategic initiatives aligned with their ability and potential to drive long-term financial, strategic, and/or operational performance. The categories of initiatives for our NEOs' Strategic Performance Measures for fiscal year 2025 were as follows:

- Increase global gross margin, aligned with Four-by-Four Strategic Framework, to recover business model
- New geographic business expansion to enable future, long-term growth
- Establishing the Company's Environmental, Social and Governance ("ESG") strategy and framework
- Cultivating a strong global talent pipeline and ensuring a seamless leadership succession plan to effectively meet future business needs
- Drive organizational growth and efficiency through the successful management of key business and technological initiatives

The Strategic Performance Measures were determined by management and the Board to be initiatives critical to long-term financial growth, which could be objectively measured.

Fiscal Year 2025 GRP Attainment by NEO

The Compensation Committee reviewed the Company's fiscal year 2025 performance and certified the relative attainment of each GRP performance measure and relative achievement of Strategic Performance Measures, and further assessed whether individual contributions, overall Company performance, finances, expenditures and strategic considerations warranted adjustment to a GRP amount. As a result of this assessment, the Compensation Committee determined that an downward adjustment to the CEO's fiscal year 2025 GRP payment was warranted while determining that the GRP amounts to be paid to other NEOs would directly align with the attainment of the GRP performance measures and Strategic Performance Measures. On October 3, 2025, the Compensation Committee approved payment of the following GRP amounts to NEOs for fiscal year 2025 performance:

Named Executive Officer	Title	FY 2025 Annual Target Opportunity (As % of Salary)	FY 2025 Actual Incentive Compensation (As % of Annual Target Opportunity)	FY 2025 Annual Maximum Opportunity (As % of Salary)	FY 2025 Actual Incentive Compensation (As % of Annual Maximum Opportunity)	FY 2025 Incentive Compensation Paid ($)
Steven A. Brass	CEO	100%	34%	200%	17%	$219,693
Sara K. Hyzer	CFO	55%	140%	110%	70%	$257,841
Jeffrey G. Lindeman	Chief People Officer	50%	138%	100%	69%	$220,563
William B. Noble	Group Managing Director	55%	148%	110%	74%	$301,870
Patricia Q. Olsem	Division President, Americas	55%	134%	110%	67%	$282,388

Fiscal Year 2025 PSU Attainment by NEO

The Company granted PSUs tied to established Global Adjusted EBITDA performance targets for fiscal year 2025, as outlined below:

Global Adjusted EBITDA[1]	Applicable Percentage
≥ $110,148,000	100%
$104,207,000	5%
< $104,207,000	0%

[1] *Global Adjusted EBITDA for purposes of PSU achievement is calculated after both tranches of fiscal year GRP compensation expense are accrued. If Global Adjusted EBITDA exceeds the performance target set at 5%, then the Applicable Percentage is determined on a straight-line basis from the implied zero percentage achievement level of $103,894,000 to the maximum 100% Applicable Percentage achievement level.*

The Company achieved $103,552,000 in Global Adjusted EBITDA after GRP compensation expense was accrued, which resulted in an Applicable Percentage of 0% for fiscal year 2025. Accordingly, none of the PSU awards granted to the NEOs in October 2024 as shown in the *Grants of Plan-Based Awards – Fiscal Year 2025* table below in the **Executive Compensation** section vested.

LONG-TERM INCENTIVE ("LTI") COMPENSATION

Equity compensation is a critical component of the Company's efforts to attract and retain executives and key employees, encourage employee ownership in the Company, link pay with performance and align the interests of executive officers with those of stockholders. To provide appropriately directed incentives to our executive officers, the Company grants awards of RSUs and MSUs. Equity awards for fiscal year 2025 were granted to NEOs in October 2024, pursuant to the Company's A&R 2016 Stock Incentive Plan, and were allocated equally between RSUs and MSUs (50% of target grant value for each NEO).

The RSU and MSU awards to our CEO were, consistent with past practice, larger than the awards to the other NEOs in recognition of his higher level of responsibility for overall Company performance and based upon market data that supports a higher level of equity compensation for our CEO. The specific number of RSUs awarded and Target Number of shares covered by MSU awards were determined for each NEO based on an assessment of the NEO's achievement of individual performance goals as well as Company performance for fiscal year 2024 in areas over which the NEO had particular influence.

The principal attributes and benefits of equity awards for executive officers are as follows:

- RSU awards provide for annual vesting over three years from the grant date, subject to earlier vesting upon the effective date of retirement under certain conditions.

- MSU awards provide for performance-based vesting tied to the Company's TSR over a performance measurement period of three fiscal years beginning with the fiscal year in which the awards are granted and ending on August 31st of the third year. The change in the value of the Company's common stock assumes the reinvestment of dividends and compares the Company's TSR against the Index.

- RSU and MSU awards provide for the issuance of shares of the Company's common stock upon vesting.

- The Company believes an equal mix of the number of RSUs and MSUs (at target) is appropriate in order to balance direct alignment with stockholders, incentivize out performance on a relative basis vs. the market, encourage long-term stock ownership, and promote executive retention.

The Board recognizes the potentially dilutive impact of equity awards. Accordingly, the Company's equity award practices are designed to balance the impact of dilution and the Company's need to remain competitive by recruiting, retaining, and providing incentives for high-performing employees.

Restricted Stock Unit or RSU Awards

RSU awards provide for the issuance of shares of the Company's common stock upon vesting provided that the employee remains employed with the Company on the applicable vesting date (except for termination of employment due to death or disability or, upon certain conditions, vesting upon retirement as noted below). Except as otherwise noted, RSU awards vest annually over three years from the grant date, with approximately 1/3 vesting on each of the vesting dates. The vesting date each year is the third business day following the Company's public release of its annual earnings for the fiscal year, but not later than November 15.

Award Agreements provide that for employees who retire from the Company after reaching age 65, or employees who retire from the Company after reaching age 55 and have been employed by the Company for at least 10 years, unvested RSUs will vest upon the effective date of retirement, provided at least one-year prior written notice of retirement is given by the employee.

Payment of required withholding taxes due to the vesting of RSU awards is covered through withholding of shares by the Company. The Company issues a net number of RSU shares after withholding shares having a value as of the vesting date, or as of the date of issuance in the case of death, disability or retirement, equal to the required tax withholding obligation.

Market Share Unit or MSU Awards

MSU awards provide for vesting over a performance measurement period of three fiscal years commencing with the fiscal year in which the MSU awards are granted (the "MSU Measurement Period"). The performance provisions of MSU awards are based on relative TSR for the Company over the MSU Measurement Period compared to the total return of the Index. To compute the relative TSR for the Company compared to the return for the Index, dividends paid are treated as reinvested as of the ex-dividend date for each declared dividend.

The Applicable Percentage of the Target Number of shares is determined for NEOs based on the percentage point difference between the TSR for the Company compared to the return for the Index (the "Relative TSR") as set forth in the table below:

Relative TSR	Applicable Percentage
≥ 20%	200%
15%	175%
10%	150%
5%	125%
Equal	100%
-5%	75%
-10%	50%
< -10%	0%

The Applicable Percentage is determined on a straight-line sliding scale from the minimum 50% Applicable Percentage achievement level to the maximum 200% Applicable Percentage achievement level. To determine the TSR for the Company and the return for the Index, the beginning and ending values for each measure is determined by taking the average closing price on all market trading days within the 90 calendar days prior to the beginning of the fiscal year for the beginning of the MSU Measurement Period and all market trading days within the 90 calendar days prior to the end of the third fiscal year of the MSU Measurement Period.

Except as otherwise provided with respect to vesting upon death, disability or retirement, employees must remain employed with the Company until the date on which the Compensation Committee certifies achievement of the requisite performance provided for in the MSU Award Agreement. Payment of required withholding taxes due to the settlement of an MSU award, if any, is covered through withholding of shares by the Company. The Company issues a net number of MSU shares after withholding shares having a value on the Settlement Date equal to the required tax withholding obligation.

In the event of a Change in Control (as defined in the A&R 2016 Stock Incentive Plan), the MSU Measurement Period will end as of the effective date of the Change in Control and the ending values for calculating the TSR for the Company and the return for the Index will be determined based on the closing price of the Company's common stock and the value of the Index, respectively, immediately prior to the effective date of the Change in Control. The Applicable Percentage will be applied to a proportionate amount of the Target Number of MSUs based on the portion of the Measurement Period elapsed as of the effective date of the Change in Control. The NEO will receive RSUs for the portion of the Target Number of MSUs to which the Applicable Percentage is not applied. Those RSUs will time vest, subject to rights under the NEO's Change of Control Severance Agreement, as of the Settlement Date.

BENEFITS AND PERQUISITES

Except for Mr. Noble (an employee of the Company's U.K. subsidiary), the NEOs are provided with standard health and welfare benefits and the opportunity to participate in the Company's 401(k) Plan, similar to those generally offered to other Company employees. U.S.-based executive officers and other employees have the right to invest the Company's contributions to the 401(k) Plan in shares of the Company's common stock as an alternative to other investment choices available under the Plan. For Mr. Noble, the Company provides compensation in lieu of contributions to a local retirement program for which he is eligible due to unfavorable taxation applicable to such contributions.

The Company also provides leased vehicles or a vehicle allowance to its executive officers and private health insurance for Mr. Noble in excess of coverage available to other employees of the U.K. subsidiary. The costs associated with the perquisites and other personal benefits provided to the NEOs are included in the Summary Compensation Table below and separately identified for fiscal year 2025 in the footnote disclosure of such perquisites and other personal benefits.

The Compensation Committee considers the cost of the foregoing health and welfare benefits and perquisites in connection with its approval of the total compensation package for our NEOs. All such costs are considered appropriate in support of the Compensation Committee's objective of attracting and retaining high caliber executive officers because they are common forms of benefits and perquisites offered to executives, who expect and compare them to competing compensation packages.

POST-EMPLOYMENT OBLIGATIONS

The Company has change of control severance agreements with each of the NEOs. The specific terms of the agreements are described below under the heading, *Change of Control Severance Agreements*. In establishing the terms and conditions of these agreements, consideration was given to including severance compensation in the event of termination of employment without cause (or for good reason) without regard to a change of control of the Company. No such provisions were included, and severance compensation is payable only following a "double-trigger": termination of employment without "cause" or for "good reason" within two years following a "change of control" of the Company (as defined in these agreements).

The Compensation Committee believes that the change of control severance agreements help ensure the best interests of stockholders by fostering continuous employment of key management personnel. As is the case in many public companies, the possibility of an unsolicited change of control exists. The uncertainty among management that can arise from a possible change of control can result in the untimely departure or distraction of key executive officers. Reasonable change of control severance agreements reinforce continued attention and dedication of executive officers to their assigned duties and support the Compensation Committee's objective of retaining high quality executives.

OTHER COMPENSATION POLICIES

EXCHANGE ACT RULE 10b5-1 TRADING PLANS AND INSIDER TRADING GUIDELINES

A description of the Company's insider trading policies applicable to our executive officers is included above in this Proxy Statement under *Insider Trading Policy – Prohibited Trading Transactions*.

EXECUTIVE OFFICER STOCK OWNERSHIP GUIDELINES

The Board believes that the stock ownership guidelines serve to improve alignment of the interests of our executive officers and the Company's stockholders. Effective October 2023, the Compensation Committee increased the guidelines for executive officer ownership of the Company's common stock, and the multiple of current base salary for each position is shown in the table below. Under the guidelines, each executive officer will be expected to attain, within a period of five years from the later of: (i) hire date as an executive officer, (ii) date that employee becomes an executive officer, or (iii) date of change that requires higher ownership level, and to maintain thereafter, equity ownership in the Company at the following levels or higher:

Position	Ownership Guidelines Multiple of Current Base Salary	Compliant as of 10/15/2025?
CEO	6x	Yes
CFO	3x	Yes
Other executive officers	2x	Yes

Compliance is determined using the current aggregate market value of (i) shares of the Company's common stock owned, (ii) unvested RSUs, and (iii) if applicable, shares underlying vested equity awards.

CLAWBACK POLICY

On June 19, 2023, the Board, in accordance with the recommendation of the Compensation Committee, adopted a clawback policy, which became effective October 2, 2023. The clawback policy applies to current and former executive officers of the Company as defined in Rule 10D-1(d) under the Exchange Act and is administered by the Compensation Committee.

In the event that the Company is required to prepare an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each a "restatement"), the Company shall recover erroneously awarded incentive-based compensation from its officers.

The recovery of such compensation applies regardless of (i) whether an officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement, and (ii) whether or when the Company files restated financial statements.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation payable in any tax year to certain covered executive officers. Section 162(m) generally provides that a company covered by the statute cannot deduct compensation paid to its most highly paid executive officers to the extent that such compensation exceeds $1 million per officer per taxable year.

While the Compensation Committee seeks to maximize the deductibility of compensation paid to the Company's executive officers, the Compensation Committee believes that it is important to maintain flexibility in administering compensation programs in a manner that provides total compensation to the executive officers that is in line with competitive practice, the Company's compensation philosophy, and the interests of stockholders. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m). Therefore, the Company presently pays some compensation to its executive officers that may not be deductible under Section 162(m), and it is anticipated that the Company will continue to do so.

ACCOUNTING CONSIDERATIONS

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for share-based payment awards made to employees and directors, including restricted stock awards and performance-based awards, based on the grant date fair value of these awards. Depending upon the type of performance conditions applicable to performance-based awards, ASC Topic 718 may require the recording of compensation expense over the service period for the award (usually, the vesting period) based on the grant date value (such as for our MSUs) or compensation expense may be recorded based on the expected probability of vesting over the vesting period, subject to adjustment as such probability may vary from period to period (such as for our PSUs). This calculation is performed for accounting purposes and amounts reported in the compensation tables below are based on the compensation expense expected to be recorded over the vesting periods for the awards, determined as of the grant date for the awards. In the case of our MSUs, the grant date values fix the compensation expense to be recorded over the vesting period. These amounts are reported even though our executive officers may realize more or less value from their MSU awards depending upon the actual level of achievement of the applicable performance measure. In the case of our PSUs, no value is included in the Summary Compensation Table or in the table under *Grants of Plan-Based Awards – Fiscal Year 2025* because ASC Topic 718 requires that we assess the probability of vesting of the PSUs as of the grant date. As of the grant date, we did not consider it probable that the PSUs would become vested even though it was possible that our executive officers would receive shares upon vesting of the PSUs following the end of the fiscal year upon achievement of the applicable performance measure.

POLICIES AND PRACTICES RELATED TO THE GRANT OF CERTAIN EQUITY AWARDS CLOSE IN TIME TO THE RELEASE OF NONPUBLIC INFORMATION

During fiscal 2025, we did not grant any stock options to our NEOs and accordingly, we have no information to disclose pursuant to Item 402(x)(2) of Regulation S-K.

The Compensation Committee approves all equity award grants to our NEOs on or before the grant date. The Compensation Committee's general practice is to complete its annual executive compensation review and determine performance goals and target compensation for our NEOs, and then equity awards are granted to NEOs and become effective. Accordingly, annual equity awards are typically granted to our NEOs in October, shortly after fiscal year-end. While the Compensation Committee has discretionary authority to approve equity awards to our NEOs outside of the cycle described above for new hires, promotions, recognition, retention or other purposes, the Compensation Committee does not have a practice or policy of granting equity awards in anticipation of the release of material non-public information and, in any event, we do not time the release of material non-public information in coordination with grants of equity awards in a manner that intentionally benefits our NEOs.

COMPENSATION AND PEOPLE COMMITTEE REPORT

The Compensation and People Committee of WD-40 Company's Board of Directors (the "Board") has reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this Proxy Statement and the Company's annual report on Form 10-K for the fiscal year ended August 31, 2025, and, based upon that review and discussion, recommended to the Board that it be so included.

Compensation and People Committee
Anne G. Saunders (Chair)
Cynthia B. Burks
Lara L. Lee
Edward O. Magee, Jr.
Graciela I. Monteagudo
David B. Pendarvis

EXECUTIVE COMPENSATION

As August 31, 2025, none of our executive officers has an employment agreement or other arrangement, whether written or unwritten, providing for a term of employment or compensation for services rendered other than under specific arrangements, plans or programs described herein.

For fiscal year 2025, our executive officers received compensation benefits for services rendered in fiscal year 2025 as more fully described and reported in the CD&A section of this Proxy Statement and in the compensation tables below. Total cash compensation for fiscal year 2025, comprised of annual salary and earned GRP, was 21% of total compensation for our CEO and 45% to 70% of total compensation for the other NEOs.

SUMMARY COMPENSATION TABLE

The following table shows information for the three fiscal years ended August 31, 2025, August 31, 2024, and August 31, 2023 concerning the compensation of our CEO, our CFO, and the three most highly compensated executive officers other than the CEO and CFO as of the end of fiscal year 2025 (collectively, "NEOs"):

Name and Principal Position(s)	Year	Salary[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Steven A. Brass	2025	$ 680,000	$ 3,242,147	$ 219,693	$ 125,059	$ 4,266,899
CEO	2024	$ 640,800	$ 2,073,161	$ 829,340	$ 116,873	$ 3,660,174
	2023	$ 600,000	$ 1,394,168	$ 355,809	$ 108,676	$ 2,458,653
Sara K. Hyzer	2025	$ 356,895	$ 648,209	$ 257,841	$ 107,019	$ 1,369,964
CFO	2024	$ 336,420	$ 521,784	$ 237,622	$ 103,828	$ 1,199,654
	2023	$ 315,000	$ 321,417	$ 103,212	$ 96,672	$ 836,301
Jeffrey G. Lindeman	2025	$ 324,450	$ 350,815	$ 220,563	$ 104,648	$ 1,000,476
Chief People Officer	2024	$ 320,400	$ 353,415	$ 212,942	$ 99,400	$ 986,157
	2023	$ 300,000	$ 294,663	$ 89,595	$ 95,048	$ 779,306
William B. Noble[5]	2025	$ 380,255	$ 242,872	$ 301,870	$ 50,269	$ 975,266
Group Managing Director	2024	$ 355,224	$ 276,716	$ 348,696	$ 45,378	$ 1,026,014
Patricia Q. Olsem	2025	$ 381,100	$ 421,309	$ 282,388	$ 120,678	$ 1,205,475
Division President, Americas	2024	$ 382,989	$ 460,166	$ 235,676	$ 119,835	$ 1,198,666
	2023	$ 346,934	$ 402,050	$ 145,870	$ 109,852	$ 1,004,706

[1] *Salary reported for fiscal years 2025 and 2023 reflects base salary. For fiscal year 2024, base salary paid to each NEOs was as follows: Mr. Brass - $618,000; Ms. Hyzer - $324,450; Mr. Lindeman - $309,000; Mr. Noble - $355,224 (281,946 GBP converted to USD at an average annual exchange rate for fiscal year 2024 of 1.26 per GBP; and Ms. Olsem - $370,000. U.S.-based employees are paid bi-weekly, and during fiscal year 2024, there were 27 instead of the 26 traditional pay periods. Consequently, salary reported for each NEO (except for Mr. Noble) represents their respective base salary and an additional paycheck received during fiscal year 2024.*

[2] *Stock Awards for fiscal years 2025, 2024, and 2023 are reported at their grant date fair values. Grant date fair value assumptions and related information is set forth in Note 2, Basis of Presentation and Summary of Significant Accounting Policies under the subsection "Stock-based Compensation" and Note 16, Stock-based Compensation, to the Company's financial statements included in the Company's Annual Report on Form 10-K filed on October 27, 2025. Stock Awards consisting of MSUs awarded in fiscal years 2025, 2024 and 2023 are included based on the value of 100% of the target number of shares of the Company's common stock to be issued upon achievement of the applicable performance measure. Stock Awards consisting of PSUs awarded for fiscal years 2025, 2024 and 2023 are reported as having no value under applicable disclosure rules and ASC Topic 718 due to the lack of any expected probability of vesting of the PSUs as of their respective grant dates, as discussed above in the CD&A section under the heading, Accounting Considerations. For achievement of the highest level of the applicable performance measure for the MSUs granted in fiscal year 2023, the NEOs would have received 200% of the target number of shares. MSU achievement based on performance during the 3-year measurement period ending on August 31, 2025 was 103.5%. Based on the level of achievement of the applicable performance measure for PSUs granted in fiscal year 2025, NEOs did not earn any of their respective target PSUs (and their PSUs were forfeited).*

The following table sets forth the amounts that would have been included in Stock Awards for fiscal years 2025, 2024 and 2023 for each of the NEOs based on the grant date fair values and the maximum number of shares targeted to be received under MSU and PSU award agreements.

Named Executive Officer	Year	RSUs	MSUs (Maximum)	PSUs (Maximum)	Total Stock Awards
Steven A. Brass	2025	$ 1,460,211	$ 3,563,872	$ 670,720	$ 5,694,803
	2024	$ 872,084	$ 2,203,957	$ 607,961	$ 3,684,002
	2023	$ 627,672	$ 1,532,992	$ 589,264	$ 2,749,928
Sara K. Hyzer	2025	$ 291,943	$ 712,532	$ 193,501	$ 1,197,976
	2024	$ 217,874	$ 550,618	$ 175,465	$ 943,957
	2023	$ 144,706	$ 353,422	$ 170,160	$ 668,288
Jeffrey G. Lindeman	2025	$ 158,001	$ 385,627	$ 159,827	703,455
	2024	$ 145,184	$ 366,914	$ 151,990	$ 664,088
	2023	$ 132,661	$ 324,004	$ 147,188	$ 603,853
William B. Noble	2025	$ 109,386	$ 266,973	$ 198,276	$ 574,634
	2024	$ 108,937	$ 275,309	$ 184,815	$ 569,061
	2023	$ 108,571	$ 265,168	$ 193,642	$ 567,382
Patricia Q. Olsem	2025	$ 189,751	$ 463,116	$ 206,569	$ 859,435
	2024	$ 188,877	$ 477,334	$ 200,134	$ 866,344
	2023	$ 181,008	$ 442,084	$ 187,346	$ 810,438

[3]   *Amounts reported as Non-Equity Incentive Plan Compensation represent annual cash incentive compensation payouts as described in CD&A section of this Proxy Statement under the heading, GRP. Threshold, target and maximum payouts for each of the NEOs for fiscal year 2025 are set forth below in the table under the heading, Grants of Plan-Based Awards - Fiscal Year 2025.*

[4]   *All Other Compensation for each of the NEOs includes the following items: (i) employer profit sharing and matching contributions to the Company's 401(k) Plan, except for Mr. Noble, who received an In Lieu Benefit defined below ("Retirement Benefits"); (ii) dividend equivalent amounts paid to Messrs. Brass and Noble and Ms. Olsem for vested DPUs that will not be settled in shares until termination of employment ("Dividend Equivalents"); (iii) perquisites and benefits which include group life, medical, dental, vision, wellness and other insurance benefits ("Welfare Benefits"); (iv) a taxable payment made to Mr. Noble in lieu of a retirement plan contribution under the U.K. retirement benefit program that would, if contributed to the retirement plan, result in adverse tax consequences to Mr. Noble ("In Lieu Benefit"); and (v) vehicle allowance costs which include lease or depreciation expense, fuel, maintenance and insurance costs, except for Mr. Noble, who received a cash allowance and fuel ("Vehicle Allowance").*

The following table specifies the amounts included in All Other Compensation for fiscal year 2025 for each of the NEOs:

Named Executive Officer	Retirement Benefits	Dividend Equivalents	Welfare Benefits	Vehicle Allowance	Total All Other Compensation
Steven A. Brass	$ 58,056	$ 400	$ 46,534	$ 20,069	$ 125,059
Sara K. Hyzer	$ 58,056	$ -	$ 29,163	$ 19,800	$ 107,019
Jeffrey G. Lindeman	$ 58,056	$ -	$ 28,384	$ 18,208	$ 104,648
William B. Noble	$ -	$ 16,765	$ 13,654	$ 19,850	$ 50,269
Patricia Q. Olsem	$ 58,056	$ 329	$ 43,213	$ 19,080	$ 120,678

[5]   *Mr. Noble was not an NEO for the fiscal year 2023. Accordingly, only his compensation for the fiscal years ended August 31, 2024 and 2025 are presented. As an employee of the Company's U.K. subsidiary, he is paid and/or receives benefits in GBP, and amounts shown have been converted to USD at average annual exchange rate for fiscal year 2025 of 1.309 per GBP.*

PAY VERSUS PERFORMANCE TABLE

The following table sets forth information concerning the compensation of our NEOs for each of the fiscal years ended August 31, 2025, 2024, 2023, 2022, and 2021, and our financial performance for each such fiscal year. The tabular and narrative disclosures provided are intended to be calculated in a manner consistent with applicable SEC rules and may reflect reasonable estimates and assumptions where appropriate.

Fiscal Year	Summary Compensation Table Total PEO[1]	Compensation Actually Paid to PEO[1][2]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Average Compensation Actually Paid to Non-PEO NEOs[1][2]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[3]	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[3]	Net Income (in 000s)[4]	Global Adjusted EBITDA Post-GRP (in 000s)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$4,266,899	$1,479,081	$ 1,137,795	$ 655,935	$ 114.01	$151.51	$90,994	$ 107,927
2024	$3,660,174	$4,970,863	$ 1,076,687	$ 1,363,462	$ 136.49	$141.98	$69,644	$ 108,567
2023	$2,458,653	$2,715,405	$ 817,106	$ 865,284	$ 109.96	$121.63	$65,993	$ 94,734
2022	$3,632,413	$3,455,230	$ 945,276	$ 723,034	$ 95.05	$118.07	$67,329	$ 93,258
2021	$3,729,888	$4,241,228	$ 1,267,213	$ 1,490,577	$ 118.59	$145.58	$70,229	$ 105,932

1

Fiscal Year	Principal Executive Officer ("PEO")	Non-PEO NEOs
2025	Steven A. Brass	Sara K. Hyzer, Jeffrey G. Lindeman, William B. Noble, and Patricia Q. Olsem
2024	Steven A. Brass	Sara K. Hyzer, Jeffrey G. Lindeman, William B. Noble, and Patricia Q. Olsem
2023	Steven A. Brass	Jay W. Rembolt, Sara K. Hyzer, Phenix Q. Kiamilev, Jeffrey G. Lindeman, and Patricia Q. Olsem
2022	Garry O. Ridge	Steven A. Brass, Jay W. Rembolt, Phenix Q. Kiamilev, and Patricia Q. Olsem
2021	Garry O. Ridge	Steven A. Brass, Jay W. Rembolt, William B. Noble, and Patricia Q. Olsem

2 In calculating the "compensation actually paid" amounts reflected in these columns, the fair value or change in fair value, as applicable, of the equity award adjustments included in such calculations were computed in accordance with FASB ASC Topic 718. Time-vested RSU grant date fair values are calculated using the stock price as of the date of grant. In accordance with the relevant rules, the fair values were remeasured as of the end of each fiscal year and as of each vesting date, during the years displayed in the table, using the stock price as of fiscal year end and as of each vesting date, respectively. Performance-based market share unit ("MSU") fair values are calculated based on the Monte-Carlo valuation model as of the date of grant. Adjustments have been made using performance-based market share unit fair values as of each measurement date using the stock price as of the measurement date and updated Monte-Carlo assumptions. Performance-vested restricted stock ("PSU") fair values are valued at zero at each respective measurement date, given all outstanding PSUs were accrued at and estimated to be earned below threshold (i.e., all shares forfeited) as of each respective measurement date. We provide information regarding the assumptions used to calculate the valuation of the awards in Note 16 to the consolidated financial statements included in the Annual Report on Form 10-K filed on October 27, 2025.

In the calculation of "Compensation Actually Paid" and presented in the table, the following amounts were deducted and added:

Fiscal Year	Named Executive Officer	Summary Compensation Table (a)	Grant Date Fair Value of Awards Granted in Fiscal Year (b)	Year End Fair Value of Unvested Awards Granted in Fiscal Year (c)	Change in Fair Value of Unvested Prior Year Awards (d)	Change in Fair Value of Vested Prior Year Awards (e)	Value of Awards Granted and Vested in Fiscal Year (f)	Fair Value of Prior Year Awards Canceled as of Prior FYE (g)	Total Equity Adjustments (h)=(c)+(d)+(e)+(f)+(g)	Compensation Actually Paid = (a)-(b)+(h)
2025	PEO	$ 4,266,899	$ 3,242,147	$ 2,111,234	$ (1,664,959)	$ 8,054	$ —	$ —	$ 454,329	$ 1,479,081
	Non-PEO NEOs	$ 1,137,795	$ 415,801	$ 270,764	$ (338,710)	$ 1,887	$ —	$ —	$ (66,059)	$ 655,935

3 The Company Total Shareholder Return ("TSR") and the Company's Peer Group TSR reflected in these columns for each applicable fiscal year is calculated based on a fixed investment of $100 at the applicable measurement point on the same cumulative basis as is used in Item 201(e) of Regulation S-K. The peer group used to determine the Company's Peer Group TSR for each applicable fiscal year is the following published industry index, as disclosed in our Annual Report on Form 10-K for the year ended August 31, 2025 pursuant to Item 201(e) of Regulation S-K: Russell 2000® Index ("Russell 2000"). The Russell 2000 was chosen because we do not believe we can reasonably identify any other industry index or specific peer issuer that would offer a meaningful comparison.

4 Represents the amount of net income reflected in the Company's audited financial statements for the year indicated.

5 We have selected Global Adjusted EBITDA Post-GRP as our most important financial measure (that is not otherwise required to be disclosed in the table) used to link "compensation actually paid" to our NEOs to Company performance for fiscal year 2025. Global Adjusted EBITDA is used by the Compensation Committee and the Company as part of its calculation to determine GRP earned and as the sole measure for determining the level of achievement for vesting of PSUs. See additional information in the CD&A section of the Proxy Statement, including for the definition of Global Adjusted EBITDA Post-GRP.

Pay-versus-Performance Comparative Disclosure

The following tables reflect the relationships between compensation actually paid ("CAP" in the graphics below) to our PEO, and the average of compensation actually paid to our non-PEO NEOs, to (i) our net income, (ii) our Global Adjusted EBITDA (both Pre-GRP and Post-GRP) for the fiscal years 2021, 2022, 2023, 2024 and 2025 and (iii) the Company's cumulative TSR and our peer group TSR for the same periods.



Metric	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
PEO CAP ($M) - Garry O. Ridge	$4.24	$3.46	N/A	N/A	N/A
PEO CAP ($M) - Steven A. Brass	$0.00	$0.00	$2.72	$4.97	$1.48
Average NEO CAP ($M)	$1.49	$0.72	$0.87	$1.36	$0.66
Net Income (000s)	$70,229	$67,329	$65,993	$69,644	$90,994



Metric	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
PEO CAP ($M) - Garry O. Ridge	$4.24	$3.46	N/A	N/A	N/A
PEO CAP ($M) - Steven A. Brass	N/A	N/A	$2.72	$4.97	$1.48
Average NEO CAP ($M)	$1.49	$0.72	$0.87	$1.36	$0.66
Global Adjusted EBITDA Post-GRP (000s)	$105,932	$93,258	$94,734	$108,567	$107,927



Metric	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
PEO CAP ($M) - Garry O. Ridge	$4.24	$3.46	N/A	N/A	N/A
PEO CAP ($M) - Steven A. Brass	N/A	N/A	$2.72	$4.97	$1.48
Average NEO CAP ($M)	$1.49	$0.72	$0.87	$1.36	$0.66
WDFC TSR	$118.59	$95.05	$109.96	$136.49	$114.01
Russell 2000 TSR	$145.58	$118.07	$121.63	$141.98	$151.51

Pay-versus-Performance Tabular List

We believe the following list reflects the most important financial performance measures used by us to link compensation actually paid to our NEOs to company performance for the fiscal year ended August 31, 2025 (see descriptions of such measures in the CD&A section of the Proxy Statement):

• Adjusted EBITDA Pre-GRP (Global and Regional);
• Global Adjusted EBITDA Post-GRP;
• Adjusted Net Sales (Global and Regional);
• Strategic Performance Measures; and
• Relative Total Shareholder Return

GRANTS OF PLAN-BASED AWARDS - FISCAL YEAR 2025

In addition to base salary and GRP for fiscal year 2025, NEOs were granted RSU, MSU and PSU awards under the Company's A&R 2016 Stock Incentive Plan as shown in the table below. Descriptions of the RSU and MSU awards are provided above in the CD&A section under the heading, *Long-Term Incentive ("LTI") Compensation Overview,* and a description of PSU awards are provided under the heading, *PSU Awards.*

The table also provides threshold, target, and maximum payout information relating to the Company's fiscal year 2025 GRP.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Options Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven A. Brass	10/03/2024	$ 1	$ 680,000	$ 1,360,000					
	10/03/2024 (MSU)				2,943	5,887	11,774		$ 1,781,936
	10/03/2024 (RSU)							5,887	$ 1,460,211
	10/03/2024 (PSU)				133		2,669		$ -
Sara K. Hyzer	10/03/2024	$ 1	$ 196,293	$ 392,585					
	10/03/2024 (MSU)				588	1,177	2,354		$ 356,266
	10/03/2024 (RSU)							1,177	$ 291,943
	10/03/2024 (PSU)				38		770		-
Jeffrey G. Lindeman	10/03/2024	$ 1	$ 162,225	$ 324,450					
	10/03/2024 (MSU)				318	637	1,274		$ 192,814
	10/03/2024 (RSU)							637	$ 158,001
	10/03/2024 (PSU)				31		636		$ -
William B. Noble	10/03/2024	$ 1	$ 209,140	$ 418,280					
	10/03/2024 (MSU)				220	441	882		$ 133,486
	10/03/2024 (RSU)							441	$ 109,386
	10/03/2024 (PSU)				39		789		-
Patricia Q. Olsem	10/03/2024	$ 1	$ 209,605	$ 419,210					
	10/03/2024 (MSU)				382	765	1,530		$ 231,558
	10/03/2024 (RSU)							765	$ 189,751
	10/03/2024 (PSU)				41		822		-

[1]   The Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent Threshold, Target and Maximum payouts under the Company GRP awards payable for fiscal year 2025 performance. The Target amount represents 50% of the Maximum payout for each NEO. The Maximum amount represents the annual non-equity incentive compensation opportunity for each NEO that assumes full achievement of the GRP performance measures (as more fully discussed above in the CD&A section under the heading, GRP) and attainment by the Company of a level of Global Adjusted EBITDA Post-GRP sufficient to maximize GRP payouts.

[2]   *The Estimated Future Payouts Under Equity Incentive Plan Awards represent the Threshold, Target, and/or Maximum number of shares to be issued upon performance vesting of MSU and PSU awards as described in the CD&A section under the heading, Equity Compensation. There is no applicable Target number of shares for PSU awards to be earned by the NEOs.*

[3]   *All Other Stock Awards represent RSUs described in the CD&A section under the heading, Equity Compensation.*

[4]   *Information relating to the amounts disclosed as the Grant Date Fair Value of Stock Awards is included in footnote 1 to the Summary Compensation Table above.*

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR END

The following table provides detailed information concerning the RSU and MSU awards that were not vested as of the fiscal year end, August 31, 2025, for each of the NEOs:

	Stock Awards			
Named Executive Officer	**Number of Shares or Units of Stock That Have Not Vested (#)[1]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[2]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]**
Steven A. Brass	10,091	$ 2,180,060	24,559	$ 5,305,726
Sara K. Hyzer	2,202	$ 475,720	5,473	$ 1,182,387
Jeffrey G. Lindeman	1,392	$ 300,728	3,577	$ 772,775
William B. Noble	1,025	$ 221,441	2,666	$ 575,963
Patricia Q. Olsem	1,764	$ 381,095	4,578	$ 989,031

[1]   *Represents RSU awards to the NEOs that were not vested as of the fiscal year end.*

[2]   *The Market Value of the shares or units that were not vested as of the fiscal year end is based on $216.04 per share or unit, which was the closing price of the Company's common stock on August 31, 2025.*

[3]   *Represents the maximum number of shares to be issued with respect to MSU awards granted in fiscal years 2024 and 2025 to the NEOs that were not vested as of the fiscal year end. The maximum number of shares to be issued with respect to MSU awards equals the number of shares to be issued with respect to the MSU awards upon achievement of the highest level of achievement for such MSU awards as described above in the CD&A section under the heading, Equity Compensation. MSU awards granted in fiscal year 2023 are included at 103.5% of the units granted on October 10, 2022 because such MSUs did not vest until after the fiscal year end (on October 9, 2025 when the Compensation Committee certified the level of performance achieved).*

STOCK VESTED – FISCAL YEAR 2025

Equity awards to our executive officers are granted to satisfy goals for executive officer retention, to provide incentives for current and future performance, and to meet objectives for overall levels of compensation and pay mix. RSU, MSU and PSU awards were granted to the NEOs by the Compensation Committee in October 2024. All of the equity awards are set forth below in the table under the heading, *Grants of Plan-Based Awards - Fiscal Year 2025*. In establishing award levels for the NEOs for fiscal year 2025, the Compensation Committee placed emphasis on long-term retention goals and desired incentives for current and future contributions.

The following table sets forth the number of shares of the Company's common stock acquired upon the vesting of RSU and MSU awards in the Company's last fiscal year and the aggregate dollar value realized with respect to such vested RSU and

MSU awards. No shares of stock were issued with respect to PSU awards granted on October 3, 2024 that would have vested on August 31, 2025 had performance targets been attained.

Named Executive Officer	Stock Awards		
	Number of Shares Acquired on Vesting[1]		Value Realized on Vesting[2]
Steven A. Brass	2,652	$	699,783
Sara K. Hyzer	747	$	197,111
Jeffrey G. Lindeman	643	$	169,669
William B. Noble	504	$	132,990
Patricia Q. Olsem	1,182	$	311,895

[1]   The Number of Shares Acquired on Vesting represents shares of the Company's common stock issued on October 22, 2024 upon vesting of RSU and MSU awards.

[2]   The Value Realized on Vesting for the RSUs and MSUs on October 22, 2024 is calculated based on the number of vested RSU and MSU awards multiplied by the closing price of $263.87 for the Company's common stock on such date.

Market Share Unit (MSUs) Award Vested for Three Fiscal Year Performance

On October 9, 2025, the Compensation Committee reviewed the performance measure applicable to MSU awards granted to the NEOs on October 10, 2022. The Compensation Committee assessed the Company's relative TSR compared to the return for the Index for the performance Measurement Period ended August 31, 2025 to calculate the number of shares of the Company's common stock for those MSU awards vesting, if any. The relative TSR compared to the return for the Index (as a percentage point difference) over the Measurement Period, which covers three fiscal years, was 0.7% higher. Based on the results and the table shown in the *Market Share Unit or MSU Awards* section above, the Compensation Committee certified that the Applicable Percentage of the Target Number of shares underlying the MSU awards granted in October 2022 was 103.5% for each of the NEOs.

Named Executive Officer	Target Number of MSUs (Granted October 2022)	Applicable Percentage	Shares Vested (October 2025)
Steven A. Brass	3,752	103.5%	3,883
Sara K. Hyzer	865	103.5%	895
Jeffrey G. Lindeman	793	103.5%	821
William B. Noble	649	103.5%	672
Patricia Q. Olsem	1,082	103.5%	1,120

NONQUALIFIED DEFERRED COMPENSATION – FISCAL YEAR 2025

The following table provides information concerning compensation received by the NEOs that is subject to deferral under applicable RSU and DPU award agreements:

Named Executive Officer	Aggregate Earnings in Last FY[1] ($)	Aggregate Balance at Last FYE[2] ($)
Steven A. Brass	$5,054	$23,332
Sara K. Hyzer	$—	$—
Jeffrey G. Lindeman	$—	$—
William B. Noble	$198,947	$918,386
Patricia Q. Olsem	$4,165	$19,228

[1] The Aggregate Earnings in Last FY represents the increase in value from August 31, 2024 to August 31, 2025 of the shares underlying deferred settlement of RSUs and vested DPUs held by each NEO that will be settled in shares of the Company's common stock following termination of employment as disclosed in footnotes to the table under the heading, Security Ownership of Certain Beneficial Owners and Management. The number of such deferred settlement of RSUs and vested DPUs for each NEO was multiplied by the difference in the closing price of the Company's common stock on August 31, 2025 of $216.04 and on August 31, 2024 of $262.84, a decrease in value of $46.80 per share. Amounts shown are not included as compensation in the Summary Compensation Table for fiscal year 2025.

[2] The Aggregate Balance at Last FYE represents the value as of August 31, 2025 of the deferred settlement of RSUs and any vested DPUs held by each NEO as noted in these footnotes. The value for each deferred settlement of RSU and each vested DPU is based on the closing price of the Company's common stock on August 31, 2025, which was $216.04 per share. The underlying deferred settlement of RSUs and vested DPUs were included in prior disclosures for the NEOs to the extent that the NEOs were included in Summary Compensation Table disclosures for the years in which such awards were first granted to the NEOs.

CHANGE OF CONTROL SEVERANCE AGREEMENTS

The Company entered into Change of Control Severance Agreements ("CoC Agreements") with each of the NEOs. The CoC Agreements provide that each executive officer will receive certain severance benefits if his or her employment is terminated without "Cause" or if he or she resigns for "Good Reason," as those terms are defined in the CoC Agreements, within two years after a "Change of Control" as defined in the CoC Agreements and summarized below. If the executive officer's employment is terminated during the aforementioned two-year period by the Company without "Cause" or by the executive officer for "Good Reason", the executive officer will be entitled to a lump sum payment (subject to limits provided by (a) reference to Section 280G of the Internal Revenue Code which limits the deductibility of certain payments to executives upon a change in control or (b) alternative reduction order if such method would result in a greater economic benefit to the executive on an after-tax basis) of twice the executive officer's base salary, calculated based on the greater of the executive officer's then current annual base salary or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination), plus twice the executive officer's earned GRP, calculated based on the greater of the most recent annual earned GRP or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination). Further, any of the executive officer's outstanding equity incentive awards that are not then fully vested (with the exception of PSU awards), will be accelerated and vested in full following such termination of employment within such two-year period and the executive officer will be entitled to continuation of health and welfare benefits under the Company's then existing benefit plans or equivalent benefits for a period of up to two years from the date of termination of employment. No employment rights or benefits other than the change of control severance benefits described in this paragraph are provided by the CoC Agreements.

For purposes of the CoC Agreements and subject to the express provisions and limitations contained therein, a "Change of Control" means a transaction or series of transactions by which a person or persons acting together acquire more than 30% of the Company's outstanding shares; a change in a majority of the incumbent members of the Company's Board as specified in the CoC Agreements, a reorganization, merger or consolidation as specified in the CoC Agreements or a sale of substantially all of the assets or complete liquidation of the Company. As specified more particularly in the CoC Agreements, a "Change of Control" does not include a reorganization, merger or consolidation or a sale or liquidation where a majority of the incumbent members of the Company's Board continue in office and more than 60% of the successor company's shares are owned by the Company's pre-transaction stockholders.

The CoC Agreements have a term of two years, subject to automatic renewal for successive two-year periods unless notice of non-renewal is provided by the Company's Board not less than six months prior to the end of the current term. The term of the CoC Agreements will be automatically extended for a term of two years following any "Change of Control."

The following table sets forth the estimated amounts payable to each of the NEOs, pursuant to their respective CoC Agreements on the assumption that the employment of each NEO was terminated without "Cause" or otherwise for "Good Reason" effective as of the end of fiscal year 2025 following a "Change of Control" as provided for in the CoC Agreements. The table also includes the value, as of the end of the fiscal year, of all unvested RSU and MSU awards as of the end of fiscal year 2025.

Named Executive Officer	Severance Pay[1]	Welfare Benefits[2]	Accelerated Vesting of RSUs and MSUs[3]	Total Change of Control Severance Benefits
Steven A. Brass	$3,018,680	$86,106	$5,224,064	$8,328,850
Sara K. Hyzer	$1,189,033	$54,296	$1,157,110	$2,400,439
Jeffrey G. Lindeman	$1,074,784	$52,988	$769,751	$1,897,523
William B. Noble	$1,455,869	$18,987	$577,043	$2,051,899
Patricia Q. Olsem	$1,233,553	$82,106	$988,383	$2,304,042

[1] *Severance Pay includes two times the base salary reported in footnote 1 of the Summary Compensation Table for fiscal year 2025 plus two times Non-Equity Incentive Plan Compensation received for fiscal year 2023.*

[2] *Welfare Benefits includes an estimate of the Company's cost to provide two years of continuation coverage under the Company's welfare benefit plans, which does not include life insurance or long-term disability insurance. The estimate is based on the Company's cost of such coverage for fiscal year 2025.*

[3] *Acceleration of vesting of RSU and MSU awards is governed by applicable provisions of the CoC Agreements and the RSU and MSU Award Agreements. The value included for accelerated vesting of RSU and MSU awards is based on $216.04, the closing price of the Company's common stock on August 31, 2025. MSUs awarded are valued for this purpose based upon the Target Number of shares of the Company's common stock to be issued with respect to the MSUs as described above in the CD&A section under the heading, Equity Compensation.*

CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC, the pay ratio of the total annual compensation of our CEO, Mr. Brass, to that of the Company's "median employee" for fiscal year 2025 was approximately 38:1. To determine the CEO pay ratio, the total annual compensation for the median employee for fiscal year 2025 was calculated to be $113,343, which included the same elements of compensation required to be in the Summary Compensation Table, and was calculated in the same manner as the CEO's total annual compensation, which was $4,266,899 for fiscal year 2025.

We identified the Company's median employee from all employees of the Company (excluding the CEO) as of August 31, 2025. Employees included full-time, part-time and temporary employees and fixed term contract employees at such time. To identify the Company's median employee in fiscal year 2025, we calculated total compensation for fiscal year 2025 for each employee other than the CEO by including salary or regular hourly wages paid in the fiscal year, annual cash incentive compensation paid during the fiscal year under the Company's GRP, and the grant date value of RSUs and MSUs granted to employees in the fiscal year. Compensation paid to employees who were hired after the beginning of fiscal year 2025 or who terminated prior to the end of the fiscal year 2025 was not annualized. For employees who received compensation denominated in a foreign currency, such amounts were converted to USD using average annual exchange rates as of August 31, 2025.

As of August 31, 2025, the Company employed 714 employees located in 18 countries. The Company's median employee is located in the U.S.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain equity compensation plan information as of August 31, 2025:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	94,507[2]	N/A	973,514
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	94,507	N/A	973,514

[1] The 2016 Stock Incentive Plan, which authorizes the grant of 1,000,000 shares of common stock, was approved by our stockholders at our 2016 annual meeting. At the 2023 annual meeting, our stockholders approved to amend and restate the 2016 Stock Incentive Plan to authorize an additional 1,000,000 shares of common stock for a total of 2,000,000 shares of common stock.

[2] Represents shares of common stock subject to unvested 35,354 RSUs, vested 1,621 DPUs, and 40,839 MSU and 16,693 PSU awards assuming the issuance of shares based on target performance.

AUDIT-RELATED MATTERS

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLC ("PwC") for fiscal years 2025 and 2024:

	2025	2024
Audit fees[1]	$ 2,040,000	$ 2,182,502
Audit-related fees[2]	25,000	25,000
Tax fees[3]	250,000	229,000
All other fees[4]	2,000	2,000
Total fees	$ 2,317,000	$ 2,438,502

[1] Professional services rendered for the audit of the Company's consolidated annual financial statements, the review of the interim consolidated financial statements included in quarterly reports, and services normally provided by PwC in connection with statutory and regulatory filings or engagements.

[2] Assurance and related services reasonably related to the audit and/or review of the Company's consolidated financial statements that are not reported under "Audit Fees"

[3] Tax return preparation, tax compliance, tax advice and/or tax planning services

[4] Access provided by PwC to its online research reference and disclosure checklist materials

The possible effect on the independence of the auditor is considered by the Audit Committee. There is no direct or indirect understanding or agreement that places a limit on current or future years' audit fees or permissible non-audit products and services.

Pre-approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permissible non-audit products and services provided by the auditor. These products and services may include audit services, audit-related services, tax services, software and other products or services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the auditor in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All services described above received pre-approval pursuant to the aforementioned policies and procedures that were established to comply with SEC rules that require pre-approval of audit and non-audit services.

Related Party Transactions Review and Oversight

The Audit Committee has responsibility for review and oversight of related party transactions for potential conflicts of interest. Related party transactions include any independent business dealings between the Company and related parties who consist of, or are related to, the Company's executive officers, directors, director nominees and holders of more than 5% of the Company's shares. Such transactions include business dealings with parties in which any related party has a material direct or indirect interest. The Audit Committee has adopted a written policy to provide for its review and oversight of related party transactions. Executive officers and directors are required to notify the Corporate Secretary of the Company of any proposed or existing related party transactions in which they have an interest. The Corporate Secretary and the Audit Committee also rely upon the Company's disclosure controls and procedures adopted pursuant to Exchange Act rules for the purpose of ensuring that matters requiring disclosure, including transactions that may involve a related party or may otherwise involve the potential for conflicts of interests, are brought to the attention of management and the Audit Committee on a timely basis. Certain related party transactions do not require Audit Committee review and approval. Such transactions are considered pre-approved. Pre-approved transactions include:

- compensation arrangements approved by the Compensation Committee or the Board and expense reimbursements consistent with the Company's expense reimbursement policy;
- transactions in which the related party's interest is derived solely from the fact that he or she serves as a director of another corporation that is a party to the transaction;
- transactions in which the related party's interest is derived solely from his or her ownership (combined with the ownership interests of all other related parties) of not more than a 5% beneficial interest (but excluding any interest as a general partner of a partnership) in an entity that is a party to the transaction; and
- transactions available to all employees of the Company generally.

If a related party transaction is proposed or if an existing transaction is identified, the Audit Committee has authority to disapprove, approve or ratify the transaction and to impose such restrictions or other limitations on the transaction as the Audit Committee may consider necessary to best assure that the interests of the Company are protected and that the related party involved is not in a position to receive an improper benefit. In making such determination, the Audit Committee considers such factors as it deems appropriate, including without limitation (i) the benefits to the Company of the transaction; (ii) the commercial reasonableness of the terms of the transaction; (iii) the dollar value of the transaction and its materiality to the Company and to the related party; (iv) the nature and extent of the related party's interest in the transaction; (v) if applicable, the impact of the transaction on a non-employee director's independence; and (vi) the actual or apparent conflict of interest of the related party participating in the transaction.

During the fiscal year ended August 31, 2025, there were no transactions required to be reported pursuant to the requirements of Item 404(a) of Regulation S-K under the Exchange Act.

AUDIT COMMITTEE REPORT

In accordance with its charter, the Audit Committee provides assistance to the Company's Board of Directors ("Board") in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing, and reporting practices of the Company, including assessment of the effectiveness of internal controls over financial reporting. Each member of the Audit Committee meets the independence criteria prescribed by applicable regulations and rules of the Securities and Exchange Commission ("SEC") for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards.

Management is responsible for preparing the Company's financial statements in accordance with generally accepted accounting principles in the U.S. ("GAAP") and for establishing and maintaining internal control over financial reporting. The Company's independent registered public accounting firm ("auditor") is responsible for performing an integrated audit of the Company's financial statements and internal control over financial reporting and expressing opinions as to whether the financial statements have been prepared in accordance with GAAP and as to management's assessment of the effectiveness of internal control over financial reporting.

The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended August 31, 2025. The Audit Committee discussed and reviewed with management the audited financial statements and management's assessment of the effectiveness of its internal controls over financial reporting. The Audit Committee discussed and reviewed with the Company's auditor the audited financial statements and the auditor's attestation report regarding effectiveness of management's internal controls over financial reporting. The Audit Committee also discussed with the auditor those matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications with Audit Committees, which provides that certain matters related to the conduct of the financial statement audit are to be communicated to the Audit Committee and under the applicable requirements of the SEC. In fulfilling its oversight responsibilities, the Audit Committee met separately with management and separately with the Company's auditor to discuss results of audit examinations and evaluations of internal controls.

The Audit Committee is responsible for the appointment, retention, compensation, and oversight of the Company's auditor. In this regard, the Audit Committee discussed with the auditor its independence from management and the Company, including matters in written documents and a letter received from the auditor as required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence. In evaluating the auditor's independence, the Audit Committee also considered whether the auditor's provision of any non-audit services impaired or compromised its independence.

The Audit Committee considered several factors in selecting PricewaterhouseCoopers LLP ("PwC") as the Company's auditor, including its independence and internal quality controls, the overall depth of talent, and its familiarity with the Company's businesses and internal controls over financial reporting. Further, in conjunction with the mandated rotation of an auditor's lead, concurring and/or relationship partner (each an "audit partner"), the Audit Committee and its chair oversee and are directly involved in the selection process for any change in audit partners.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its annual report on Form 10-K for its fiscal year ended August 31, 2025, and that PwC serve as the Company's auditor for the fiscal year ending August 31, 2026.

Audit Committee
Daniel T. Carter, Chair
Cynthia B. Burks
Edward O. Magee, Jr.
Trevor I. Mihalik
David B. Pendarvis
Anne G. Saunders

STOCKHOLDER PROPOSALS OR DIRECTOR NOMINATIONS
FOR OUR 2026 ANNUAL MEETING

For a stockholder proposal otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in our Proxy Statement for our 2026 annual meeting, it must be received by us at our principal office, 9715 Businesspark Avenue, San Diego, CA 92131 on or before July 15, 2026.

For an eligible stockholder or group of stockholders to nominate a director nominee for election at our 2026 annual meeting pursuant to the proxy access provision of our Bylaws, such eligible stockholder or group of stockholders must comply with the then current advance notice requirements in our Bylaws and deliver the proposal to our Corporate Secretary (i) no earlier than June 15, 2026 and (ii) no later than 5:00 p.m., Pacific Time, on July 15, 2026 in order for such proposal to be considered timely. In addition, our Bylaws require the eligible stockholder or group of stockholders to update and supplement such information as of specified dates.

In addition, if a stockholder desires to bring business (including director nominations) before our 2026 annual meeting that is not the subject of a proposal timely submitted for inclusion in our 2026 Proxy Statement, written notice of such business, as currently prescribed in our Bylaws, must be received by our Corporate Secretary between June 15, 2026 and 5:00 p.m., Pacific Time, on July 15, 2026.

For additional requirements, a stockholder may refer to our current Bylaws, Article II, Section 2.14, "Notice of Stockholder Proposals," Article II, Section 2.15, "Nomination of Directors," and Article II, Section 2.17, "Proxy Access," a copy of which may be obtained from our Corporate Secretary upon request and without charge or may be obtained by accessing our filings on the SEC's website at *www.sec.gov*. See "Communications with the Board" for contact information. If we do not receive timely notice pursuant to our Bylaws, the proposal will be excluded from consideration at the annual meeting.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees for the 2026 annual meeting other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 13, 2026, which is 60 days prior to the anniversary date of the annual meeting.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. When used in this Proxy Statement, the words "estimated," "anticipated," "expect," "believe," "project," "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include discussions of strategy, plans or intentions of management. Forward-looking statements are subject to risks, uncertainties, and assumptions about the Company, and future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act or the Exchange Act, which might incorporate future filings made by us under those statutes, the preceding Compensation and People Committee Report and Audit Committee Report will not be incorporated by reference into any of those prior filings, nor will any such reports be incorporated by reference into any future filings made by the Company under those statutes. In addition, information on our website, other than our Proxy Statement, Notice of 2025 Annual Meeting of Stockholders and form of proxy, is not part of the proxy soliciting material and is not incorporated herein by reference.

By Order of the Board of Directors,

Phenix Q. Kiamilev
Vice President, General Counsel, Chief Compliance Officer
   and Corporate Secretary
San Diego, California

October 31, 2025



ANNUAL REPORT ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2025

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to   .

Commission File Number: 000-06936



WD-40 COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**95-1797918**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9715 Businesspark Avenue, San Diego, California	**92131**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(619) 275-1400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, par value $0.001 per share	WDFC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☑

The aggregate market value (closing price) of the voting stock held by non-affiliates of the registrant as of February 28, 2025 was approximately $3,191,726,331.

As of October 21, 2025, there were 13,527,835 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

The Proxy Statement for the annual meeting of stockholders on December 12, 2025 is incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K.

WD-40 COMPANY

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended August 31, 2025

TABLE OF CONTENTS


PART I


Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements which reflect our current views with respect to future events and financial performance.

These forward-looking statements include, but are not limited to, discussions about future financial and operating results, including: expected benefits from any divestiture transaction; disruption to the parties' business as a result of the announcement or completion of any divestiture transaction; the Company's ability to successfully complete any planned divestiture; expected timing for the closing of any divestitures; expected proceeds from any divestiture; the intended use of proceeds by the Company from any divestiture transaction; impact of any divestiture transaction on the Company's stock price or EPS; growth expectations for maintenance products; expected levels of promotional and advertising spending; anticipated input costs for manufacturing and the costs associated with distribution of our products; plans for and success of product innovation, the impact of new product introductions on the growth of sales; anticipated results from product line extension sales; expected tax rates and the impact of tax legislation and regulatory action; changes in the political conditions or relations between the United States and other nations; changes in trade policies and tariffs and the impact therefrom; the impacts from inflationary trends; the impacts from supply chain constraints and supply chain disruptions; changes in interest rates; and forecasted foreign currency exchange rates and commodity prices. We undertake no obligation to revise or update any forward-looking statements. These forward-looking statements are generally identified with words such as "believe," "expect," "intend," "plan," "project," "could," "may," "aim," "anticipate," "target," "estimate" and similar expressions. We undertake no obligation to revise or update any forward-looking statements.

Actual events or results may differ materially from those projected in forward-looking statements due to various factors, including, but not limited to, those identified in Item 1A of this report. As used in this report, the terms "we," "our," "us" and the "Company" refer to WD-40 Company and its subsidiaries, unless the context suggests otherwise. Amounts and percentages in tables and discussions may not total due to rounding.

Item 1. Business

Overview

WD-40 Company is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company was founded in 1953 and is headquartered in San Diego, California.

For more than four decades, we sold only one product, WD-40® Multi-Use Product, a multi-purpose maintenance product which acts as a lubricant, rust preventative, penetrant and moisture displacer. Over the last several decades, we have evolved and expanded our product offerings through both research and development activities and through the acquisition of several of our smaller brands worldwide. As a result, we have built a family of brands and product lines that deliver high quality performance at a good value to our end users.

We currently market and sell our products in more than 176 countries and territories worldwide primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply stores, sport retailers, and independent bike dealers.

Our sales come from two product groups – maintenance products and homecare and cleaning products. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. We sold certain assets of the homecare and cleaning product brands in the EIMEA segment in the fourth quarter of fiscal year 2025. See Note 3. Assets Held for Sale of the consolidated financial statements, included in Item 15 of this report for additional information on this sale. These brands are included in the results of operations in the consolidated statements of operations for fiscal year 2025. We continue to make available for sale certain assets of our homecare and cleaning product portfolios in the Americas segment and are expecting the sale of these portfolios in fiscal year 2026. This potential sale will allow us to focus on our core, higher-margin maintenance products that are included in our strategic framework. The principal driver of our sales growth is focused on our maintenance products and making them available in more places, for more people, who we expect will find more uses, more frequently.

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Our future is guided by a long-term four-by-four strategic framework tied to our purpose and our values. There are two main elements of our strategic framework.

The first element of our four-by-four strategic framework, which we refer to as our Must-Win Battles, focuses on increasing sales of our maintenance products. Our four Must-Win Battles include:

1. growing WD-40 Multi-Use Product sales through geographic expansion;
2. growing sales and gross margin through the premiumization of WD-40 Multi-Use Product;
3. growing the WD-40 Specialist product line through category leadership; and
4. accelerating our capabilities in building our brand digitally and maximizing our global digital commerce presence.

The second element of our four-by-four strategic framework, which we refer to as our Strategic Enablers, focuses on operational excellence. Our four Strategic Enablers include:

1. ensuring a people-first mindset where we can attract, develop and engage outstanding employees;
2. building a sustainable business for the future;
3. achieving operational excellence in supply chain; and
4. driving productivity through enhanced systems.

These elements are the foundation of our four-by-four strategic framework and are where we will continue to focus our time, talent and resources.

We continue to be focused and committed to innovation and renovation of our products. We see innovation and renovation as important factors to the long-term growth and enhancing the sustainability of our brands and product lines. We intend to continue to work on future products, product lines, product packaging, and product delivery systems, as well as promotional innovations and renovations to expand our product portfolio, build a more sustainable future, and to help us grow. We are also focused on expanding our current brands in existing markets with new product development. Our research and development team supports new product development and current product improvement for our brands. Over the years, the impact of our research and development team on most of our brands and products has been reflected through our innovation. Key innovations for our products include, but are not limited to, WD-40 EZ-Reach Flexible Straw®, WD-40 Smart Straw®, WD-40 Trigger Pro®, WD-40 Specialist®, WD-40 Specialist® Degreaser & Cleaner EZ-Pods, WD-40® Precision Pen, WD-40 BIKE®, 3-IN-ONE RVcare® and 3-IN-ONE® Professional Garage Door Lube.

Our homecare and cleaning products in the Americas and Asia-Pacific segments are considered harvest brands, which continue to provide positive returns but are becoming a smaller part of the business as sales of the maintenance products grow with the execution of our four Must Win Battles within our strategic framework. We have continued to sell products within these brands but with a reduced level of marketing investment over time.

Human Capital Resources

Our purpose can only be achieved with the efforts of our 714 employees who live our values and create positive lasting memories for our stakeholders, including end users solving problems in factories, workshops, and homes around the world. Our workforce is distributed globally in 18 countries, with approximately 35% in the Americas, 40% in EIMEA, 15% in Asia-Pacific, and 10% corporate employees. Women make up approximately 46% of our global workforce. The average tenure of our global workforce is eight years and our average employee retention rate is greater than 90%.

Our purpose-driven and values-guided culture generates an important competitive advantage through our ability to attract, develop, retain and engage outstanding people. Consistently living our company values grants each of us the freedom to make autonomous decisions in the best interest of all stakeholders. We are committed to celebrating diversity of thought and lived experiences, providing equitable access to opportunities, and creating a culture where everyone experiences a sense of inclusion and belonging.

We are a meritocracy with a competitive performance-based total rewards strategy, where compensation and career advancement are determined by demonstrated competencies and contributions. Our calendar year 2023 global pay equity study reaffirmed there were not statistically significant or systemic gender-based pay disparities, ensuring all compensation decisions were rooted in job-related criteria with no evidence of biased decision-making. The Compensation and People Committee of our Board of Directors provides oversight of our relevant people-management practices.

Our workforce is comprised of the following functions: marketing, sales, customer service, finance and accounting, investor relations, legal, information technology, human resources, supply chain and logistics, innovation, research and development, environmental programs, quality, and other technical fields. The success of our teams is accelerated through global collaboration and our bold ambition to become a world-class learning organization.

Products

<u>*Maintenance Products*</u>

We offer multi-purpose maintenance products and specialty maintenance products. These maintenance products are sold worldwide and they provide end users with a variety of product application and delivery system options.

Our signature product is WD-40 Multi-Use Product in the blue and yellow can with the little red top. It accounts for a significant majority of our sales in the maintenance product category. We have various products and product lines which we currently sell under the WD-40 Brand:

<u>WD-40® Multi-Use Product</u> – The WD-40 Multi-Use Product is a market leader in many countries among multi-purpose maintenance products and is sold as an aerosol spray with various unique delivery systems, a non-aerosol trigger spray, a precision pen, and in liquid-bulk form through mass retail stores, hardware stores, automotive parts outlets, online retailers, warehouse club stores and industrial distributors and suppliers. The WD-40 Multi-Use Product is sold worldwide in North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. WD-40 Multi-Use Product has a wide variety of consumer uses in, for example, household, marine, automotive, construction, repair, sporting goods and gardening applications, in addition to numerous industrial applications.

<u>WD-40 Specialist® product line</u> – WD-40 Specialist consists of a line of professional-grade specialty maintenance products that includes penetrants, degreasers, corrosion inhibitors, greases, lubricants and rust removers that are aimed at professionals and consumer enthusiasts. These products are also sold with various unique delivery systems. The WD-40 Specialist product line is sold primarily in the U.S. and many countries in Europe, as well as parts of Canada, Latin America, Australia and Asia. Within the WD-40 Specialist product line, we also sell bike-specific products across all our segments, motorbike-specific products in Europe and Asia, lawn and garden specific products in Australia, and automotive specific products in Asia.

We also have the following additional brands which are included within our maintenance products group:

<u>3-IN-ONE®</u> – The 3-IN-ONE brand consists of multi-purpose drip oil, specialty drip oils, and specialty aerosol maintenance products. The multi-purpose drip and specialty oil lubricant feature the Marksman® Spout to deliver precise application to small mechanisms and assemblies, tool maintenance and threads on screws and bolts. 3-IN-ONE Oil is the market share leader among drip oils in many countries. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming and construction. In addition to the drip oil line of products, the 3-IN-ONE brand also includes professional-grade aerosol specialty maintenance products, such as 3-IN-ONE RVcare products, 3-IN-ONE Garage Door Lubricant and 3-IN-ONE Lock Dry Lube. The long legacy, brand awareness and high quality of the 3-IN-ONE brand and its established distribution network have enabled these products to gain international acceptance. 3-IN-ONE products are sold primarily in the U.S., Europe, Canada, Latin America and Australia.

<u>GT85®</u> – The GT85 brand is a multi-purpose bike maintenance product line that consists of professional spray maintenance products and lubricants which are sold primarily in the bike market through the automotive and industrial channels in the U.K.

<u>*Homecare and Cleaning Products*</u>

We sell our homecare and cleaning products in certain locations worldwide and they include a portfolio of well-known brands. We are pursuing the sale of certain assets of these portfolios in the Americas segments in fiscal year 2026 and are classified as held for sale. Certain of our homecare and cleaning product brands will continue to be held for use due to their significance to the business within certain regional markets in the Asia-Pacific segment.

We are actively pursuing the sale in fiscal year 2026 of the following homecare and cleaning product brands in the Americas segment:

2000 Flushes® – The 2000 Flushes brand is a line of long-lasting automatic toilet bowl cleaners. It includes a variety of formulas, including the Bleach and Blue plus Bleach that has a unique EPA-approved "kills bacteria" claim. 2000 Flushes is sold primarily in the U.S. and Canada through grocery and mass retail channels as well as through online retailers.

Spot Shot® – The Spot Shot brand is sold as an aerosol and a liquid trigger carpet stain and odor eliminator. The brand includes Spot Shot Instant Carpet Stain & Odor Eliminator and the environmentally friendly product Spot Shot Pet Instant Carpet Stain & Odor Eliminator, which has a non-toxic and biodegradable formula. Spot Shot products are sold primarily through grocery, online retailers, warehouse club stores and hardware and home center stores in the U.S., Canada and the U.K.

Carpet Fresh® – The Carpet Fresh brand is a line of room and rug deodorizers sold as powder and aerosol quick-dry foam products. This product is sold primarily through grocery, mass, and value retail channels as well as through online retailers in the U.S. under a third party licensing agreement.

Lava® – The Lava brand consists of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels as well as through online retailers primarily in the U.S.

X-14® – The X-14 brand is a line of quality automatic toilet bowl cleaners. Although X-14 brand products are also sold in the U.S., they are sold by a third party under a licensing agreement.

We will continue to hold for use the following homecare and cleaning product brands in the Asia-Pacific segment:

no vac® – The no vac brand includes a range of aerosol quick-dry foaming carpet and fabric sanitizers and deodorizers products, and spot stain cleaners. Products are sold through grocery, value, hardware and mass retail channels in Australia and New Zealand.

Solvol® – The Solvol brand consists of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels as well as through online retailers in Australia.

We sold certain assets of the homecare and cleaning product brands in the EIMEA segment in the fourth quarter of fiscal year 2025. See Note 3. Assets Held for Sale of the consolidated financial statements, included in Item 15 of this report for additional information on this sale. These brands are included in the results of operations in the consolidated statements of operations for fiscal year 2025:

1001® and 1001 Carpet Fresh® – The 1001 brand is a line of room and rug deodorizers sold as powder and aerosol quick-dry foam products. These products were sold primarily through grocery, mass, and value retail channels as well as through online retailers in the U.K. In the U.K., these products were sold under the 1001® and 1001 Carpet Fresh® brand names.

Sales and Marketing

Our sales do not reflect any significant degree of seasonality. However, it is common for our sales to fluctuate from period to period or year to year due to various factors including, but not limited to, new or lost distribution, the timing of customer orders particularly in distributor markets, the number of product offerings carried by a customer and the level of promotional activities and programs being run at customer locations. New or lost distribution occurs when we gain or lose customers, when we gain or lose store count for a customer or when our products are added to new locations within a store or removed from existing locations. From time to time, as part of new product offering launches, we may gain access to entirely new distribution channels. The number of product offerings refers to the number of brands and/or the number of products within each of those brands that our customers offer for sale to end users. The level of promotional activities and programs relates to the number of events or volumes of purchases by customers in support of off-shelf or promotional display activities. Changes in any one of these three factors or a combination of them can cause our sales levels to increase or decrease from period to period. Promotional activities can also be impacted by customers adjusting to price increases and other market disruptions. It is also common and/or possible that we could lose distribution or product offerings and

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experience a decrease in promotional activities and programs in one period and subsequently regain this business in a future period. We are accustomed to such fluctuations and manage this as part of our normal business activities.

Manufacturing

We outsource our finished goods manufacturing directly or through our marketing distributors to various third-party manufacturers. We or our marketing distributors use contract manufacturers in the U.S., Mexico, Brazil, Argentina, Colombia, the U.K., Italy, Poland, Australia, China, the Middle East, South Korea and India. The Company has minimum purchase obligations that primarily consist of contractual volume commitments with certain third-party packagers. See Note 14. commitments and contingencies of the consolidated financial statements, included in Item 15 of this report for additional information on minimum purchase obligations. We also formulate and manufacture concentrate used in our WD-40 products at certain of our own facilities and at third-party contract manufacturers.

In addition to the commitments to purchase products from contract manufacturers described above, we may also enter into commitments with other manufacturers from time to time to purchase finished goods and components to support innovation or supply chain initiatives.

Sources and Availability of Components and Raw Materials

We rely on a limited number of third-party contract manufacturers and component suppliers, including single or sole-sourced suppliers, for certain of our raw materials, packaging, product components and other necessary supplies. Where possible and where it makes business sense, we work with secondary or multiple suppliers to qualify additional supply sources. Historically, we have been able to obtain adequate capacity and raw materials. The primary components and raw materials for most of our products include specialty chemicals and aerosol cans, which are manufactured from commodities that are subject to market price fluctuations. The availability of these components and raw materials is affected by a variety of supply and demand factors, including global market conditions, tariffs imposed by the U.S. or foreign governments, plant capacity utilization, and natural disasters. We have historically experienced input cost inflation that impacted the cost of certain raw materials and freight services. As a result, we took actions to increase prices with our customers to help mitigate some of these inflationary pressures. We also implemented cost savings initiatives to mitigate those pressures. Our business results depend on the effective management and remedy of any supply disruptions. While we expect these components and raw materials to continue to be readily available in the future, we have developed sourcing alternatives and risk mitigation plans.

Research and Development

We recognize the importance of innovation and renovation to our long-term success and are focused on and committed to research and new product development activities, primarily in our maintenance product group. Our product development team engages in consumer research, product development, current product improvement and testing activities. The product development team also leverages its development capabilities by partnering with a network of outside resources including our current and prospective outsource suppliers. In addition, the research and development team engages in activities and product development efforts which are necessary to ensure that we meet regulatory requirements for the formulation of our products. The research and development team also helps shape our environmental goals and business objectives by innovating and implementing sustainable practices and products. Our research and development team currently conducts global testing at a laboratory facility that we lease in New Jersey.

Competition

The markets for our products are highly competitive and influenced by large retailers with significant negotiating power. Current trends among these large retailers include increased demand for new innovative products and marketing, requiring suppliers to maintain or reduce product prices and to deliver products within shorter lead times. Our products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. We are aware of many competing products, some of which sell for lower prices or are produced and marketed by companies with greater financial resources than those of our Company. We rely on the awareness of our brands among end users, the value offered by those brands as perceived by consumers, product innovation and renovation and our multiple channel distributions as our primary strategies. New products and our entry into new markets typically encounter intense competition, which may require significant investments in advertising and promotional activities. When a new product achieves end user acceptance, ongoing advertising and promotional support may be required to maintain its relative market position.

Trademarks and Patents

We own a number of patents, but primarily rely upon our established trademarks, brand names and marketing efforts, including advertising and sales promotions, to compete effectively. The WD-40 brand, 3-IN-ONE, Lava, Solvol, X-14, 2000 Flushes, Carpet Fresh and no vac, Spot Shot, and GT85 trademarks are registered or have pending registrations in various countries throughout the world.

WD-40 Company, the WD-40® logo, WD-40® Multi-Use Product, WD-40 Specialist®, WD-40 BIKE®, 3-IN-ONE®, GT85®, 2000 Flushes®, no vac®, Spot Shot®, Lava®, Solvol®, X-14®, and Carpet Fresh® and other trademarks or service marks are the property of WD-40 Company or its subsidiaries. Other service marks, trademarks, and tradenames referred to in this Annual Report on Form 10-K are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this Annual Report on Form 10-K are generally referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Financial Information about Foreign and Domestic Operations

For detailed information about our foreign and domestic operations, including net sales by reportable segment and long-lived assets by geography, refer to Note 18 — Business Segments and Foreign Operations of the consolidated financial statements, included in Item 15 of this report.

Access to SEC Filings

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available through the Investors section of our website at www.wd40company.com. These reports can be accessed from our website as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). Information contained on our website is not included as a part of, or incorporated by reference into, this report. The SEC also maintains an internet site (www.sec.gov) that contains our reports.

Item 1A. Risk Factors

The following risks and uncertainties, as well as other factors described elsewhere in this report or in our other SEC filings, could materially harm our business, financial condition and results of operations. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business, financial condition and results of operations.

Global economic conditions may negatively impact our financial condition and results of operations.

Adverse developments in the global economy or key regional economies, a reduction in industrial outputs, or decreases in consumer spending or confidence could significantly decrease purchases of our products by our customers and end users. Consumer purchases of discretionary items, which could include our maintenance products and homecare and cleaning products, may decline during periods where disposable income is reduced or there is economic uncertainty, which would negatively impact our financial condition and results of operations. During unfavorable or uncertain economic times, end users may also increase purchases of lower-priced or non-branded products and our competitors may increase their level of advertising and promotional activities to spur sales, both of which may negatively impact our financial condition and results of operations.

In addition, our sales and operating results may be affected by uncertain or changing economic and market conditions, including recession, inflation, deflation, tariffs and other geopolitical trade disruptions, prolonged weak consumer demand, political instability, public health crises and natural disasters or other changes that may affect the principal markets, trade channels, and industrial segments in which we conduct our business. In the past, global supply chain issues and other macroeconomic factors resulted in an inflationary environment that led to increased raw material and other input costs. Future occurrences of inflationary environments or constraints in our supply chain and distribution networks, either globally or in key regions, may unfavorably impact our gross margin and operating results. The severity and duration of any recession or inflationary environment are uncertain and it is not possible to predict the extent to which such conditions will impact our financial results and operations in the future. It is also uncertain how such changes in recessionary or

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inflationary conditions could impact demand from our customers and end users. A decrease in demand from our customers and end users would harm our financial results.

If economic or market conditions in certain of our key markets deteriorate, we may experience material adverse effects on our business, financial condition and results of operations. Adverse economic and market conditions could also harm our business by negatively affecting the parties with whom we do business, including our customers, retailers, distributors and wholesalers, and third-party contract manufacturers and suppliers. Such conditions could impair the ability of our customers to pay for products they have purchased from us. As a result, allowances for credit losses and write-offs of accounts receivable from our customers may increase. In addition, our third-party contract manufacturers and their suppliers may experience financial difficulties or business disruptions that could negatively affect their operations and their ability to supply us with finished goods and the raw materials, packaging, and components required for our products.

Global operations outside the U.S. expose us to uncertain conditions, foreign currency exchange rate risk and other risks in international markets.

Our sales outside the U.S. were approximately 66% of consolidated net sales in fiscal year 2025. As a result, our ability to execute our strategic framework will continue to face substantial risks associated with having increased global operations outside the U.S., including, but not limited to:

- economic or political instability in any of our global markets;

- challenges associated with conducting business in foreign jurisdictions, including those related to our understanding of and compliance with business laws and regulations in such foreign jurisdictions;

- increasing tax complexity or changes in tax law associated with operating in multiple tax jurisdictions;

- a dispersed employee base and requirements for compliance with varied employment regulations and labor laws, including health and safety regulations and wage and hour laws, in countries outside the U.S.;

- varying and complex privacy laws in foreign jurisdictions; and

- the imposition of tariffs or trade restrictions and costs, burdens and restrictions associated with other governmental actions.

These risks could have a significant impact on our ability to sell our products on a competitive basis in global markets outside the United States. In addition, continued developments in global political climates have introduced greater uncertainty with respect to tax policies, trade relations, tariffs and government regulations affecting trade between the U.S. and other countries. For example, in April 2025, the U.S. government announced a number of tariffs on countries which include those we trade with for certain input costs to our products. Certain of these inputs sourced by our third-party manufacturers to produce our products may increase in cost which may result in our inability to purchase sufficient inventory of inputs for production to meet customer demand and in turn impact our results. In addition, any supply chain constraints, inflationary impacts, additional or heightened tariffs or weakening in consumer demand as a result of changes to global economic conditions could impact our results. The ongoing Russia-Ukrainian war and recent conflicts in the Middle East have periodically disrupted global markets and contributed to increased market volatility and other disruptions. More disruptions could occur as a result of any number of events including military conflicts, geopolitical developments, and war. These disruptions could lead to delays in supply and manufacturing which could damage our current and prospective customer relationships. Commodity markets remain subject to heightened levels of volatility, especially as they relate to the price of certain specialty chemicals. The duration and severity of such volatility in the price of certain specialty chemicals are highly unpredictable and may unfavorably impact our cost of products sold for as long as these conditions exist. These developments, as well as the risks outlined above, could have a material adverse effect on our business, financial condition and results of operations.

Approximately 51% of our revenues in fiscal year 2025 were generated in currencies other than the U.S. Dollar, which is our reporting currency. In addition, all our foreign operating subsidiaries have functional currencies other than the U.S. Dollar, and our largest subsidiary is in the U.K. and generates significant sales in Euros and Pounds Sterling. As a result, we are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, cash and cash equivalents, other assets and liabilities denominated in currencies other than the U.S. Dollar. Our financial results are negatively impacted when the foreign currencies in which our subsidiary offices operate weaken relative to the U.S. Dollar.

Conversely, a sustained weakening of the U.S. Dollar can have broad economic impacts that can include, but are not limited to, increased inflationary conditions in the U.S market that impacts the purchasing power of end users and could lower consumer demand. Although we use instruments to hedge certain foreign currency risks, primarily those associated with our U.K. subsidiary and net assets denominated in non-functional currencies, we are not fully protected against foreign currency fluctuations and, therefore, our reported earnings are affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Additionally, our global operations outside the U.S. are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, credit risk of local customers and distributors and potentially adverse tax consequences. As we further develop and grow our business operations outside the U.S., we are exposed to additional complexities and risks, particularly in China, Mexico, Brazil and other emerging markets. In many foreign countries, particularly in those with developing economies, business practices that are prohibited by the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or other applicable anti-corruption laws and regulations may be prevalent. Evolving privacy and anti-trust laws and regulations in Europe, the U.S. and other jurisdictions present additional risks. Any failure to comply with these laws, even if inadvertent, could result in significant penalties or otherwise harm our reputation and business. Although we have adopted policies and contract terms to mandate compliance with these laws, there can be no assurance that all our employees, contractors and agents will comply with our requirements. Violations of these laws could be costly and disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations.

Our business and financial results could suffer if we are unable to attract, retain and motivate talented employees, including senior management, and maintain our corporate culture's relevance to our strategic plan.

Our success depends on our continuing ability to attract, engage, and develop highly qualified people who are committed to our culture. This ability creates an environment where people wish to build their careers, and the resulting retention of talent is a competitive advantage. We may be unable to attract, hire, develop and deploy talented employees in new markets and at the scale required by the growth of our business. In addition, our future success may increasingly depend on highly skilled employees with proficiency in working with artificial intelligence ("AI"), machine learning and other emerging technologies. Competition for these employees is intense and entities with more substantial resources may pursue this talent more aggressively. Our future performance depends in significant part on maintaining high levels of employee engagement and nurturing our values and culture. We believe that our company culture is a critical driver of our success and we invest substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture to maintain its relevance to our strategy could negatively affect our future success, including our ability to recruit, engage and retain employees. Our success also depends on the continued service of our executive officers, key employees and other talented people. Further, our ability to successfully execute organizational changes, including succession planning and the transition of our executive officers and key employees, is critical to the continued success of our business. The unexpected loss of the services of key employees or executive officers could have a material adverse effect on our business and prospects. In addition, certain economic conditions have led to competitive pressures in labor markets in which experienced personnel are in high demand. Since the competition for such talent is intense there can be no assurance that we can retain our key employees or attract, assimilate and retain employees who are fully engaged in the future. If we are unable to implement and successfully manage the initiatives associated with our strategic framework in accordance with our business plans, our business and financial results could be adversely affected. Moreover, there is no certainty that the implementation of the initiatives associated with our strategic framework will advance our business or financial results as intended.

If the success and reputation of one or more of our leading brands erodes, our business, financial condition and results of operations could be negatively impacted.

Our financial success is directly dependent on the success and reputation of our brands, particularly our WD-40 Brand. The success and reputation of our brands can suffer if marketing plans or product development and improvement initiatives, including the release of new products or innovative packaging, do not have the desired impact on the brands' image or do not attract customers as intended. Our brands can also be adversely impacted due to the activities and pressures placed on them by our competitors. Further, our business, financial condition and results of operations could be negatively impacted if one of our leading brands suffers damage to its reputation due to real or perceived quality or safety issues. Quality issues, which can lead to large scale recalls of our products, can be due to product contamination, regulatory non-compliance, packaging errors, incorrect ingredients or components in our product or low-quality ingredients in our products due to suppliers delivering items that do not meet our specifications. Product quality issues, which could include lower product efficacy due to formulation changes attributable to regulatory requirements, could also result in decreased customer confidence in our brands resulting in lower sales and a decline in product quality could result in product liability claims. In addition, our brand value depends on our ability to maintain a positive consumer perception of our corporate integrity and brand culture. Negative claims or publicity involving us or our brand influencers, our products, or any of our key employees could damage our reputation and brand image, regardless of whether such claims have merit. This risk is compounded by the increasing use of social and digital media and networking sites by consumers, and the speed by which information and opinions are disseminated. If we are unable to anticipate or respond to various challenges in the marketplace, including trends in the market and changing consumer demands and sentiment, our financial results may be negatively impacted. Although we dedicate significant resources to brand protection in an effort to prevent or minimize brand erosion and maintain and enhance our reputation and the reputation of our brands, there can be no assurance that such efforts will be successful.

We face competition in our markets which could lead to reduced sales and profitability.

We encounter competition from similar and alternative products, many of which are produced and marketed by major national or multinational companies. In addition, we frequently discover products in certain markets that are infringing or counterfeit reproductions of our products. The availability of counterfeits and other infringing products, particularly in China and other emerging markets, could adversely impact our sales and potentially damage the value and reputation of our brands.

Our products generally compete on the basis of brand recognition, product performance, quality, price, or other benefits to consumers and meeting end users' needs. Advertising, promotions, merchandising and packaging also have a significant impact on consumer purchasing decisions. A newly introduced consumer product, whether improved or recently developed, usually encounters intense competition requiring substantial expenditures for advertising, sales and consumer promotion. Product adoption or consumer acceptance often requires sustained advertising, promotional support and product improvements in order to maintain or gain its relative market position.

Some companies with products that compete against our homecare and cleaning products have financial, management and operational resources greater than ours. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than us or have better economies of scale than we do. In addition, although our maintenance products often hold strong positions in certain markets, larger diversified companies may enter this market and leverage substantial resources and brand recognition to offer new competing products, which could have an adverse effect on our business, financial condition and results of operations.

Competitive activity may require us to increase our investment in marketing or reduce our sales prices, either of which would lead to reduced profit margins, or a potential loss of market share or loss of distribution, each of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us or the infringement of our products and brands will not have a material adverse effect on our business, financial condition and results of operations.

Sales unit volume growth may be difficult to achieve.

Our ability to achieve sales volume growth will depend on our ability to (i) execute the initiatives associated with our strategic framework, (ii) drive growth in new geographic markets by making targeted end users aware of our products and expanding distribution and market channels, including digital commerce, (iii) drive growth within our existing markets through innovation, renovation and enhanced merchandising and marketing of our established brands, and (iv) capture market share from our competitors. It is more difficult for us to achieve sales volume growth in developed markets where our products are widely used as compared to developing or emerging markets where our products are newly introduced or are not as well known by consumers or as widely distributed. To protect our existing market share or capture additional market share from our competitors, we may need to increase our expenditure related to promotions and advertising or introduce and establish new products or product lines. In addition, we periodically implement sales price increases within certain markets or for certain product lines in response to increased costs associated with components, raw materials, manufacturing and distribution. For example, we implemented significant sales price increases during fiscal years 2022 and 2023 in response to significant increases in our cost of products sold caused by the inflationary environment during that time. Sales price increases to offset rising costs or the impact of tariffs may slow sales volume growth or cause declines in volume in the short term as customers and end users adjust to sales price increases or purchase alternative products at lower prices. We may lose a portion of our end-user base with steep price actions. In addition, the continued popularity and growth of the online retail sales channel presents both us and our customers that sell our products online with the challenge of balancing online and physical store retailing methods. Alternative retail channels could become more prevalent than the traditional retailers upon whom we rely for the majority of our business and operating profit. As a result of changes in end-user preference, sales are increasingly shifting to these online retail sales channels, and this shift may present a challenge in our markets where we have a less developed e-commerce business. Although we are engaged in e-commerce with respect to our products, if we are not successful in expanding sales in such alternative retail channels or we experience challenges with operating in such channels, our financial condition and results of operations may be negatively impacted. In addition, a change in the strategies of our existing customers, including shelf simplification, the discontinuation of certain product offerings or the shift in shelf space to competitors' products could reduce our sales and potentially offset sales volume increases achieved as a result of other sales growth initiatives. If we are unable to increase market share in our existing product lines by developing product improvements, investing adequately in our existing brands, building usage among existing and new end users, developing, acquiring or successfully launching new products or product line extensions, or successfully penetrating emerging and developing markets and sales channels globally, we may not achieve our sales volume growth objectives.

Cost volatility in finished goods, components, raw materials, transportation and other supplies or services could harm our financial condition and results of operations.

Volatility in the cost of finished goods, which may be driven by cost volatility for components, raw materials and third-party manufacturing fees, as well as volatility in the cost of transportation and other supplies or services may harm our financial condition and results of operations. Specialty chemicals and aerosol cans, which constitute a significant portion of the costs for many of our maintenance products, have experienced significant price volatility in the past, and may do so in the future. In particular, volatility in the price of oil indirectly impacts the cost of specialty chemicals, many of which are indexed to oil related refined products. Fluctuations in gasoline and diesel fuel prices, driven in part by crude oil price volatility, fluctuations in costs of cans including those related to the impact of tariffs, increased regulations imposed on the freight industry, and higher demand for transportation services as e-commerce grows have impacted the cost of transporting our products, the loss of low-cost trucking companies that provide ground transport for our aerosol products, and additional macroeconomic factors which have resulted in increased freight costs. Our business operations could be adversely affected by labor disputes, strikes, or lockouts particularly those involving the employees of our suppliers and contractors. Any such disruptions could lead to delays in production, increased costs, and potential loss of revenue. For example, the COVID-19 pandemic resulted in global supply chain constraints and transportation disruptions that led to increased competition for freight resources, higher fees charged by our third-party manufacturers, increased raw material costs and other input costs that negatively impacted our results of operations. In the past, other macroeconomic factors resulted in an inflationary environment that compounded these impacts and led to further increases in raw material costs, manufacturing and distribution costs, and other input costs. When there are significant increases in the costs of components, raw materials, third-party manufacturing fees and other expenses, and we are not able to increase the prices of our products or achieve other cost savings to an extent that they will offset such cost increases, our gross margin and operating results will be negatively impacted.

In addition, if we increase our sales prices in response to increases in the cost of such raw materials, and those raw material costs later decline significantly, we may not be able to sustain our sales prices at these higher levels. As component and raw material costs are the principal contributors to the cost of products sold for all of our products, any significant fluctuation in the costs of components and raw materials could have a material impact on the gross margins realized on our products. Sustained increases in the cost of raw materials, components, fees from our third-party contract packagers, transportation and other necessary supplies or services, or significant volatility in such costs, could have a material adverse effect on our financial condition and results of operations.

Reliance on a limited base of third-party contract manufacturers, logistics providers and suppliers of raw materials and components may result in disruption to our business and this could adversely affect our financial condition and results of operations.

We rely on a limited number of third-party contract manufacturers, logistics providers and suppliers, including single or sole source suppliers for certain raw materials, packaging, product components and other supplies. We do not have direct control over the management or business of these third parties, except indirectly through terms negotiated in service or supply contracts. As a result, we face substantial risks associated with our reliance on third-party manufacturers, suppliers, and/or logistics providers, including but not limited to the following areas:

- changes to the terms of doing business with these providers or the production capacity they allocate to our products;

- disagreements or the inability to maintain good relationships with these providers, including the failure of these providers to be aligned with our company values;

- inability to successfully implement new manufacturing processes associated with new facilities or new product lines;

- concentration of inventory increasing exposure to risks associated with fire, natural disasters, theft and logistics disruptions to customer order fulfillment;

- financial difficulties experienced by these providers;

- consolidation of third-party packagers, which could reduce competition in the industry and increase our costs for their services or result in the surviving company declining to manufacture or store our products;

- change in ownership of our third-party contract manufacturers which could cause delays or other significant disruptions to our production capacity;

- significant disruptions in the production or transportation of our products due to events having regional or global impacts on economic activity, such as public health emergencies, natural disasters or extreme weather conditions; or

- significant disruptions in the production or transportation of our products due to competition for materials, components, labor or services from third-party vendors.

In addition, if we are unable to contract with third-party manufacturers or suppliers for the quantity and quality levels needed for our business, we could experience disruptions in production and our financial results could be adversely affected. In particular, global health crises, extreme weather events, military conflicts and other macroeconomic factors have resulted in significant supply chain constraints and transportation disruptions at times. Some of the challenges that we have experienced historically include general aerosol-related production capacity constraints and competition for such capacity by other companies who utilize the same third-party manufacturers for their aerosol production. These challenges have periodically resulted in us not being able to meet the demand for our products by customers and end users in certain markets where demand for aerosols has, for certain products, outpaced the available production capacity in those markets. We monitor partnerships with our third-party manufacturers and onboard new third-party manufacturers, if necessary, in order to allow for capacity and flexibility of our supply chain. Onboarding new third-party manufacturers involves inherent risks that can include delays in setting up production, testing and potential rework to ensure production quality, and higher costs. In addition, actions we have taken in the past to increase inventory levels of certain raw materials and finished goods to mitigate challenges within supply chain and increased lead times required by suppliers, have led to higher transportation, storage and distribution costs. It is not possible to estimate the degree of the impact or the costs associated with potential future disruptions within our supply chain and distribution networks as such supply chain issues are being resolved.

Dependence on key customers could adversely affect our business, financial condition and results of operations.

We sell our products through a network of domestic and international mass retail, trade supply and consumer retailers as well as through industrial distributors and suppliers. The retail industry has historically been the subject of consolidation and, as a result, the development of large chain stores has taken place. Today, the retail channel is comprised of several of these large chain stores that capture the bulk of the market share. Since many of our customers have been part of consolidations in the retail industry, these limited customers account for a large percentage of our net sales. Although we expect that a significant portion of our revenues will continue to be derived from this limited number of customers, our largest individual customer contributed to less than 10% of our consolidated net sales in fiscal year 2025. However, changes in the strategies of our largest customers may have an adverse impact on our sales. Such changes in customer strategy may include, but are not limited to: demands for more liberal return rights, a reduction in willingness to transport and store goods of certain hazardous material ratings, a reduction in the number of brands they carry, or a shift in shelf space in favor of "private label" or competitors' products. The loss of, or reduction in, orders or a higher volume of returns from any of our most significant customers could have a material adverse effect on our brand values, business, financial condition and results of operations. Large customers may seek price reductions, price protection, added support, product deliveries within shorter lead times, non-compliance fees or promotional concessions. If we agree to such customer demands and/or requests, it could negatively impact our ability to maintain existing profit margins.

In addition, our business is primarily based upon individual sales orders, and we typically do not enter into long-term contracts with our customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from us at any time and for any reason. We are also subject to changes in customer purchasing patterns or the level of promotional activities. These types of changes may result from changes in the manner in which customers purchase and manage inventory levels, or display and promote products within their stores. Other potential factors such as customer disputes regarding shipments, fees, merchandise condition or related matters may also impact operating results. If we cease doing business with a significant customer or if sales of our products to a significant customer materially decrease, our business, financial condition and results of operations may be harmed.

Malfunctions or implementation issues related to the critical information systems that we use for the daily operations of our business, cyberattacks and data breaches could adversely affect our ability to conduct business.

To conduct our business, we extensively rely on information technology systems, networks and services, many of which are managed, hosted and provided by third-party service providers. There is no guarantee that our security measures will prevent cyberattacks resulting in breaches of our own or our third-party service providers' databases and systems. Techniques used in these attacks change frequently and may be difficult to detect for periods of time. Although we have policies and procedures in place governing (i) the timely investigation of cybersecurity incidents, (ii) the timely disclosure of any related material nonpublic information resulting from a material cybersecurity incident, and (iii) the safeguarding against insider trading by directors, officers, and other corporate insiders between the period of investigation and the public disclosure of such an incident; cybersecurity incidents themselves, such as the release of sensitive data from our databases and systems, could adversely affect our business, financial condition and results of operations. The increasing number of information technology security threats and the development of more sophisticated cyberattacks, which includes the adoption of emerging technologies such as AI and machine learning, as well as other techniques such as ransomware, pose significant potential risks to the security of our information technology systems and networks, as well as to the confidentiality, availability and integrity of our data. Increased integration of AI into our operations could significantly increase cybersecurity and privacy risks, including the risk of unauthorized or misuse of AI tools. In addition, threat actors may leverage these tools to attack our systems. The continued use of remote work infrastructures also increases cybersecurity risks. These emerging risks could materially increase the costs that we incur to protect against such risks. Although we maintain cyber insurance, our coverage may not be adequate for actual losses incurred, and an insurer may deny coverage of a future claim. There is no certainty that such insurance will continue to be available to us on economically reasonable terms, if at all, in the future.

In addition, system failure, malfunction or loss of data that is housed in our critical information systems or our third-party service providers' critical information systems could disrupt our ability to ship products to our customers, timely and accurately process transactions and produce key financial reports, including information on our operating results, financial position and cash flows. Our information systems could be damaged or cease to function properly due to a number of other reasons, including catastrophic events and power outages. Although we have business continuity plans in place to address such service interruptions, there is no guarantee that these business continuity plans will provide alternative processes in a timely manner. As a result, we may experience interruptions in our ability to manage our daily operations, which could harm our business, financial condition and results of operations.

We are currently implementing new information systems within our enterprise resource planning framework at certain offices in a phased manner. The first and most significant phase, implementation in the U.S., was completed in fiscal year 2024. We are strategically implementing these new information systems at certain other offices to better align with the U.S. system environment. In addition, the company that owns and supports the legacy systems used at these other offices may not be able to provide the same level of support as that of larger information systems companies. If the company that owns and supports the legacy systems were to cease operations or were unable to provide support for this application prior to the implementation of our new information systems, it could adversely affect our daily operations or our business, financial condition and results of operations. If we encounter difficulties in executing and completing the implementation of these new critical information systems at our other offices, or if the implementation takes longer than intended, we may experience interruptions in our ability to manage our daily operations and report financial results timely and we may experience significant incremental costs, which could adversely affect our business, financial condition and results of operations.

Our ability to achieve our environmental, social and governance and sustainability initiatives are subject to emerging risks and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders' expectations.

There has been an increasing focus from regulators and other stakeholders related to environmental, social and governance ("ESG") matters across all industries in recent years. ESG standard setting and stakeholder expectations continue to evolve. Criteria used to evaluate ESG practices and metrics may change rapidly at any time, which could result in increased expectations from stakeholders and may cause us to undertake costly initiatives to satisfy any new requirements. Non-compliance with such regulations or a failure to address stakeholder expectations may result in cost increases, litigation, fines, penalties, production and sales restrictions, brand or reputational damage, loss of customers, failure to retain and attract talent, lower valuation and investor activism. Any failure or perceived failure, whether or not valid, to pursue and fulfill our ESG initiatives and objectives or to satisfy various ESG reporting standards in a timely manner could negatively impact our financial condition and results of operations.

In 2023, the European Commission's Corporate Sustainability Reporting Directive ("CSRD") became effective. The CSRD expands the number of companies required to publicly report ESG-related information and defines the ESG-related information that companies are required to report in accordance with European Sustainability Reporting Standards. While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still evolving and uncertain and will impose increased costs on us related to complying with our reporting obligations. In 2023, California enacted Senate Bill ("SB") 253 and SB 261, which require large businesses to report on greenhouse gas emissions and climate-related financial risks in accordance with the Task Force on Climate-Related Financial Disclosures framework. The increased attention directed towards publicly traded companies surrounding ESG matters includes the release of rules by the SEC requiring registrants to enhance and standardize disclosures related to climate change, but these rules have since been stayed due to litigation. Although the SEC attempted to end its defense of the rules in 2025, the litigation remains unsettled and additional rules could be proposed in the future by the SEC. We expect to be subject to these regulations in the future, which will result in cost increases. Failure to comply with such regulations could negatively impact our financial condition and results of operations.

Government laws and regulations, including environmental laws and regulations, could result in material costs or otherwise adversely affect our financial condition and results of operations.

The manufacturing, chemical composition, packaging, storage, distribution and labeling of our products and the way our business operates must comply with state, federal and international laws and regulations. If we do not comply with such laws and regulations, we could be fined or other actions could be taken against us by the applicable governing body, including a required product recall. Any such regulatory action could adversely affect our financial condition and results of operations. Governments and regulatory agencies may increase regulation, including the adoption of further regulations relating to the transportation, storage or use of certain chemicals, to enhance homeland security or protect the environment, and such increased regulation could negatively impact our ability to obtain raw materials, components and/or finished goods or could result in increased costs.

Some of our products have chemical compositions that are controlled by state, federal and international laws and regulations that are subject to change. There can be no assurance that we will not be required to alter the chemical composition of one or more of our products in a way that will have an adverse effect upon the product's efficacy, marketability or cost. A delay or other inability on our part to complete product research and development and successfully reformulate our products in response to any such regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to an SEC rule mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that requires management to conduct annual due diligence to determine whether certain minerals and metals, known as "conflict minerals", are contained in our products and, if so, whether they originate from the Democratic Republic of Congo or adjoining countries. Although we have concluded that our current products do not contain such "conflict minerals" in our annual evaluations to date, if we were to conclude that these materials exist within our products in the future, we may have difficulty verifying the origin of such materials for purposes of disclosures required by the SEC rules.

We are also subject to laws and regulations that impose environmental controls on our business operations, including, among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon our operations. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. The environmental laws under which we operate are complicated, may become more stringent and may be applied retroactively. Accordingly, we could be required to incur additional expenditures to remain in or to achieve compliance with environmental laws, which could have a material adverse effect on our business, financial condition or results of operations.

We are also subject to Extended Producer Responsibility (EPR) laws under which we have responsibilities to report on product sold and related packaging weights within certain markets. This results in payments of EPR fees to finance end-of-product waste management and recycling. EPR fees have been in place in EIMEA and Canada for several years and are beginning to be established within certain states in the U.S. in calendar year 2025. A delay or other inability on our part to report accurately or pay timely these fees could have a material adverse effect on our business, financial condition and results of operations.

In addition, certain countries and other jurisdictions in which we operate have data protection and anti-trust laws that impose strict regulations on us. Non-compliance with any of these regulations may result in significant penalties being imposed on us. Many international and local governmental authorities are considering increased legislative and regulatory requirements concerning protection of personal data which may impact us and increase our costs to comply with these requirements in the future.

Additional laws and regulations require that we carefully manage our supply chain for the production, distribution and sale of goods. Our failure to comply with any of these regulations or our inability to adequately predict the way these local regulations are interpreted and applied to our business by the applicable enforcement agencies could have a materially adverse effect on our business, financial condition and results of operations.

Failure to maximize or to successfully assert our intellectual property rights or our infringement on the intellectual property rights of others could impact our competitiveness or otherwise adversely affect our financial condition and results of operations.

We rely on trademark, trade secret protection, patent and copyright laws to protect our intellectual property rights. Although we maintain a global enforcement program to protect our intellectual property rights, there can be no assurance that these intellectual property rights will be maximized or that they can be successfully asserted. If other companies or entities infringe on our intellectual property rights or engage in counterfeiting activities, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands, harm our sales, or divert sales of product that we would ordinarily capture in the absence of infringing or counterfeit products.

We may be unable to obtain and protect our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions or product lines dependent upon such licensed rights. These rights, if obtained, could be withdrawn, invalidated, circumvented or challenged and we could incur significant costs in connection with legal actions to defend and preserve our intellectual property rights. In addition, even if such rights are obtained in the U.S., other countries' laws might not protect intellectual property rights to the same extent as the laws of the U.S., or they may be difficult or costly to enforce. Our failure to protect or successfully assert our intellectual property rights or failure to protect our other proprietary information could make us less competitive, which could have a material adverse effect on our business, financial condition and results of operations.

Trade secret protection, particularly for our most valuable product formulation for the WD-40 Multi-Use Product, requires specific agreements, policies and procedures to ensure the secrecy of information classified as a trade secret. If such agreements, policies and procedures are not effective to maintain the secrecy of our trade secrets or if chemical disclosure regulations do not allow for continued protection of essential elements of our trade secret formulations, the loss of trade secret protection could have a material adverse effect on our business, financial condition or results of operations.

If we are found to have violated trademark, copyright, patent or other intellectual property rights of others, such a finding could result in the need to cease the use of a trademark, trade secret, copyrighted work or patented invention in our business and an obligation to pay a substantial amount for past infringement. It could also be necessary to pay a substantial royalty in the future if the holders of such rights are willing to permit us to continue to use the intellectual property rights. Either having to cease use or pay such amounts could make us less competitive and could have a material adverse impact on our business, financial condition and results of operations.

Our operating results and financial performance may not meet expectations, which could adversely affect our stock price.

Our operating results and financial performance, which include sales, net income, earnings per common share, gross margin and cash flows, may not meet expectations. If our assumptions and estimates are incorrect or if we do not achieve all our key goals outlined in our strategic framework, then our actual performance could materially vary from our internal expectations and those of the market. Failure to meet or exceed these expectations could cause the market price of our stock to decline. In addition, the trading market for our common stock is influenced by the research and reports that securities analysts, industry analysts and other third parties publish about us or our business. We have no control over these reports or analysts. If securities or industry analysts adversely change their recommendations regarding our common stock or if any of these analysts cease coverage of us in their reports, our stock price and trading volume could decline. Our operating results and financial performance may be negatively influenced by several factors, many of which are discussed in this Item 1A "Risk Factors".

In addition, sales volume growth, whether due to acquisitions or organic growth, can place burdens on management resources and financial controls that, in turn, can have a negative impact on our operating results and financial condition. To some extent, we plan our expense levels in anticipation of future revenues. If actual revenues fall short of these expectations, operating results may be adversely affected, such as reduced operating margins or operating profits because actual expense levels that are higher relative to projected revenues.

We may not successfully develop, introduce and/or establish new products and line extensions.

Our future performance and growth depend, in part, on our ability to successfully develop, introduce and/or establish new products as both brand extensions and/or line extensions. There is no certainty that we will achieve those goals. We compete in several product categories where there are frequent introductions of new products and line extensions and such product introductions often require significant expenditure and support. Our ability to understand end user needs and preferences is key to maintaining and improving the competitiveness of our product offerings. The development and introduction of new products, as well as the renovation of current products and product lines, require substantial and effective research, development and marketing expenditure, which we may be unable to recoup if the new or renovated products do not gain widespread market acceptance. There are inherent risks associated with new product development and marketing efforts, including product development or launch delays, product performance issues during development, changing regulatory frameworks that affect the new products in development and the availability of key raw materials included in such products. These inherent risks could result in the failure of new products and product line extensions to achieve anticipated levels of market acceptance, additional costs resulting from failed product introductions and the product not being first to market. As we continue to focus on innovation and renovation of our products, our business, financial condition or results of operations could be materially adversely affected if we are not able to effectively develop and introduce new or renovated products and line or brand extensions.

If we are unable to successfully identify, complete or realize the benefits from strategic business developments, acquisitions, divestitures, joint ventures or investments, our financial results could be materially adversely affected.

We may increase growth through business development activities such as acquisitions, joint ventures, licensing and/or other strategic partnerships. If we are not able to identify, acquire and successfully integrate acquired products or companies or successfully manage joint ventures or other strategic partnerships, we may not be able to maximize these opportunities. The failure to properly manage business development activities because of difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that our business development activities will be profitable or that they will achieve sales levels, profitability or synergies that justify the investments made.

Future acquisitions, joint ventures or strategic partnerships could also result in the incurrence of debt, potentially dilutive issuances of equity securities, contingent liabilities, amortization expenses related to certain intangible assets, unanticipated regulatory complications and/or increased operating expenses, all of which could materially adversely affect our results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of our business development activities not materialize or diminish in the future, we may be required to record impairments to goodwill, intangible assets or other assets associated with such activities, which could also materially adversely affect our business, financial condition and results of operations.

In addition, we may consider divesting businesses or brands that do not meet our strategic objectives or do not meet our growth or profitability targets. For example, we are pursuing the sale of certain of our homecare and cleaning product brands. We may not be able to complete desired divestitures or close divestiture transactions on terms favorable to us. If we do complete such desired divestitures, gains or losses on the sales of, or lost operating income from, those businesses or brands may harm our profitability and margins. We may not be able to effectively deploy the proceeds from a divestiture in a manner that is accretive to our earnings. If we are unable to identify and execute on suitable investment opportunities, or if the investments we make do not perform as expected, our financial condition and results of operations could be adversely affected. Additionally, the failure to effectively reinvest such proceeds could result in lower returns on investment and diminished stockholder value.

Changes in marketing distributor relationships that are not managed successfully by us could result in a disruption in the affected markets.

We distribute our products throughout the world in one of two ways: the direct distribution model, in which products are sold directly by us to wholesalers and retailers in the U.S., Canada, Mexico, Brazil, Australia, China, the U.K. and a number of other countries, including those throughout Europe; and the marketing distributor model, in which products are sold to marketing distributors who in turn sell to wholesalers and retailers. The marketing distributor model is generally used in countries where we do not have direct Company-owned operations. Instead, we work with local companies who perform the sales, marketing and distribution functions. We invest time and resources into these relationships. Should our relationship with new or existing marketing distributors be unsuccessful, our sales within such a marketing distributor's territory could be adversely impacted until such time as a suitable replacement can be found and our key marketing strategies are implemented. There is a risk that changes in such marketing distributor relationships, including a change in key marketing distributor personnel or a transition to the direct distribution model, if not managed successfully, could result in a disruption in the affected markets and that such disruption could have a material adverse effect on our business, financial condition and results of operations. Additionally, in some countries, local laws may require substantial payments to terminate existing marketing distributor relationships, which could also have a material adverse effect on our business, financial condition and results of operations.

Product liability claims and other litigation and/or regulatory action could adversely affect our sales and operating results.

The use of our products may expose us to liability claims resulting from such use and potential enforcement actions, including the risk of recall. Claims could be based on allegations that, among other things, our products are improperly labeled or that statements we make on our labels are not accurate, contain contaminants, provide inadequate instructions regarding their use or inadequate warnings concerning their use or interactions with other substances. Product liability claims could result in negative publicity that could harm our sales and operating results. We maintain product liability insurance to protect us from loss attributable to product liability claims, but the extent of such loss could exceed available limits of insurance or could arise out of circumstances under which such insurance coverage is unavailable. Other business activities may also expose us to litigation risks, including risks that may not be covered by insurance such as contract disputes. If successful claims are asserted by regulatory agencies or third parties against us for non-compliance or uninsured liabilities or liabilities more than applicable limits of insurance coverage, our business, financial condition and results of operations may be adversely affected. If one of our products were determined to be noncompliant or mislabeled, we could be required to recall the product, which could result in significant expenses, adverse publicity and loss of revenues. Even if we are successful in defending against such claims, litigation could result in substantial cost and be a distraction to our management and employees.

Additionally, our products may be associated with competitor products or other products in the same category that may be alleged to have caused harm to consumers. As a result of this association, we may be named in unwarranted legal actions. The potential costs to defend such claims may materially affect our business, financial condition and results of operations.

Resolution of income tax matters may impact our financial condition and results of operations.

Significant judgment is required in determining our effective income tax rate and in evaluating tax positions, particularly those related to uncertain tax positions. We provide liabilities for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement requirements prescribed by the specific accounting standards for uncertain tax positions. Changes in uncertain tax positions or other adjustments resulting from tax audits and settlements with taxing authorities, including related interest and penalties, impact our effective tax rate. When tax matters arise, a number of years may elapse before such matters are audited and resolved, or the statute of limitations expires resulting in the release of the liability. Resolution of such matters or the expiration of the statute of limitations would be recognized as a reduction to our effective tax rate in the year of resolution. Any resolution of a tax matter may require the adjustment of tax assets or tax liabilities or the use of cash in the year of resolution. For additional information on such matters, see Part IV – Item 15, "Exhibits, Financial Statement Schedules" Note 15 — Income Taxes, in this report.

Changes in U.S. or international tax law that occur in the locations where we operate can also materially affect future financial results or operations. For example, we have significant operations in Europe that are subject to income tax rates and laws in multiple jurisdictions and a significant portion of our European income is subject to taxation in the U.K. because our European subsidiary is headquartered in the U.K. In June of 2021, an Act of Parliament received Royal Assent, changing the U.K. corporate tax rate from 19% to 25% effective on April 1, 2023, resulting in an increase in our effective tax rate.

We cannot predict how subsequent changes in the Tax Act, the Inflation Reduction Act, regulations, or other guidance issued under each, including conforming or non-conforming state tax rules, might affect our business, financial condition and results of operations. In addition, there can be no assurance that U.S. tax laws, including the corporate income tax rate, will not undergo significant additional changes in the future.

Goodwill and intangible assets are subject to impairment risk.

We assess the potential impairment of our goodwill during the second quarter of each fiscal year and when events or changes in circumstances indicate that an impairment condition may exist. We also assess our definite-lived intangible assets for potential impairment when events and circumstances indicate that the carrying amount of the asset may not be recoverable or its estimated remaining useful life may no longer be appropriate. Indicators such as underperformance relative to historical or projected future operating results, changes in our strategy for our overall business or use of acquired assets, unexpected negative industry or economic trends, decline in our stock price for a sustained period, decreased market capitalization relative to net book values, unanticipated technological change or competitive activities, loss of key distribution, change in consumer demand, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The assessment for possible impairment of our goodwill and intangible assets involves judgments on several significant estimates and assumptions, including macroeconomic conditions, overall category growth rates, sales growth rates, cost containment and margin expansion and expense levels for advertising and promotions and general overhead, all of which are developed from a market participant standpoint. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is identified, which could materially adversely affect our financial condition and results of operations. Strategic divestitures of certain businesses or brands could negatively impact our profitability as a result of a reduction in sales and operating income, decrease our cash flows, or cause us to recognize impairment charges. Changes in management estimates and assumptions as they relate to valuation of goodwill and intangible assets could affect our financial condition or results of operations in the future. For additional information, see Part IV – Item 15, "Exhibits, Financial Statement Schedules" Note 7 — Goodwill and Other Intangible Assets, in this report.

We may not have sufficient cash to service our indebtedness or to pay cash dividends.

Our debt consists of fixed rate senior notes and a revolving credit facility. We use income from operations to make interest and principal payments on our debt. Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will decrease. Our borrowing agreements include covenants to maintain certain financial ratios and to comply with other financial terms and conditions. Although we have historically paid out a large part of our earnings to stockholders in quarterly cash dividends, we may not have sufficient cash to do so in the future.

We may incur substantial debt in the future for general business and development activities. In addition, we may continue to use available cash balances to execute share repurchases under approved share buy-back plans. To the extent that we are required to seek additional financing to support certain of these activities, such financing may not be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to obtain such financing or to service our existing or future debt with our operating income, or if available cash balances are affected by future business performance, unstable global economic conditions, liquidity, capital needs, alternative investment opportunities or debt covenants, we could be required to reduce, suspend or eliminate our dividend payments to our stockholders. We may also reduce or suspend share repurchases depending on available or projected cash balances.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Management is responsible for cybersecurity risk management, which is part of our enterprise risk management and business continuity processes. We regularly evaluate our cybersecurity risk profile as well as the status and activities of our cybersecurity program, which aligns to the industry-recognized Center for Internet Security or CIS framework. We employ a defense-in-depth strategy which involves multiple layers of security controls to help prevent and detect possible risks and employ measures to protect our systems from business disruption. Our cybersecurity program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, as well as plans and strategies to address threats and incidents. We also engage with third-party service providers, who possess expertise in information technology and cybersecurity, to aid in the design, implementation, and management of our cybersecurity infrastructure and protocols.

As part of our continuing education, employees are required to participate in cybersecurity awareness training at the commencement of their employment and annually thereafter. We reinforce this training with monthly internal phishing tests and cybersecurity newsletters to educate our employees on the latest cybersecurity threats and the most effective preventative measures.

As of the date of this Annual Report, we have not identified any cybersecurity threats that have had, or are likely to have, a material impact on our operations, including our business strategy, financial results, or financial condition. For more information on the risks associated with cybersecurity, refer to the "Risk Factors" section contained in Item 1A of this Form 10-K.

Cybersecurity Governance

Management is responsible for implementing our cybersecurity program. Our Chief Financial Officer works with our Vice President of Global Information & Technology ("IT") and regional IT members to lead our enterprise-wide information security program and manage our Cybersecurity Incident Response Plan. With over 30 years of experience in technology and information systems leadership our Vice President, Global IT oversees a highly experienced professional team within its global network. These teams work closely with internal stakeholders to develop, implement, and maintain a comprehensive security strategy that protects our enterprise and supports our business objectives. They also coordinate incident response efforts and proactively address emerging security threats. The recommendations of the management team are consulted when updating our information security policies, procedures, and standards.

The Audit Committee oversees our cybersecurity risk and mitigation strategies. This committee is regularly briefed by management on the status and effectiveness of our cybersecurity initiatives, including policies and actions taken to monitor, identify, evaluate, mitigate, and report significant risks. The Audit Committee has specific training in overseeing cybersecurity risks, including a member who has earned Carnegie Mellon's CERT (Certificate in Cyber-Risk Oversight) and another with a certificate earned over cybersecurity risk. In addition, the Audit Committee receives periodic briefings from external experts in the area and regularly reports its oversight activities to the full board.

Item 3. Legal Proceedings

The information required by this item is incorporated by reference to the information set forth in Item 15 of Part IV, "Exhibits, Financial Statement Schedules" Note 14 — Commitments and Contingencies, in the accompanying notes to the consolidated financial statements included in this report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 2. Properties

Americas

We own and occupy an office located in San Diego, California which houses both corporate employees and employees in our Americas segment. We also lease a regional sales office in Miami, Florida, a research and development office and laboratory in Pine Brook, New Jersey and office space in Toronto, Ontario, Canada and Monterrey, Nuevo León, Mexico. In addition, we lease certain warehouse space and equipment at third-party manufacturer and distributor facilities throughout the U.S.

EIMEA

We own and occupy an office as well as a plant facility located in Milton Keynes, United Kingdom. We also lease space for our branch offices in Germany, France, Italy, Spain, Portugal and the Netherlands. In addition, we lease warehouse space at a third-party distributor facility in Denmark.

Asia-Pacific

We lease office space in Epping, New South Wales, Australia; Shanghai, China; and Kuala Lumpur, Malaysia.

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the trading symbol WDFC. On October 21, 2025, the last reported sales price of our common stock on the NASDAQ Global Select Market was $198.58 per share, and there were 13,527,835 shares of common stock outstanding held by approximately 526 holders of record.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 11, 2024, the Board approved a 7% increase in the regular quarterly cash dividend, increasing it from $0.88 per share to $0.94 per share. On October 9, 2025, our Board declared a cash dividend of $0.94 per share payable on October 31, 2025 to stockholders of record on October 20, 2025.

Our Board presently intends to continue the payment of regular quarterly cash dividends on our common stock. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and debt covenants.

Purchases of Equity Securities By the Issuer and Affiliated Purchasers

On June 19, 2023, our Board approved a new share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, we are authorized to acquire up to $50.0 million of our outstanding shares through August 31, 2025. On June 16, 2025, the Board approved the extension of the expiration date to August 31, 2026 for the 2023 Repurchase Plan. The timing and amount of repurchases are based on terms and conditions as may be acceptable to our Chief Executive Officer and Chief Financial Officer, subject to present loan covenants and in compliance with all laws and regulations applicable thereto. During the fiscal year ended August 31, 2025, the Company repurchased 50,250 shares at an average price of $245.06 per share, for a total cost of $12.3 million under this $50.0 million plan.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect future results. This MD&A includes the following sections: Overview, Highlights, Results of Operations, Performance Measures and Non-GAAP Reconciliations, Liquidity and Capital Resources, Critical Accounting Estimates, and Recently Issued Accounting Standards. The MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in Item 15 of this report.

Overview

The Company

WD-40 Company, based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. We own a wide range of well-known brands that include maintenance products and homecare and cleaning products: WD-40® Multi-Use Product, WD-40 Specialist®, 3-IN-ONE®, GT85®, X-14®, 2000 Flushes®, Carpet Fresh®, no vac®, Spot Shot®, Lava® and Solvol®.

Our products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. During the fiscal year 2025, our homecare and cleaning business in EIMEA was sold and we have reclassified our homecare and cleaning business in Americas to held for sale. Our homecare and cleaning business in the Asia-Pacific segment continues to be held for use. We sell our products primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply, sport retailers, and independent bike dealers.

Highlights

The following summarizes the financial and operational highlights for our business during the fiscal year ended August 31, 2025:

- *Consolidated net sales increased $29.4 million, or 5%, for fiscal year 2025 compared to the prior fiscal year. Increases in sales volume favorably impacted net sales by approximately $25.2 million from period to period. Increases in the average selling price of our products positively impacted net sales by approximately $5.6 million from period to period, primarily due to sales price increases implemented in certain regions during the prior fiscal year. Changes to net sales attributable to volumes and average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period. In addition, changes in foreign currency exchange rates from period to period had a unfavorable impact of $1.4 million on consolidated net sales for the fiscal year 2025. Gross profit as a percentage of net sales increased to 55.1% for fiscal year 2025 compared to 53.4% for the prior fiscal year.*

- *Consolidated net income increased $21.4 million, or 31%, for fiscal year 2025 compared to the corresponding period of the prior fiscal year. Changes in foreign currency exchange rates from period to period had an insignificant effect on consolidated net income for fiscal year 2025.*

- *Diluted earnings per common share for fiscal year 2025 were $6.69 versus $5.11 in the prior fiscal year. During the second quarter of fiscal year 2025, we released an uncertain tax position that generated a favorable income tax adjustment. Excluding this one-time benefit, on a non-GAAP basis, adjusted diluted EPS was $5.82.*

- *During the fourth quarter of fiscal year 2025, we completed the sale of the Company's business pertaining to homecare and cleaning products that are sold in EIMEA.*

- *During the fiscal year ended August 31, 2025, we returned approximately $62.6 million to our stockholders through share repurchases and dividends.*

Results of Operations

Fiscal Year Ended August 31, 2025 Compared to Fiscal Year Ended August 31, 2024

Operating Items

The following table summarizes operating data for our consolidated operations (in thousands, except percentages and per share amounts):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2025	2024	Dollars	Percent
Net sales:				
WD-40 Multi-Use Product	$ 477,961	$ 452,925	$ 25,036	6 %
WD-40 Specialist	81,962	73,938	8,024	11 %
Other maintenance products	31,043	31,173	(130)	— %
Total maintenance products	590,966	558,036	32,930	6 %
HCCP[(1)]	29,019	32,521	(3,502)	(11)%
Total net sales	619,985	590,557	29,428	5 %
Cost of products sold	278,642	275,330	3,312	1 %
Gross profit	341,343	315,227	26,116	8 %
Operating expenses	237,550	218,876	18,674	9 %
Income from operations	$ 103,793	$ 96,351	$ 7,442	8 %
Net income	$ 90,994	$ 69,644	$ 21,350	31 %
EPS – diluted	$ 6.69	$ 5.11	$ 1.58	31 %
Shares used in diluted EPS	13,567	13,584	(17)	0 %

(1) Homecare and cleaning products ("HCCP")

Net Sales by Segment

The following table summarizes net sales by segment (in thousands, except percentages):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2025	2024	Dollars	Percent
Americas	$ 290,599	$ 281,883	$ 8,716	3 %
EIMEA	236,434	221,045	15,389	7 %
Asia-Pacific	92,952	87,629	5,323	6 %
Total	$ 619,985	$ 590,557	$ 29,428	5 %

Americas Sales

The following table summarizes net sales by product line for the Americas segment, which includes the U.S., Canada and Latin America (in thousands, except percentages):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2025	2024	Dollars	Percent
WD-40 Multi-Use Product	$ 224,811	$ 216,769	$ 8,042	4 %
WD-40 Specialist	34,990	32,966	2,024	6 %
Other maintenance products	17,033	17,289	(256)	(1)%
Total maintenance products	276,834	267,024	9,810	4 %
HCCP	13,765	14,859	(1,094)	(7)%
Total net sales	$ 290,599	$ 281,883	$ 8,716	3 %
% of consolidated net sales	**47 %**	**48%**		

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Americas segment (in millions):

| | Change from Prior Year | | | | |
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase in average selling price[1]	$ 0.2	$ 0.3	$ 2.4	$ 0.3	$ 3.2
Increase (decrease) in sales volume[1]	6.3	3.1	2.4	(1.6)	10.2
Currency impact on current period – non-GAAP	(1.1)	(1.4)	(1.8)	(0.4)	(4.7)
Increase (decrease) in net sales	$ 5.4	$ 2.0	$ 3.0	$ (1.7)	$ 8.7

(1)   Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Americas Sales – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

Net sales in the Americas segment increased from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $8.0 million, or 4%, primarily due to increases in Latin America and U.S. of $6.2 million and $2.4 million, respectively. Sales in Brazil increased $6.7 million primarily due to operating under a direct model for the full fiscal year. In the third quarter of fiscal year 2024, we acquired a Brazilian distributor and shifted from an indirect distribution model to a direct model. In addition, sales in other Latin American markets increased $1.0 million due to improved economic conditions in certain regions as well as a higher level of promotional activities. Sales in U.S. increased primarily due to a higher level of promotional programs. These increases in Latin America and U.S. were partially offset by lower sales in Mexico of $2.5 million primarily due to unfavorable changes in foreign currency exchange rates.

- WD-40 Specialist sales increased $2.0 million, or 6%, primarily due to increases in the U.S. due to new distribution and increased demand in mass retail and home center stores as well as online retailers.

- Other maintenance product sales remained relatively constant from period to period.

- Homecare and cleaning product sales decreased $1.1 million, or 7%, primarily due to changes in distribution as well as reduced demand in the U.S. as a result of a lower level of advertising and promotional activities associated with these brands, as we focus on increasing sales of maintenance products in support of our four-by-four strategic framework.

For the Americas segment, 72% of sales came from the U.S., and 28% of sales came from Canada and Latin America combined for the fiscal year ended August 31, 2025 compared to the prior fiscal year when 73% of sales came from the U.S., and 27% of sales came from Canada and Latin America combined.

EIMEA Sales

The following table summarizes net sales by product line for the EIMEA segment, which includes Europe, India, the Middle East and Africa (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2025	2024	Dollars	Percent
WD-40 Multi-Use Product	$ 181,604	$ 168,450	$ 13,154	8 %
WD-40 Specialist	35,651	30,876	4,775	15 %
Other maintenance products	12,963	12,741	222	2 %
Total maintenance products	230,218	212,067	18,151	9 %
HCCP	6,216	8,978	(2,762)	(31)%
Total net sales	$ 236,434	$ 221,045	$ 15,389	7 %
% of consolidated net sales	38 %	37%		

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the EIMEA segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase (decrease) in average selling price[1]	$ 0.5	$ 0.9	$ 1.7	$ (0.9)	$ 2.2
Increase (decrease) in sales volume[1]	6.2	7.4	(4.8)	0.9	9.7
Currency impact on current period – non-GAAP	2.0	(3.0)	0.4	4.1	3.5
Increase (decrease) in net sales	$ 8.7	$ 5.3	$ (2.7)	$ 4.1	$ 15.4

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

The countries and regions in Europe where we sell through a direct sales force include the U.K., Italy, France, Iberia (which includes Spain and Portugal), DACH (which includes Germany, Austria and Switzerland) and Benelux (which includes Belgium, the Netherlands and Luxembourg). The regions in the EIMEA segment where we sell through local distributors include the Middle East, Africa, India, Eastern and Northern Europe.

EIMEA Sales – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

Net sales increased in the EIMEA segment from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $13.2 million, or 8%, primarily due to higher sales volume across nearly all regions. Sales in direct markets increased significantly in France, Iberia, Benelux, and Italy which were up $3.3 million, $2.0 million, $2.0 million, and $1.7 million, respectively. Sales to our marketing distributors in various regions, increased $1.5 million, most predominately in areas such as India, Croatia, and Romania, primarily due to increased distribution, higher levels of demand and timing of customer orders. Most regions in EIMEA have experienced continued increases in sales volumes after a temporary reduction in demand from customer reactions to price increases we implemented during fiscal year 2023. While most of this volume recovery was experienced in fiscal year 2024 after customers adjusted to those price increases, this volume recovery has continued into fiscal year 2025 and has resulted in higher sales levels from period to period.

- WD-40 Specialist and other maintenance product sales increased $4.8 million, or 15%, and $0.2 million, or 2%, respectively, primarily due to the increased demand and new distribution in our direct markets associated with premiumization efforts in support of our strategic framework. Other contributing factors include increased promotional activities in many regions of our direct markets such as DACH and France.

- Homecare and cleaning product sales decreased $2.8 million, or 31%, primarily due to reduced demand in the U.K. as a result of a lower level of advertising and promotional activities associated with these brands as we focus on increasing sales of maintenance products in support of our four-by-four strategic framework.

Asia-Pacific Sales

The following table summarizes net sales by product line for the Asia-Pacific segment, which includes Australia, China and other countries in the Asia region (in thousands, except percentages):

	Fiscal Year Ended August 31,				
				Change from Prior Year	
	2025	2024		Dollars	Percent
WD-40 Multi-Use Product	$ 71,546	$ 67,706	$	3,840	6 %
WD-40 Specialist	11,321	10,096		1,225	12 %
Other maintenance products	1,047	1,143		(96)	(8)%
Total maintenance products	83,914	78,945		4,969	6 %
HCCP	9,038	8,684		354	4 %
Total net sales	$ 92,952	$ 87,629	$	5,323	6 %
% of consolidated net sales	15 %	15%			

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Asia-Pacific segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase (decrease) in average selling price[1]	$ 0.5	$ (1.1)	$ —	$ 0.8	$ 0.2
(Decrease) increase in sales volume[1]	(2.1)	1.3	1.7	4.4	5.3
Currency impact on current period – non-GAAP	0.6	(0.5)	(0.2)	(0.1)	(0.2)
(Decrease) increase in net sales	$ (1.0)	$ (0.3)	$ 1.5	$ 5.1	$ 5.3

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Asia-Pacific Sales – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

Net sales in the Asia-Pacific segment increased from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $3.8 million, or 6%, primarily due to sales increases in China and Asia distributor markets of $2.1 million and $1.1 million, respectively. Sales in China increased due to an increased level of marketing and promotional activities coupled with an expansion of the distribution network in certain regions. Sales in Asia distributor markets increased due to higher sales volume from successful promotional programs and marketing activities.

- WD-40 Specialist sales increased $1.2 million, or 12%, primarily due to increased sales volumes in China and Asia distributor markets as a result of successful promotional programs and marketing activities.

- Homecare and cleaning product sales increased $0.4 million or 4%, primarily due to increased sales volume as a result of successful relaunch of the Solvol soap bar in Australia. Our homecare and cleaning businesses in the Asia-Pacific segment are not held for sale.

Gross Profit

The following general information is important when assessing fluctuations in our gross margin:

- There is often a delay before changes in costs of raw materials, such as specialty chemicals used in the formulation of our products, impact cost of products sold due to production and inventory life cycles. Such delays increase with higher production and inventory levels.

- In general, the timing of advertising, promotional and other discounts may cause fluctuations in gross margin from period to period. Advertising, promotional and other discounts that are given to our customers are recorded as a reduction to sales, whereas advertising and sales promotional costs associated with promotional activities that we pay to third parties are recorded as advertising and sales promotion expenses.

- In the EIMEA segment, the cost of our products sold are generated in the Pound Sterling and Euro. The strengthening or weakening of the Pound Sterling and Euro against the U.S. Dollar may result in foreign currency related changes to the gross margin percentage in the EIMEA segment from period to period.

- Our gross profit and gross margin may not be comparable to those of other consumer product companies, since some of these companies include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for shipment to our customers from our distribution centers and contract manufacturers and include these costs in selling, general and administrative expenses. These costs totaled $18.2 million and $17.3 million for the fiscal years ended August 31, 2025 and 2024, respectively.

The following table summarizes gross margin and gross profit (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2025	2024	Change from Prior Year
Gross profit	$ 341,343	$ 315,227	$ 26,116
Gross margin	55.1 %	53.4 %	170 bps [1]

    (1)   Basis points ("bps") change in gross margin.

Gross Margin – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

Gross margin increased 170 bps primarily due to the following favorable (unfavorable) impacts:

Favorable	Explanations
80 bps	Lower costs of specialty chemicals used in the formulation of our products
60 bps	Lower costs of aerosol cans
50 bps	Increases in average selling prices
(50) bps	Higher warehousing, distribution and freight costs, primarily in the Americas segment

During the first quarter of fiscal year 2025, we reclassified certain assets of our homecare and cleaning product businesses in the Americas and EIMEA segments to held for sale. Gross margin excluding these products would have been 0.5% higher during the fiscal year ended August 31, 2025.

Selling, General and Administrative ("SG&A") Expenses

	Fiscal Year Ended August 31,			
	2025	2024	Change from Prior Year	
			Dollars	Percent
SG&A expenses	$ 199,936	$ 183,859	$ 16,077	9 %
% of net sales	32.2 %	31.1 %		

SG&A Expenses – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

The increase in SG&A expenses was primarily due to increases in employee-related costs of $10.4 million primarily due to higher accrued incentive compensation, annual compensation increases, higher stock-based compensation expense and higher headcount. These higher employee-related costs include additional headcount to support various sales growth initiatives identified within our strategic framework and headcount related to the enhancement of our information systems. Travel and meeting expenses increased $1.3 million as a result of additional travel related to geographic expansion and other initiatives aligned with our strategic framework. Professional services fees increased SG&A by $1.2 million primarily due to increases in the EIMEA segment in support of various strategic initiatives. Freight expense increased $0.8 million primarily in the Americas segment, due to higher sales volumes that resulted in higher outbound freight costs. Other miscellaneous SG&A expenses increased due to higher sales commission expense in Brazil of $0.7 million, credit loss adjustments in the U.S. of $0.5 million, and amortization costs associated with cloud computing implementation of $0.5 million, from period to period.

We continued our research and development investment, the majority of which is associated with our maintenance products, including efforts focused on sustainability as well as our focus on innovation and renovation of our products. Research and development costs for the fiscal years ended August 31, 2025 and 2024 were $8.7 million and $8.0 million, respectively. The increase from period to period was partially due to a higher level of research and development activity associated with our sustainability initiatives. Our research and development team engages in consumer research, environmental and sustainability initiatives, product development, product improvements and testing activities. This team leverages its development capabilities by collaborating with a network of outside resources including our current and prospective third-party contract manufacturers. The level and types of expenses incurred within research and development can vary from period to period depending upon the types of activities being performed.

Advertising and Sales Promotion ("A&P") Expenses

| | **Fiscal Year Ended August 31,** | | | |
| | | | **Change from Prior Year** | |
	2025	**2024**	**Dollars**	**Percent**
A&P expenses	$ 37,431	$ 33,911	$ 3,520	10 %
% of net sales	6.0 %	5.7 %		

A&P Expenses – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

The increase in A&P expenses was primarily due to a higher level of promotional programs and marketing support, particularly in certain countries in the EIMEA segment as well as U.S. and China.

Total promotional costs recorded as a reduction to sales were $34.3 million and $32.7 million for the fiscal years ended August 31, 2025 and 2024, respectively. Therefore, our total expenditure on A&P activities totaled $71.7 million and $66.6 million for the fiscal years ended August 31, 2025 and 2024, respectively.

Income from Operations by Segment

The following table summarizes income from operations by segment (in thousands, except percentages):

			Fiscal Year Ended August 31,			
					Change from Prior Year	
	2025		2024		Dollars	Percent
Americas	$	65,393	$	65,037	$ 356	1 %
EIMEA		52,331		46,809	5,522	12 %
Asia-Pacific		30,813		29,714	1,099	4 %
Unallocated corporate [1]		(44,744)		(45,209)	465	1 %
Total	$	103,793	$	96,351	$ 7,442	8 %

(1) Unallocated corporate expenses are general corporate overhead expenses not directly attributable to any one of the business segments. These expenses are reported separate from our identified segments and are included in Selling, General and Administrative expenses on our consolidated statements of operations.

Americas

Americas Operating Income – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

Income from operations for the Americas remained relatively constant year over year. In the Americas, a $8.7 million increase in sales and a higher gross margin was mostly offset by higher operating expenses of $7.7 million. Gross margin for the Americas segment increased from 50.9% to 52.1% primarily due to decreases in the costs of petroleum-based specialty chemicals, increases in average selling prices and a lower level of discounts that we gave to our customers. These favorable impacts were partially offset by higher warehousing, distribution and freight costs increases as well as increases to miscellaneous other input costs. Operating expenses increased $7.7 million primarily due to higher employee-related costs as a result of increased headcount, higher accrued incentive compensation and annual compensation increases. In addition, operating expenses increased due to a higher level of A&P expenses, higher outbound freight costs due to increased sales and an increase in provision for credit losses from period to period. Operating income as a percentage of net sales decreased from 23.1% to 22.5% period over period.

EIMEA

EIMEA Operating Income – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

Income from operations for the EIMEA segment increased to $52.3 million, up $5.5 million, or 12%, primarily due to a $15.4 million increase in sales and a higher gross margin, which was partially offset by higher operating expenses. Gross margin for the EIMEA segment increased from 54.7% to 57.3% primarily due to the favorable impact of increases in average selling price and decreases in the cost of aerosol cans and other input costs. Operating expenses increased $8.9 million primarily due to higher employee-related costs as a result of annual compensation increases and increased headcount. In addition, operating expenses increased due to a higher level of professional service costs and travel and meeting expenses in support of our strategic framework. Operating income as a percentage of net sales increased from 21.2% to 22.1% period over period.

Asia-Pacific

Asia-Pacific Operating Income – Fiscal Year Ended – August 31, 2025 Compared to August 31, 2024

Income from operations for the Asia-Pacific segment increased to $30.8 million, up $1.1 million, or 4%, primarily due to a $5.3 million increase in sales and a slightly higher gross margin, partially offset by an increase in operating expenses. Gross margin for the Asia-Pacific segment increased slightly from 58.0% to 58.7%. Operating expenses increased $2.6 million from period to period primarily due to higher employee-related costs. In addition, operating expenses increased as a result of a higher level of A&P expenses, professional service costs and travel and meeting expenses. Operating income as a percentage of net sales decreased from 33.9% to 33.1% period over period.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations (in thousands):

	Fiscal Year Ended August 31,					
	2025		**2024**		**Change**	
Interest income	$	517	$	474	$	43
Interest expense	$	3,441	$	4,287	$	(846)
Other income (expense), net	$	757	$	(1,030)	$	1,787
Provision for income taxes	$	10,632	$	21,864	$	(11,232)

Interest Income

Interest income was not significant for both the fiscal years ended August 31, 2025 and 2024.

Interest Expense

Interest expense decreased $0.8 million primarily due to a decrease in weighted average outstanding balance on our revolving credit facility slightly offset by higher interest rates related to draws on this credit facility.

Other Income (Expense), Net

Other income (expense), net changed by $1.8 million from period to period which was primarily due to net foreign currency losses during fiscal year 2024 as compared to net foreign currency exchange gains in fiscal year 2025 due to fluctuations in the foreign currency exchange rates for both the Euro and the U.S. Dollar against the Pound Sterling.

Provision for Income Taxes

The provision for income taxes was 10.5% and 23.9% of income before income taxes for the fiscal years ended August 31, 2025 and 2024, respectively. Descriptions of impacts on our effective income tax rate are incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 15 ― Income Taxes, included in this report.

Net Income

Net income was $91.0 million, or $6.69 per common share on a fully diluted basis, for fiscal year 2025 compared to $69.6 million, or $5.11 per common share on a fully diluted basis, for the prior fiscal year.

Fiscal Year Ended August 31, 2024 Compared to Fiscal Year Ended August 31, 2023

For discussion related to changes in financial condition and the results of operations for fiscal year 2024 compared to fiscal year 2023, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2024, which was filed with the SEC on October 21, 2024.

Performance Measures and Non-GAAP Reconciliations

In managing our business operations and assessing our financial performance, we supplement the information provided by our financial statements with certain non-GAAP performance measures. These performance measures are part of our current 55/30/25 business model, which includes gross margin, cost of doing business, and Adjusted EBITDA (defined below), the latter two of which are non-GAAP performance measures. Cost of doing business is defined as total operating expenses less amortization of definite-lived intangible assets, impairment charges related to intangible assets, amortization of implementation costs associated with cloud computing arrangements ("cloud computing amortization") and depreciation in operating departments. Adjusted EBITDA is defined as net income before interest, income taxes, depreciation, amortization of definite-lived intangible assets, and cloud computing amortization.

We target our gross margin to be 55% of net sales, our cost of doing business to be 30% of net sales, and our Adjusted EBITDA to be 25% of net sales. Results for these performance measures may vary from period to period depending on various factors, including economic conditions such as the inflationary environment we have experienced in the last several fiscal years, and our level of investment in activities for the future such as those related to quality assurance, regulatory compliance, information technology, sustainability, and intellectual property protection in order to safeguard our WD-40 brand. Our targets for gross margin, cost of doing business and Adjusted EBITDA are long-term in nature. We expect to make progress towards our cost of doing business and Adjusted EBITDA targets over time. Progression towards our cost of doing business and Adjusted EBITDA targets may be challenged as we continue to divest certain of our homecare and cleaning product businesses, due to the low level of operating expenses associated with these businesses. Despite these potential challenges, we intend to focus our resources and proceeds from the sale of those brands on growing our higher growth and higher gross margin core business.

The following table summarizes the results of these performance measures:

	Fiscal Year Ended August 31,		
	2025	2024	2023
Gross margin – GAAP	55 %	53 %	51 %
Cost of doing business as a percentage of net sales – non-GAAP	37 %	36 %	33 %
Adjusted EBITDA as a percentage of net sales – non-GAAP [1]	18 %	18 %	18 %

(1) Percentages may not aggregate to Adjusted EBITDA percentage due to rounding and because amounts recorded in other income (expense), net on our consolidated statements of operations are not included as an adjustment to earnings in the Adjusted EBITDA calculation.

We use the performance measures above to establish financial goals and to gain an understanding of our comparative performance from period to period. We believe that these measures provide our stockholders with additional insights into how we run our business. We believe these measures also provide investors with additional financial information that should be considered when assessing our underlying business performance and trends. These non-GAAP financial measures are supplemental in nature and should not be considered in isolation or as alternatives to net income, income from operations or other financial information prepared in accordance with GAAP as indicators of our performance or operations. The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies. Reconciliations of these non-GAAP financial measures to our financial statements as prepared in accordance with GAAP are as follows:

Cost of Doing Business (in thousands, except percentages):

	Fiscal Year Ended August 31,					
	2025		2024		2023	
Total operating expenses – GAAP	$	237,550	$	218,876	$	184,496
Amortization [1] (in operating departments)		(1,868)		(2,327)		(1,005)
Depreciation (in operating departments)		(3,634)		(4,112)		(4,147)
Cost of doing business	$	232,048	$	212,437	$	179,344
Net sales	$	619,985	$	590,557	$	537,255
Cost of doing business as a percentage of net sales – non-GAAP		37 %		36 %		33 %

(1) Includes amortization of definite-lived intangible assets and cloud computing amortization.

Adjusted EBITDA (in thousands, except percentages):

	Fiscal Year Ended August 31,					
		2025		2024		2023
Net income – GAAP	$	90,994	$	69,644	$	65,993
Provision for income taxes		10,632		21,864		19,170
Interest income		(517)		(474)		(231)
Interest expense		3,441		4,287		5,614
Amortization [1][2]		2,254		2,327		1,005
Depreciation[2]		7,622		8,350		7,146
Adjusted EBITDA	$	114,426	$	105,998	$	98,697
Net sales	$	619,985	$	590,557	$	537,255
Adjusted EBITDA as a percentage of net sales – non-GAAP		18 %		18 %		18 %

(1) Includes amortization of definite-lived intangible assets and cloud computing amortization.
(2) Includes amortization and depreciation presented in both cost of products sold and operating departments.

Adjusted EPS

During the second quarter of fiscal year 2025 we released a previously unrecognized tax benefit associated with the Tax Cuts and Jobs Act of 2017 mandatory "toll tax" on unremitted foreign earnings. This item is infrequent in nature and not reflective of the underlying operational results of our business. We have included a non-GAAP measure of Adjusted EPS which is defined as diluted EPS less benefits associated with this toll tax on unremitted earnings.

The following is a reconciliation of diluted EPS to Adjusted EPS:

	Fiscal Year Ended August 31,					
		2025		2024		2023
Diluted EPS - GAAP	$	6.69	$	5.11	$	4.83
Release of Uncertain Tax Position - Tax Cut and Jobs Act [1]		(0.87)		—		—
Adjusted diluted EPS - Non-GAAP	$	5.82	$	5.11	$	4.83

(1) Includes the tax impact on adjustment

Liquidity and Capital Resources

Overview

Our financial condition and liquidity remain strong. Although there continues to be uncertainty related to adverse global economic conditions, volatility in financial markets, the current inflationary environment and their impacts on our future results, we believe our efficient business model positions us to manage our business through such situations. We continue to manage all aspects of our business including, but not limited to, monitoring our liquidity, the financial health of our customers, suppliers and other third-party relationships, implementing gross margin enhancement strategies and developing new opportunities for growth.

Our principal sources of liquidity are cash generated from operations and cash currently available from our existing unsecured revolving credit facility under the Credit Agreement with Bank of America, N.A. We use the revolving credit facility primarily for our general working capital needs. We also hold borrowings under the Note Agreement. See Note 10 — Debt, incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" for additional information on these agreements.

We have historically held a balance of outstanding draws on our line of credit in either U.S. Dollars in the Americas segment or in Euros and Pounds Sterling in the EIMEA segment. Euro and Pound Sterling denominated draws fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates. We regularly convert many of our draws on our line of credit to new draws with new maturity dates and interest rates. We have the ability to refinance any draws under the line of credit with successive short-term borrowings through the April 30, 2029 maturity date of the Credit

Agreement. Outstanding draws for which we have both the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. As of August 31, 2025, $21.0 million of this facility was classified as long-term and was entirely denominated in Euros. In the United States, we held $66.0 million in fixed rate long-term borrowings as of August 31, 2025, consisting of senior notes under our Note Agreement. We paid $0.8 million in principal payments on our Series A Notes during fiscal year 2025. There were no other letters of credit outstanding or restrictions on the amount available on our line of credit or notes. Per the terms of both the Note Agreement and the Credit Agreement, our consolidated leverage ratio cannot be greater than three and a half to one and our consolidated interest coverage ratio cannot be less than three to one. See Note 10 — Debt, incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" for additional information on these financial covenants. At August 31, 2025, we were in compliance with all material debt covenants. We continue to monitor our compliance with all debt covenants and, at the present time, we believe that the likelihood of being unable to satisfy all material covenants is remote. At August 31, 2025, we had a total of $58.1 million in cash and cash equivalents. We do not foresee any ongoing issues with repaying our borrowings and we closely monitor the use of this credit facility.

We believe that our future cash from domestic and international operations, together with our access to funds available under our unsecured revolving credit facility, will provide adequate resources to fund short-term and long-term operating requirements, capital expenditures, dividend payments, acquisitions, new business development activities and share repurchases.

On June 16, 2025, the Board approved the extension of the expiration date to August 31, 2026 for the 2023 Repurchase Plan, which became effective on September 1, 2023 and was set to expire August 31, 2025. We are authorized to acquire up to $50.0 million of our outstanding shares through August 31, 2026, of which $29.6 million remained available for the repurchase of shares of common stock as of August 31, 2025.

Cash Flows

The following table summarizes our cash flows by category for the periods presented (in thousands):

	Fiscal Year Ended August 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 87,925	$ 92,034	$ 98,391
Net cash used in investing activities	(2,388)	(9,735)	(6,216)
Net cash used in financing activities	(74,116)	(83,936)	(85,048)
Effect of exchange rate changes on cash and cash equivalents	10	193	3,173
Net increase (decrease) in cash and cash equivalents	$ 11,431	$ (1,444)	$ 10,300

Operating Activities

Net cash provided by operating activities decreased $4.1 million to $87.9 million for fiscal year 2025. Cash flows from operating activities depend heavily on operating performance and changes in working capital. Our primary source of operating cash flows for fiscal year ended August 31, 2025 was net income of $91.0 million, which increased $21.4 million from period to period, primarily due to the release of the uncertain tax position in the second quarter of fiscal year 2025 that resulted in a net benefit of $11.9 million, as discussed in Note 15 — Income Taxes, incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" to the consolidated financial statements.

Changes in our working capital decreased net cash provided by operating activities by $10.5 million for the fiscal year 2025, compared to a $4.6 million increase in the prior fiscal year. This unfavorable $15.1 million net change in working capital was primarily due to changes in inventory, other assets, and accrued payroll. Increases in inventory balances decreased net cash provided by operating activities by $11.6 million, most significantly in the EIMEA segment primarily due to the onboarding of new packagers to support new regional expansion and distribution. As a result of this expansion, we are carrying higher inventory balances than in prior periods in order to support anticipated demand. Changes in other asset balances decreased working capital by $9.1 million, primarily due to a $4.1 million increase in taxes receivable from timing of tax payments as well as a $3.2 million increase in assets related to cloud computing arrangements. In addition, net cash provided by operating activities decreased by $7.0 million due to significantly lower accruals for earned incentive compensation in fiscal year 2025 as compared to fiscal year 2024.

These unfavorable changes in working capital were partially offset by favorable changes in trade and other accounts receivable balances of $15.8 million primarily due to the timing of collection of payments from customers in the United States.

Investing Activities

Net cash used in investing activities decreased $7.3 million to $2.4 million for fiscal year 2025 primarily due to the prior year acquisition of a Brazilian distributor for $6.2 million as we shifted from an indirect distribution model to a direct model in the fiscal year 2024. In addition, proceeds of $1.7 million from the sale of our homecare and cleaning product business in the EIMEA segment in fiscal year 2025 decreased net cash used in investing activities.

Financing Activities

Net cash used in financing activities decreased $9.8 million to $74.1 million for fiscal year 2025. This decrease is primarily due to lower net repayments on our revolving credit facility of $17.5 million. This decrease in net cash used in financing activity was partially offset by an increase of $4.2 million in treasury stock purchases and an increase in dividends paid to our stockholders of $3.1 million.

Effect of Exchange Rate Changes

All of our foreign subsidiaries currently operate in currencies other than the U.S. Dollar and a significant portion of our consolidated cash balance is denominated in these foreign functional currencies, particularly at our U.K. subsidiary. As a result, our cash and cash equivalents balances are subject to the effects of the fluctuations in these functional currencies against the U.S. Dollar at the end of each reporting period. The net effect of exchange rate changes on cash and cash equivalents, when expressed in U.S. Dollar terms was not significant in both fiscal years 2025 and 2024, and was an increase in cash of $3.2 million in fiscal year 2023. These changes were primarily due to fluctuations in various foreign currency exchange rates from period to period, but the majority is related to the fluctuations in the Euro against the U.S. Dollar.

Cash Flows

Fiscal Year Ended August 31, 2024 Compared to Fiscal Year Ended August 31, 2023

For discussion related to changes in the consolidated statements of cash flows for fiscal year 2024 compared to fiscal year 2023, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2024, which was filed with the SEC on October 21, 2024.

Share Repurchase Plans

The information required by this item is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 11 — Share Repurchase Plan, included in this report.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 11, 2024, our Board approved a 7% increase in the regular quarterly cash dividend, increasing it from $0.88 per share to $0.94 per share. On October 9, 2025, our Board declared a cash dividend of $0.94 per share payable on October 31, 2025 to stockholders of record at the close of business on October 20, 2025. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Contractual Obligations

We hold borrowings under our Note Purchase and Private Shelf Agreement with fixed repayment requirements and under a Revolving Credit Facility that has variable underlying interest rates. For additional details on these borrowings, including ability and intent assessment on our credit facility agreement with Bank of America, N.A., refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules", Note 10 ― Debt.

We have ongoing relationships with various suppliers (contract manufacturers) that manufacture the Company's products, and third-party distribution centers that warehouse and ship the Company's products to customers as well as adhere to certain minimum purchase obligations with these contract manufacturers. For additional details on these purchase commitments, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 14 — Commitments and Contingencies.

We have also recorded a liability for uncertain tax positions. For details on our uncertain tax positions, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 15 — Income Taxes.

Critical Accounting Estimates

Our results of operations and financial condition, as reflected in our consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use historical experience and other relevant factors when developing estimates and assumptions and these estimates and assumptions are continually evaluated. The accounting estimates discussed below are the ones we consider to be most critical to an understanding of our consolidated financial statements because their application places the most significant demands on our judgment. Our financial results may have varied from those reported had different assumptions been used or other conditions prevailed.

Revenue Recognition

Sales are recognized as revenue at a point in time upon transferring control of the product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. For certain of our sales we must make judgments and certain assumptions in order to determine when delivery has occurred. Through an analysis of end-of-period shipments for these particular sales, we estimate the time of transit and delivery of product to our customers to determine whether revenue should be recognized during the current reporting period for such shipments. Differences in judgments or estimates related to the lengthening or shortening of the estimated delivery time used could result in material differences in the timing of revenue recognition.

In determining the transaction price, management evaluates whether the price is subject to refunds or adjustments related to variable consideration to determine the net consideration to which we expect to be entitled. We record estimates of variable consideration as a reduction of sales in the consolidated statements of operations. Variable consideration primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by our customers for failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities and the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. We review our assumptions and adjust these estimates accordingly on a quarterly basis. Our consolidated financial statements could be materially impacted if the actual promotion rates are different from the estimated rates. If our accrual estimates for sales incentives at August 31, 2025 were to differ by 10%, the impact on net sales would be approximately $1.2 million.

Recently Issued Accounting Standards

Information on Recently Issued Accounting Standards that could potentially impact our consolidated financial statements and related disclosures is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 2 — Basis of Presentation and Summary of Significant Accounting Policies, included in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We are exposed to a variety of risks, including foreign currency exchange rate fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in foreign currency values.

All of our international subsidiaries operate in functional currencies other than the U.S. Dollar. As a result, we are exposed to foreign currency related risk when the financial statements of our international subsidiaries are translated for consolidation purposes from functional currencies to U.S. Dollars. This foreign currency risk can affect sales, expenses and profits as well as assets and liabilities that are denominated in currencies other than the U.S. Dollar. We do not enter into any hedging activities to mitigate this foreign currency translation risk.

Our U.K. subsidiary utilizes foreign currency forward contracts to limit our exposure to net asset balances held in non-functional currencies. We regularly monitor our foreign exchange exposures to ensure the overall effectiveness of our foreign currency hedge positions. While we engage in foreign currency hedging activity to reduce our risk, for accounting purposes, none of our foreign currency forward contracts are designated as hedges.

Commodity Price Risk

Specialty chemicals and aerosol cans constitute a significant portion of the cost of many of our maintenance products. Volatility in the price of oil indirectly impacts the cost of specialty chemicals which are in part, indexed to related refined products. If there are significant increases in the costs of crude oil and related refined products, our gross margins and operating results could be negatively impacted. Since none of our specialty chemicals are directly indexed to crude oil, we do not have a strategy or policy to enter into transactions to hedge crude oil price volatility.

Interest Rate Risk

As of August 31, 2025, we had a $21.0 million outstanding balance on our existing $125.0 million revolving credit facility agreement with Bank of America, N.A. This $125.0 million revolving credit facility is subject to interest rate fluctuations. Under the terms of the credit facility agreement, we make borrowings in U.S. Dollars or in foreign currencies from time to time until April 30, 2029. In addition, we had $66.0 million in fixed rate borrowings consisting of senior notes under our note purchase agreements as of August 31, 2025. For additional details on our long-term borrowings as of August 31, 2025, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" and Note 10 — Debt. Interest rates associated with this revolving credit facility are based on the following rates:

- Secured Overnight Financing Rate (U.S. Dollar borrowings)

- Sterling Overnight Index Average Reference Rate (Pound Sterling borrowings)

- Euro Interbank Offered Rate (Euro borrowings)

As of August 31, 2025, our primary interest rate exposure was from changes in interest rates which affect the variable rate on our revolving credit facility. Based on the outstanding balance on our revolving credit facility as of August 31, 2025, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $0.3 million in fiscal year 2025. As of August 31, 2025, our weighted average cost of short-term debt, including both fixed and variable rate borrowings, was 5.5%.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements at August 31, 2025 and 2024 and for each of the three fiscal years in the period ended August 31, 2025, and the Report of Independent Registered Public Accounting Firm, are included in Item 15 of this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2025, the end of the period covered by this report (the "Evaluation Date"), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in the Company's reports filed under the Exchange Act. Although management believes the Company's existing disclosure controls and procedures are adequate to enable the Company to comply with its disclosure obligations, management continues to review and update such controls and procedures. The Company has a disclosure committee, which consists of certain members of the Company's senior management.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, management concluded that its internal control over financial reporting is effective as of August 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, which audited and reported on the consolidated financial statements of the Company included in Item 15 of this report, has audited the effectiveness of the Company's internal control over financial reporting as of August 31, 2025, as stated in their report included in Item 15 of this report.

Changes in Internal Control over Financial Reporting

There were no changes to the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter ended August 31, 2025, that materially affected, or would be reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended August 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) informed the Company of the adoption, modification or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this item is incorporated by reference in sections under the headings "Security Ownership of Certain Beneficial Owners and Management," "Director Nominees," "Insider Trading Policy," and "Related Party Transactions Review and Oversight" in our Proxy Statement to be filed with the SEC in connection with the 2025 Annual Meeting of Stockholders on December 12, 2025 ("Proxy Statement"). Information regarding executive officers is also incorporated by reference to the "Information Regarding our Executive Officers" section of our Proxy Statement.

The Registrant has a financial code of ethics (as defined in Item 406 of Regulation S-K under the Exchange Act) applicable to its Senior Financial Executives, which includes its principal executive officer, principal financial officer, principal accounting officer, trading bloc leaders, corporate and trading bloc controllers, treasurer, tax director, internal audit director and other accounting and financial leaders at the director level and above which is set forth in the Registrant's Code of Conduct. The Code of Conduct is applicable to all employees and directors. A copy of the Code of Conduct may be found on the Registrant's internet website on the Governance link from the Investors page at www.wd40company.com.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to sections of the Proxy Statement under the headings "Director Compensation" (and the table following such section), "Compensation and People Committee – Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation and People Committee Report," "Executive Compensation" (and the compensation tables following such section), "Summary Compensation Table," "Change of Control Severance Agreements" and "CEO Pay Ratio."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated by reference to the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Proxy Statement under the headings "Director Independence" and "Audit Committee – Related Party Transactions Review and Oversight."

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated by reference to the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(2) Financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
	Articles of Incorporation and Bylaws.
3(a)	Certificate of Incorporation, incorporated by reference from the Registrant's Form 10-K filed October 22, 2018, Exhibit 3(a) thereto.
3(b)	Amended and Restated Bylaws of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 20, 2024, Exhibit 3.2 thereto.
	Material Contracts.
	Executive Compensation Plans and Arrangements (Exhibits 10(a) through 10(o) are management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(b)).
10(a)	Amended and Restated WD-40 Company 2016 Stock Incentive Plan, incorporated by reference from the Registrant's Proxy Statement filed November 2, 2023, Appendix A thereto.
10(b)	WD-40 Directors' Compensation Policy and Election Plan dated October 9, 2025.
10(c)	Form of Indemnity Agreement between the Registrant and its executive officers and directors, incorporated by reference from the Registrant's Form 10-K filed October 22, 2013, Exhibit 10(d) thereto.
10(d)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2023, incorporated by reference from the Registrant's Form 10-K filed October 24, 2022, Exhibit 10(o) thereto.
10(e)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2023, incorporated by reference from the Registrant's Form 10-K filed October 24, 2022, Exhibit 10(p) thereto.
10(f)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2024, incorporated by reference from the Registrant's Form 10-K filed October 23, 2023, Exhibit 10(o) thereto.
10(g)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2024, incorporated by reference from the Registrant's Form 10-K filed October 23, 2023, Exhibit 10(p) thereto.

10(h)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2025, incorporated by reference from the Registrant's Form 10-K filed October 21, 2024, Exhibit 10(k) thereto.
10(i)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2025, incorporated by reference from the Registrant's Form 10-K filed October 21, 2024, Exhibit 10(l) thereto.
10(j)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2025, incorporated by reference from the Registrant's Form 10-K filed October 21, 2024, Exhibit 10(m) thereto.
10(k)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2026.
10(l)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2026.
10(m)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2026.
10(n)	WD-40 Company 2017 Performance Incentive Compensation Plan, incorporated by reference from the Registrant's Proxy Statement filed November 2, 2017, Appendix A thereto.
10(o)	Form of Change in Control Severance Agreement between WD-40 Company and Executive Officers, incorporated by reference from the Registrant's Form 10-Q filed January 9, 2023, Exhibit 10(a) thereto.
10(p)	Credit Agreement dated March 16, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(a) thereto.
10(q)	Form of Acknowledgement Letter Agreement dated April 8, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(d) thereto.
10(r)	Libor Transition Agreement dated November 29, 2021 among the Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed December 1, 2021, Exhibit 10(a) thereto.
10(s)	First Amendment to Credit Agreement dated September 30, 2020 among WD-40 Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(a) thereto.
10(t)	2nd Amended and Restated Credit Agreement dated April 30, 2024 among WD-40 Company and certain of its subsidiaries and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed May 2, 2024, Exhibit 10(a) thereto.
10(u)	Note Purchase and Private Shelf Agreement dated November 15, 2017 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed November 17, 2017, Exhibit 10(a) thereto.
10(v)	First Amendment to Note Purchase Agreement dated February 23, 2018 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed February 27, 2018, Exhibit 10(b) thereto.
10(w)	Second Amendment to Note Purchase and Private Shelf Agreement dated March 16, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(b) thereto.
10(x)	Form of Limited Consent Letter Agreement dated April 8, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(e) thereto.
10(y)	Third Amendment to Note Purchase and Private Shelf Agreement dated September 30, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(e) thereto.

10(z)	Fourth Amendment to Note Purchase and Private Shelf Agreement dated April 30, 2024 among WD-40 Company and PGIM, Inc. and certain affiliates and managed accounts of PGIM, Inc., incorporated by reference from the Registrant's Form 8-K filed May 2, 2024, Exhibit 10(b) thereto.
10(aa)	Series B Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(f) thereto.
10(ab)	Series C Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(g) thereto.
10(ac)	Quota Purchase Agreement entered into by WD-40 Holding Company Brasil Ltda., M12 Participações Empresariais S.A. and Theron Marketing Ltda., dated March 4, 2024, incorporated by reference from the Registrant's Form 8-K/A filed March 7, 2024, Exhibit 10.1 thereto*.
10(ad)	Asset Purchase Agreement, dated August 29, 2025, by and among Supreme Imports Ltd, WD-40 Company and WD-40 Company Limited, incorporated by reference from the Registrant's Form 8-K filed September 2, 2025, Exhibit 10.1 thereto.
19	Insider Trading Policies and Procedures.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm dated October 27, 2025.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Policy for Recovery of Erroneously Awarded Compensation of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 23, 2023, Exhibit 10.1 thereto.
101	The following materials from WD-40 Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Balance Sheets, (v) the Consolidated Statements of Stockholders' Equity, and (vi) Notes to Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2025, formatted in iXBRL and contained in Exhibit 101.
*	Except for Exhibit 1.1 of the Quota Purchase Agreement entered into by WD-40 Holding Company Brasil Ltda., M12 Participações Empresariais S.A. and Theron Marketing Ltda. dated March 4, 2024, the other exhibits, schedules and/or attachments to Exhibit 10.1 of the Registrant's Form 8-K/A filed March 7, 2024 have been omitted in accordance with Regulation S-K Item 601(b)(10). The Registrant agrees to furnish a copy of any omitted schedule to the SEC upon its request.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WD-40 COMPANY

Registrant

/s/ SARA K. HYZER

SARA K. HYZER

Vice President, Finance and Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

Date: October 27, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	/s/ STEVEN A. BRASS
	STEVEN A. BRASS
	President, Chief Executive Officer and Director
	(Principal Executive Officer)
	Date: October 27, 2025

/s/ CYNTHIA B. BURKS	/s/ TREVOR I. MIHALIK
CYNTHIA B. BURKS, Director	TREVOR I. MIHALIK, Director
Date: October 27, 2025	Date: October 27, 2025

/s/ DANIEL T. CARTER	/s/ GRACIELA I. MONTEAGUDO
DANIEL T. CARTER, Director	GRACIELA I. MONTEAGUDO, Director
Date: October 27, 2025	Date: October 27, 2025

/s/ ERIC P. ETCHART	/s/ DAVID B. PENDARVIS
ERIC P. ETCHART, Director	DAVID B. PENDARVIS, Director
Date: October 27, 2025	Date: October 27, 2025

/s/ LARA L. LEE	/s/ ANNE G. SAUNDERS
LARA L. LEE, Director	ANNE G. SAUNDERS, Director
Date: October 27, 2025	Date: October 27, 2025

/s/ EDWARD O. MAGEE, JR.	
EDWARD O. MAGEE, JR., Director	
Date: October 27, 2025	

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of WD-40 Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of WD-40 Company and its subsidiaries (the "Company") as of August 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended August 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of August 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Product Sales

As described in Notes 2 and 13 to the consolidated financial statements, product sales make up a majority of the Company's net sales of $620.0 million for the year ended August 31, 2025. The Company generates revenue from sales of its products to customers. Product sales include maintenance products and homecare and cleaning products. As disclosed by management, sales are recognized as revenue at a point in time upon transferring control of the product to the customer, which typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. The Company recognizes revenue related to the sale of these products in an amount reflecting the consideration to which it expects to be entitled.

The principal consideration for our determination that performing procedures relating to revenue recognition for product sales is a critical audit matter is a high degree of auditor effort involved in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to product sales revenue recognition, including controls over the recording of product sales at the point in time upon transferring control to the customer. These procedures also included, among others (i) testing the revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and cash receipts and (ii) confirming a sample of outstanding customer invoice balances as of August 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

San Diego, California
October 27, 2025

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

WD-40 COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		August 31, 2025		August 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	58,130	$	46,699
Trade and other accounts receivable, net		120,589		117,493
Inventories		79,871		79,088
Other current assets		26,366		12,161
Total current assets		284,956		255,441
Property and equipment, net		60,394		62,983
Goodwill		97,150		96,985
Other intangible assets, net		2,416		6,222
Right-of-use assets		13,534		11,611
Deferred tax assets, net		1,027		993
Other assets		16,332		14,804
Total assets	$	475,809	$	449,039
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	37,955	$	35,960
Accrued liabilities		34,230		31,272
Accrued payroll and related expenses		28,415		26,055
Short-term borrowings		800		8,659
Income taxes payable		857		1,554
Total current liabilities		102,257		103,500
Long-term borrowings		86,195		85,977
Deferred tax liabilities, net		9,375		9,066
Long-term operating lease liabilities		8,423		5,904
Other long-term liabilities		1,407		14,066
Total liabilities		207,657		218,513
Commitments and Contingencies (Note 13)				
Stockholders' equity:				
Common stock — authorized 36,000,000 shares, $0.001 par value; 19,954,495 and 19,925,212 shares issued at August 31, 2025 and 2024, respectively; and 13,527,614 and 13,548,581 shares outstanding at August 31, 2025 and 2024, respectively		20		20
Additional paid-in capital		180,065		175,642
Retained earnings		540,665		499,931
Accumulated other comprehensive loss		(24,485)		(29,268)
Common stock held in treasury, at cost — 6,426,881 and 6,376,631 shares at August 31, 2025 and 2024, respectively		(428,113)		(415,799)
Total stockholders' equity		268,152		230,526
Total liabilities and stockholders' equity	$	475,809	$	449,039

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Year Ended August 31,		
	2025	2024	2023
Net sales	$ 619,985	$ 590,557	$ 537,255
Cost of products sold	278,642	275,330	263,035
Gross profit	341,343	315,227	274,220
Operating expenses:			
Selling, general and administrative	199,936	183,859	154,684
Advertising and sales promotion	37,431	33,911	28,807
Amortization of definite-lived intangible assets	183	1,106	1,005
Total operating expenses	237,550	218,876	184,496
Income from operations	103,793	96,351	89,724
Other income (expense):			
Interest income	517	474	231
Interest expense	(3,441)	(4,287)	(5,614)
Other income (expense), net	757	(1,030)	822
Income before income taxes	101,626	91,508	85,163
Provision for income taxes	10,632	21,864	19,170
Net income	$ 90,994	$ 69,644	$ 65,993
Earnings per common share:			
Basic	$ 6.70	$ 5.12	$ 4.84
Diluted	$ 6.69	$ 5.11	$ 4.83
Shares used in per share calculations:			
Basic	13,544	13,554	13,578
Diluted	13,567	13,580	13,604

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

		Fiscal Year Ended August 31,				
		2025		2024		2023
Net income	$	90,994	$	69,644	$	65,993
Other comprehensive income:						
Foreign currency translation adjustment		4,783		1,938		5,003
Total comprehensive income	$	95,777	$	71,582	$	70,996

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at August 31, 2022	19,888,807	$ 20	$ 165,973	$ 456,076	$ (36,209)	6,286,461	$ (397,236)	$ 188,624
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	17,008		(861)					(861)
Stock-based compensation			6,434					6,434
Cash dividends ($3.27 per share)				(44,581)				(44,581)
Repurchases of common stock						55,920	(10,434)	(10,434)
Foreign currency translation adjustment					5,003			5,003
Net income				65,993				65,993
Balance at August 31, 2023	19,905,815	$ 20	$ 171,546	$ 477,488	$ (31,206)	6,342,381	$ (407,670)	$ 210,178
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	19,397		(2,439)					(2,439)
Stock-based compensation			6,535					6,535
Cash dividends ($3.47 per share)				(47,201)				(47,201)
Repurchases of common stock						34,250	(8,129)	(8,129)
Foreign currency translation adjustment					1,938			1,938
Net income				69,644				69,644
Balance at August 31, 2024	19,925,212	$ 20	$ 175,642	$ 499,931	$ (29,268)	6,376,631	$ (415,799)	$ 230,526
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	29,283		(2,883)					(2,883)
Stock-based compensation			7,306					7,306
Cash dividends ($3.70 per share)				(50,260)				(50,260)
Repurchases of common stock						50,250	(12,314)	(12,314)
Foreign currency translation adjustment					4,783			4,783
Net income				90,994				90,994
Balance at August 31, 2025	19,954,495	$ 20	$ 180,065	$ 540,665	$ (24,485)	6,426,881	$ (428,113)	$ 268,152

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended August 31,		
	2025	**2024**	**2023**
Operating activities:			
Net income	$ 90,994	$ 69,644	$ 65,993
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,191	9,456	8,151
Amortization of cloud computing implementation costs	1,688	1,221	270
Deferred income taxes	(455)	(1,156)	(1,254)
Tax benefit from release of uncertain tax position	(11,929)	—	—
Stock-based compensation	7,306	6,535	6,434
Unrealized foreign currency exchange losses (gains), net	355	200	(1,702)
Provision for credit losses	929	325	391
Write-off of inventories	1,109	1,425	713
Other	244	(241)	(90)
Changes in assets and liabilities:			
Trade and other accounts receivable	319	(15,498)	(5,339)
Inventories	(5,212)	6,414	19,367
Other assets	(10,513)	(1,444)	(1,637)
Operating lease assets and liabilities, net	33	(35)	49
Accounts payable and accrued liabilities	2,920	4,322	(213)
Accrued payroll and related expenses	1,881	8,879	4,965
Other long-term liabilities and income taxes payable	65	1,987	2,293
Net cash provided by operating activities	87,925	92,034	98,391
Investing activities:			
Purchases of property and equipment	(4,528)	(4,206)	(6,871)
Proceeds from sales of property and equipment	409	672	655
Proceeds from sale of business	1,731	—	—
Acquisition of business, net of cash acquired	—	(6,201)	—
Net cash used in investing activities	(2,388)	(9,735)	(6,216)
Financing activities:			
Treasury stock purchases	(12,314)	(8,094)	(10,434)
Dividends paid	(50,260)	(47,201)	(44,581)
Repayments of long-term senior notes	(800)	(800)	(800)
Net repayments from revolving credit facility	(7,859)	(25,402)	(28,372)
Shares withheld to cover taxes upon conversion of equity awards	(2,883)	(2,439)	(861)
Net cash used in financing activities	(74,116)	(83,936)	(85,048)
Effect of exchange rate changes on cash and cash equivalents	10	193	3,173
Net increase (decrease) in cash and cash equivalents	11,431	(1,444)	10,300
Cash and cash equivalents at beginning of period	46,699	48,143	37,843
Cash and cash equivalents at end of period	$ 58,130	$ 46,699	$ 48,143
Supplemental cash flow information:			
Accrued capital expenditures	$ 292	$ 111	$ 80
Finance lease obligation settled with prepaid deposit	—	3,855	—
Cash paid for:			
Interest	3,522	4,459	5,522
Income taxes, net of tax refunds received	26,437	19,843	12,811

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

WD-40 Company (the "Company"), incorporated in Delaware and based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company owns a wide range of brands that include maintenance products and homecare and cleaning products: WD-40® Multi-Use Product, WD-40 Specialist®, 3-IN-ONE®, GT85®, X-14®, 2000 Flushes®, Carpet Fresh®, no vac®, Spot Shot®, Lava® and Solvol®. Certain assets of the Company's homecare and cleaning product businesses are classified as held for sale as of August 31, 2025. Refer to Note 3 — Assets Held for Sale for additional information.

The Company's products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. The Company's products are sold primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply, sport retailers, and independent bike dealers.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Global economies have experienced significant volatility in recent years. Although the Company's estimates consider current conditions, the inputs into certain of the Company's significant and critical accounting estimates include judgments and assumptions about the economic implications of factors that have been subject to such volatility and how management expects them to change in the future, as appropriate. It is possible that actual results experienced may materially differ from the Company's estimates in future periods, which could materially affect its results of operations and financial condition.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Trade Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance for credit losses based on historical write-off experience and the identification of specific balances deemed uncollectible. Trade accounts receivable are charged against the allowance when the Company believes it is probable that the trade accounts receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers. Allowance for credit losses related to the Company's trade accounts receivable was $1.2 million at August 31, 2025 and not significant at 2024 and 2023.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined primarily based on a first-in, first-out method or, for a portion of raw materials inventory, the average cost method. When necessary, the Company adjusts the carrying value of its inventory to the lower of cost or net realizable value, including any costs to sell or dispose of such inventory. Appropriate consideration is given by the Company to obsolescence, excessive inventory levels, product deterioration and other factors when evaluating net realizable value for the purposes of determining the lower of cost or net realizable value.

Included in inventories are amounts for certain raw materials and components that the Company has provided to its third-party contract manufacturers but that remain unpaid to the Company as of the balance sheet date. The Company's contract manufacturers package products to the Company's specifications and, upon order from the Company, ship ready-to-sell inventory to either the Company's third-party distribution centers or directly to its customers. The Company transfers certain raw materials and components to these contract manufacturers for use in the manufacturing process. Contract manufacturers are obligated to pay the Company for these raw materials and components. Amounts receivable from the contract manufacturers as of the balance sheet date related to transfers of these raw materials and components by the Company to its contract manufacturers are generally considered product held at third-party contract manufacturers and are included in inventories in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment is stated at cost, and when placed into service, are depreciated using the straight line method over the following ranges of useful lives:

Machinery, equipment and vehicles	3 - 15 years
Buildings and improvements	10 - 40 years
Computer and office equipment	3 - 7 years
Furniture and fixtures	3 - 10 years

Depreciation expense totaled $7.6 million, $8.0 million and $7.1 million for fiscal years 2025, 2024 and 2023, respectively. These amounts include equipment depreciation expense which is recognized as cost of products sold and totaled $4.0 million, $3.9 million, and $3.0 million in fiscal years 2025, 2024, and 2023, respectively.

Internal-Use Software and Cloud Computing Arrangements

The Company capitalizes costs related to computer software obtained or developed for internal use. Software obtained for internal use has generally been enterprise-level business and finance software that the Company customizes to meet its specific operational needs. Costs incurred in the application development phase are capitalized as property and equipment in the Company's consolidated balance sheets and are depreciated using the straight-line method over their estimated useful lives.

The Company also enters into certain cloud-based software hosting arrangements. In evaluating whether cloud computing arrangements include an embedded internal-use software license, management considers whether the Company has the contractual right to take possession of the software during the hosting period without significant penalty and whether it is feasible to either i) run the software on the Company's hardware, or ii) contract with another party unrelated to the vendor to host the software. If management determines a cloud computing arrangement includes an embedded software license, the Company accounts for the software license element of the arrangement consistent with the acquisition of other internal-use software licenses. If a cloud computing arrangement does not include a software license, the Company accounts for the arrangement as a service contract. For such cloud computing service contracts, the Company capitalizes certain implementation costs such as the configuration, coding and customization of the software. Capitalizable cloud computing arrangement costs are generally consistent with those incurred during the application development stage for internal-use software, however, these costs are capitalized as "other assets" in the Company's consolidated balance sheets. The Company amortizes these capitalized cloud computing implementation costs into selling, general and administrative expenses using the straight-line method over the fixed, non-cancellable term of the associated hosting arrangement, plus any reasonably certain renewal periods.

The useful lives of the Company's internal-use software and capitalized cloud computing implementation costs are generally three to five years. However, the useful lives of major information system installations such as implementations of enterprise resource planning ("ERP") systems and certain related software are determined on an individual basis and may exceed five years depending on the estimated period of use. The Company applies the same impairment model to both internal-use software and capitalized cloud computing implementation costs.

Leases

To determine if a contract contains a lease, the Company assesses its contracts and determines if there is an identified asset for which the Company has obtained the right to control, as defined in Accounting Standards Codification ("ASC") 842. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized over the term of the lease. For leases that do not contain a readily determinable implicit rate, the Company determines the present value of the lease liability at the lease commencement date using its estimated secured incremental borrowing rate, determined by using a portfolio approach based on the rate of interest the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate in the currency of the lease. The Company records ROU assets and lease liabilities on its consolidated balance sheets for leases with an expected term greater than one year.

Lease agreements may contain rent escalation clauses, renewal or termination options, and rent holidays, amongst other features. ROU assets include amounts for scheduled rent increases. The lease term includes the committed, non-cancelable period of the lease and options to renew, extend or terminate the lease when it is reasonably certain the Company will exercise those options, and is reviewed in subsequent periods if a triggering event occurs. The Company has made the accounting policy election to use certain ongoing practical expedients made available by ASC 842 to: (i) not separate lease components from non-lease components for real estate – office buildings, machinery and equipment, lab equipment, office equipment, furniture and fixtures, IT equipment and third-party manufacturing facilities; and (ii) exclude leases with a term of twelve months or less ("short-term" leases) from the consolidated balance sheets and recognize related lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired. The carrying value of goodwill is reviewed for possible impairment in accordance with the authoritative guidance on goodwill, intangibles and other. The Company assesses possible impairments to goodwill at least annually during its second fiscal quarter and otherwise when events or changes in circumstances indicate that an impairment condition may exist. In performing the annual impairment test of its goodwill, the Company considers the fair value concepts of a market participant and the highest and best use for its intangible assets. In addition to the annual impairment test, goodwill is evaluated each reporting period to determine whether events and circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

When testing goodwill for impairment, the Company first assesses qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. If, after assessing qualitative factors, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative test is unnecessary. Otherwise, a quantitative test is performed to identify the potential impairment and to measure the amount of goodwill impairment, if any. The Company also performs a quantitative assessment periodically, regardless of the results of the qualitative assessments. Any required impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations. No goodwill impairments were identified by the Company during fiscal years 2025, 2024 or 2023.

Subsequent Measurement of Long-lived Assets

The Company's long-lived assets consist of property and equipment and definite-lived intangible assets. Long-lived assets are depreciated or amortized, as applicable, on a straight-line basis over their estimated useful lives. The Company assesses for potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and/or its remaining useful life may no longer be appropriate. Any required impairment loss would be measured as the amount by which the asset's carrying amount exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing market participants and would be recorded as a reduction in the carrying amount of the related asset and a charge to results of operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No impairments to its long-lived assets were identified by the Company during fiscal years 2025, 2024 or 2023.

Fair Value of Financial Instruments

ASC 820, "*Fair Value Measurements and Disclosures"*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes its financial assets and liabilities measured at fair value into a hierarchy that categorizes fair value measurements into the following three levels based on the types of inputs used in measuring their fair value:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or observable inputs that are corroborated by market data; and
Level 3: Unobservable inputs reflecting the Company's own assumptions.

Under fair value accounting, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of August 31, 2025, the Company had no assets or liabilities that are measured at fair value in the financial statements on a recurring basis, with the exception of the foreign currency forward contracts, which are classified as Level 2 within the fair value hierarchy. The carrying values of cash equivalents and short-term borrowings are recorded at cost, which approximates their fair values, primarily due to their short-term nature. In addition, the carrying value of borrowings held under the Company's revolving credit facility approximates fair value, based on Level 2 inputs, due to the variable nature of underlying interest rates, which generally reflect market conditions. The Company's fixed rate long-term borrowings consist of senior notes and are recorded at carrying value. The Company estimates that the fair value of its senior notes, based on Level 2 inputs, was approximately $61.2 million as of August 31, 2025, which was determined based on a discounted cash flow analysis using current market interest rates for instruments with similar terms, compared to their carrying value of $66.0 million. During the fiscal years ended August 31, 2025, 2024 and 2023, the Company did not record any significant nonrecurring fair value measurements for assets or liabilities in periods subsequent to their initial recognition.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company's policy is to place its cash in high credit quality financial institutions, in investments that include demand deposits, term deposits and callable time deposits. The Company's trade accounts receivable are derived from customers located in North, Central and South America, Asia-Pacific, Europe, India, the Middle East, and Africa. The Company limits its credit exposure from trade accounts receivable by performing on-going credit evaluations of customers, as well as insuring its trade accounts receivable in selected markets.

Concentration of Supplier Risk

The Company relies on a limited number of suppliers, including single or sole source suppliers for certain of its raw materials, packaging, product components and other necessary supplies. Historically, the Company has been able to obtain adequate supplies of these materials which are used in the production of its maintenance products and homecare and cleaning products in a timely manner from existing sources and has been able to access adequate production capacity at its third-party manufacturers. Where possible and where it makes business sense, the Company works with secondary or multiple suppliers to qualify additional supply sources.

Insurance Coverage

The Company carries insurance policies to cover insurable risks such as property damage, business interruption, product liability, cyber liability, workers' compensation and other risks, with coverage and other terms that it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions. The Company does not maintain self-insurance with respect to its material risks; therefore, the Company has not provided for self-insurance reserves as of August 31, 2025 and 2024.

Revenue Recognition

The Company generates revenue from sales of its products to customers in its Americas, EIMEA and Asia-Pacific segments. Product sales for the Company include maintenance products and homecare and cleaning products. The Company recognizes revenue related to the sale of these products when it satisfies a performance obligation in an amount reflecting the consideration to which it expects to be entitled. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized which includes the following: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied.

Contracts with customers are renewable periodically and contain terms and conditions with respect to payment, delivery, sales incentives, warranty and supply, but do not require mandatory purchase commitments. In the absence of a specific sales agreement with a customer, the Company's standard terms and conditions at the time of acceptance of purchase orders apply to the sales transaction. The Company's standard terms and conditions are either included in a standalone document or on the Company's price lists or both, and these standard terms and conditions are provided to the customer prior to the sales transaction. The Company considers the customer purchase orders, governed by specific sales agreements or the Company's standard terms and conditions, to be the contract with the customer. The Company considers each transaction to sell products as separate and distinct, with no additional promises made, and as a result, all of the Company's sales are single performance obligation arrangements for which the transaction price is equivalent to the stated price of the product, net of any variable consideration for items such as sales returns, discounts, rebates and other sales incentives. The Company recognizes sales at a point in time upon transferring control of its product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract.

Taxes imposed by governmental authorities on the Company's revenue, such as sales taxes and value added taxes, are excluded from net sales. Sales commissions are paid to certain third-parties based upon specific sales levels achieved during a defined time period. Since the Company's contracts related to these sales commissions do not exceed one year, the Company has elected as a practical expedient to expense these payments as incurred. The Company also elected the practical expedient related to shipping and handling fees which allows the Company to account for freight costs as fulfillment activities instead of assessing such activities as performance obligations. The Company's freight costs are sometimes paid by the customer, while other times, the freight costs are included in the sales price. The Company does not account for freight costs as a separate performance obligation, but rather as an activity performed to transfer the products to its customers.

Variable Consideration – Sales Incentives

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment related to variable consideration to determine the net consideration to which the Company expects to be entitled. The Company records estimates of variable consideration, which primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by customers associated with failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns, as a reduction of sales in its consolidated statements of operations. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities, the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. The Company reviews its assumptions and adjusts these estimates accordingly on a quarterly basis.

Rebates and Other Discounts

The Company offers various on-going trade promotion programs with customers and provides other discounts to customers that require management to estimate and accrue for the expected costs of such programs or discounts. These programs include cooperative marketing, volume-based discounts, shelf price reductions, consideration and allowances given to retailers for shelf space and/or favorable display positions in their stores and other promotional activities. Other discounts include items such as charges from customers for services they provide related to the sale of WD-40 Company products and penalties/fees associated with WD-40 Company failing to adhere to contractual obligations (e.g., errors on purchase orders, errors on shipment, late deliveries, etc.). Costs related to rebates, cooperative advertising and other promotional activities and other discounts are recorded as a reduction to sales upon delivery of the Company's products to its customers.

The Company offers certain of its customers a cash discount program to incentivize them to pay the invoice earlier than the normal payment date on the invoice. Although payment terms vary, most customers typically pay within 30 to 90 days of invoicing.

Sales Returns

The Company recognizes revenue net of allowances for estimated returns, which is generally based on historical return rates, with a corresponding reduction to cost of products sold. Although the Company typically does not have definitive sales return provisions included in the contract terms with its customers, when such provisions have been included, they have not been significant. The Company presents its provision for sales returns on a gross basis as a liability. The Company's refund liability for sales returns is included in accrued liabilities and represents the amount expected to be owed to the customers for product returns.

Contract Balances

Contract liabilities consist of deferred revenue related to undelivered products. Deferred revenue is recorded when payments have been received from customers for undelivered products. Revenue is subsequently recognized when revenue recognition criteria are met, generally when control of the product transfers to the customer. Contract liabilities are recorded in accrued liabilities on the Company's consolidated balance sheets. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company has an unconditional right to payment for its trade and other accounts receivable on the Company's consolidated balance sheets.

Cost of Products Sold

Cost of products sold primarily includes the cost of products manufactured on the Company's behalf by its third-party contract manufacturers, net of volume and other rebates. Cost of products sold also includes the costs to manufacture WD-40 concentrate, which is done at the Company's own facilities or at third-party contract manufacturers. When the concentrate is manufactured by the Company, cost of products sold includes direct labor, direct materials and supplies; in-bound freight costs related to purchased raw materials and finished product; and depreciation of machinery and equipment used in the manufacturing process. In addition, cost of products sold includes fees charged to the Company by its third-party distribution centers to warehouse and administer finished products once they are received from the Company's third-party contract manufacturers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to selling the Company's products, such as the cost of the sales force and broker commissions; shipping and handling costs paid to third-party companies to distribute finished goods from the Company's third-party contract manufacturers and distribution centers to its customers; other general and administrative costs related to the Company's business such as general overhead, legal and accounting fees, insurance, and depreciation; and employee-related and various other costs to support marketing, human resources, finance, supply chain, information technology and research and development activities.

Shipping and Handling Costs

Shipping and handling costs associated with the movement of finished goods from third-party contract manufacturers to the Company's third-party distribution centers and from one third-party distribution center to another are capitalized in the cost of inventory and subsequently included in cost of sales when the sale to the customer is recognized in the consolidated statements of operations. Shipping and handling costs associated with out-bound transportation are included in selling, general and administrative expenses and are recorded at the time of shipment of product to the Company's customers. Out-bound shipping and handling costs were $18.2 million, $17.3 million and $17.1 million for fiscal years 2025, 2024 and 2023, respectively.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses are expensed as incurred. Advertising and sales promotion expenses include costs for advertising (television, print media and internet), administration of coupon programs, samples programs and product demonstrations, advertising agency costs, package design expenses, market research costs, and retail sales data services. Advertising and sales promotion expenses also include shared marketing fund programs that the Company has in place with its marketing distributor customers.

Research and Development

The Company is involved in research and development efforts, including efforts focused on sustainability as well as ongoing development or innovation of new products and the improvement, extension or renovation of existing products or product lines. All research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses were $8.7 million, $8.0 million and $6.2 million in fiscal years 2025, 2024 and 2023, respectively. These expenses include costs associated with general research and development activities, as well as those associated with internal staff, overhead, design testing, market research and consultants.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax basis of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company is required to make assertions on whether its foreign subsidiaries will invest their undistributed earnings indefinitely and these assertions are based on the capital needs of the foreign subsidiaries. Generally, unremitted earnings of the Company's foreign subsidiaries are not considered to be indefinitely reinvested. However, there is an exception regarding specific statutory remittance restrictions imposed on the Company's China subsidiary. Costs associated with repatriating unremitted foreign earnings, including U.S. state income taxes and foreign withholding taxes, are immaterial to the Company's consolidated financial statements. For additional information on income tax matters, see Note 15 — Income Taxes, included in this report.

Foreign Currency

The Company translates the assets and liabilities of its foreign subsidiaries into U.S. Dollars at current rates of exchange in effect at the end of the reporting period. Income and expense items are translated at rates that approximate the rates in effect at the transaction date. Gains and losses from translation are included in accumulated other comprehensive income or loss. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included as other income in the Company's consolidated statements of operations. The Company had $0.7 million in net gains, $1.3 million in net losses, and $0.5 million in net gains in foreign currency transactions in fiscal years 2025, 2024, and 2023, respectively.

In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates. The Company utilizes foreign currency forward contracts to limit its exposure to net asset balances held in non-functional currencies, primarily at its U.K. subsidiary. The Company monitors its foreign currency exchange rate exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

Foreign currency forward contracts are carried at fair value, with net realized and unrealized gains and losses recognized in other income (expense), net in the Company's consolidated statements of operations. Cash flows from settlements of foreign currency forward contracts are included in operating activities in the consolidated statements of cash flows. Foreign currency forward contracts in an asset position at the end of the reporting period are included in other current assets, while foreign currency forward contracts in a liability position at the end of the reporting period are included in accrued liabilities in the Company's consolidated balance sheets. At August 31, 2025, the Company had a notional amount of $2.8 million outstanding in foreign currency forward contracts, which matured in September 25, 2025. Unrealized net gains and losses related to foreign currency forward contracts were not significant at August 31, 2025, 2024 and 2023. Realized net gains and losses related to foreign currency forward contracts were not significant for the fiscal years ended August 31, 2025,

2024 and 2023. Both unrealized and realized net gains and losses are recorded in other income (expense), net in the Company's consolidated statements of operations.

Functional Currencies

The reporting currency of the Company is the U.S. Dollar. The functional currency of each of the Company's subsidiaries is based on the currency of the economic environment in which it operates. Management periodically assesses the functional currency of each subsidiary in accordance with ASC 830, "*Foreign Currency Matters*".

The functional currency of the Company's U.K. subsidiary, the entity in which the EIMEA results are generated, had been the Pound Sterling through August 31, 2024. However, trends within EIMEA have indicated a shift towards the Euro over time. During the first quarter of fiscal year 2025, management determined that changes in economic facts and circumstances, such as additional shifts in the currency mix of our operating income, represented a significant change that was other-than-temporary and required a change in functional currency from Pound Sterling to Euro at the Company's U.K. subsidiary. In accordance with ASC 830-10-45-7, a change in functional currency should be made on the date that significant changes in economic facts and circumstances occurred. Although such a change could occur on any date during the fiscal year, the use of a date at the beginning of the most recent reporting period is permissible. Accordingly, the change in functional currency from Pound Sterling to Euro at the Company's U.K. subsidiary was accounted for prospectively from September 1, 2024.

In the period of a functional currency change, nonmonetary assets and liabilities at the impacted subsidiary are remeasured into the new functional currency using the exchange rate on the date the asset or liability arose. These amounts are then translated into the Company's reporting currency, the U.S. Dollar, based on the exchange rate at the date of the change in functional currency. The difference between this amount and the prior translated balance was not material and was recorded in accumulated other comprehensive loss in the Company's consolidated balance sheets as of September 1, 2024. The balances previously recorded in accumulated comprehensive loss for prior periods through August 31, 2024 were not reversed upon this prospective change in functional currency. Monetary assets and liabilities not denominated in the new functional currency, the Euro, will create transaction gains and losses subsequent to the change in functional currency. The Company does not expect that the impact of such gains and losses will be material to the Company's consolidated statements of operations.

Earnings per Common Share

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities that are required to be included in the computation of earnings per common share pursuant to the two-class method. Accordingly, the Company's outstanding unvested, if any, and outstanding vested stock-based equity awards that provide such nonforfeitable rights to dividend equivalents are included as participating securities in the calculation of earnings per common share ("EPS") pursuant to the two-class method.

The Company calculates EPS using the two-class method, which provides for an allocation of net income between common stock and other participating securities based on their respective participation rights to share in dividends. Basic EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period. Net income available to common stockholders for the period includes dividends paid to common stockholders during the period plus a proportionate share of undistributed net income allocable to common stockholders for the period; the proportionate share of undistributed net income allocable to common stockholders for the period is based on the proportionate share of total weighted-average common shares and participating securities outstanding during the period.

Diluted EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period increased by the weighted-average number of potentially dilutive common shares (dilutive securities) that were outstanding during the period if the effect is dilutive. Dilutive securities are comprised of various types of stock-based equity awards granted under the Company's prior and current equity incentive plans.

Stock-based Compensation

The Company accounts for stock-based equity awards exchanged for employee and nonemployee director services in accordance with the authoritative guidance for share-based payments. Stock-based equity awards are measured at the estimated grant date fair value and expensed on a straight-line basis, net of forfeitures recognized as they occur, over the requisite service period. The requisite service period of employee awards generally ranges from about one to three years, although awards of certain employees may have shorter requisite service periods as a result of retirement, death and disability provisions. Vesting of the RSUs granted to nonemployee directors is over a period of up to one year from the date of grant, with shares to be issued pursuant to the vested RSUs upon termination of each nonemployee director's service as a director of the Company. Compensation expense related to the Company's stock-based equity awards is recorded as selling, general and administrative expenses in the Company's consolidated statements of operations.

The Company does not currently grant stock options. The fair values of restricted stock unit awards and performance share unit awards are based on the fair value of the Company's common stock on the date that such awards are granted. The fair value of market share unit awards is determined using a Monte Carlo simulation model. For the performance share unit awards, the Company adjusts the compensation expense over the service period based upon the expected achievement level of the applicable performance condition. As the grant date fair value of market share unit awards reflects the probabilities of the actual number of such awards expected to vest, compensation expense for such awards is not adjusted based on the expected achievement level of the applicable performance condition. The Company records any excess tax benefits or deficiencies from settlements of its stock-based equity awards within the provision for income taxes on the Company's consolidated statements of operations in the reporting periods in which the settlement of the equity awards occur.

Segment Information

The Company discloses certain information about its business segments, which are determined consistent with the way the Company's Chief Operating Decision Maker (the "CODM") organizes and evaluates financial information internally for making operating decisions and assessing performance. In addition, the CODM assesses and measures revenue based on product groups.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." These amendments primarily require enhanced disclosures about significant segment expenses regularly provided to the Chief Operating Decision Maker and included within each reported measure of segment profit or loss. The Company adopted ASU 2023-07 with its annual period ended August 31, 2025. See Note 18 — Business Segments and Foreign Operations for updated disclosures as a result of the adoption.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company's annual periods beginning September 1, 2025. Adoption of this ASU will result in additional disclosures, but will not impact the Company's consolidated financial position, results of operations or cash flows.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" which includes amendments that require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments are effective for the Company's annual periods beginning September 1, 2027, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is in the process of evaluating this ASU to determine its impact on the Company's disclosures.

In July 2025, the FASB issued ASU No. 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets" which includes amendments that provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets. The amendments are effective for the Company's annual periods beginning September 1, 2027, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is in the process of evaluating this ASU to determine its impact on the Company's disclosures.

Note 3. Assets Held for Sale

Reclassification to Held for Sale of Certain Homecare and Cleaning Product Businesses

In the first quarter of fiscal year 2025, certain assets of the Company's homecare and cleaning product businesses in the Americas and EIMEA segments met the criteria to be classified as held for sale. Management determined that the planned sale of these brands does not represent a strategic shift having a major effect on the Company's operations and financial results and therefore does not meet the criteria for classification as discontinued operations in the first quarter of fiscal year 2025. During the fourth quarter of fiscal year 2025, we completed the sale of the Company's business pertaining to homecare and cleaning products that are sold in EIMEA. As of August 31, 2025, the Company continues to classify as held for sale its homecare and cleaning product businesses in the Americas. Assets included as part of the disposal group classified as held for sale consisted of inventory, goodwill and other intangible assets, net. There are no liabilities in the disposal group.

The following table summarizes assets held for sale in the Americas segment (in thousands):

	August 31, 2025
Inventory	$ 3,349
Goodwill	1,120
Other intangible assets, net	2,821
Total assets held for sale[1]:	$ 7,290

(1) Total assets held for sale are included in other current assets on the Company's consolidated balance sheets.

Sale of Homecare and Cleaning Product Businesses in EIMEA

On August 29, 2025, the Company entered into an Asset Purchase Agreement (the "APA") to sell its homecare and cleaning product business for total consideration of up to $7.5 million. Consideration under the APA consists of $1.7 million cash paid on the closing date, a $0.5 million payment due within twelve months, inventory consideration of up to $1.4 million due within one hundred twenty days, and annual contingent payments related to incremental revenue share as defined in the APA for an earn out period of four years, not to exceed $3.9 million in aggregate. Total consideration recognized for fiscal year 2025 was net of selling fees which resulted in an insignificant impact to the Company's consolidated statements of operations in fiscal year 2025. Future payments related to the $3.9 million in contingent consideration related to the earn out will be recognized in the period they are earned and will be included in continuing operations on the consolidated statements of operations.

Note 4. Acquisitions

In fiscal year 2024, WD-40 Holding Company Brasil Ltda., a wholly-owned subsidiary of the Company, acquired all of the issued and outstanding capital stock of the Company's Brazilian distributor, Theron Marketing Ltda. ("Theron"), from M12 Participações Empresarias S.A. for total consideration of $6.9 million. As of August 31, 2025 the Company's remaining contingent consideration was insignificant related to this acquisition. With this transaction, the Company began direct distribution within Brazil in March 2024. There were no acquisitions in fiscal year 2025.

The following table summarizes the fair value of assets acquired and liabilities assumed on the consolidated balance sheets as of March 4, 2024 (in thousands):

	March 4, 2024
Fair value of consideration paid	
Cash, net of cash acquired	$ 6,201
Other consideration	703
Total consideration paid	6,904
Fair value of assets acquired	
Definite-lived intangible assets	2,959
Tangible assets acquired	4,069
Total assets	7,028
Fair value of liabilities assumed	1,604
Fair value of net assets acquired	5,424
Goodwill incident to acquisition	$ 1,481

The transaction was treated as a business combination. The Company recognized goodwill of $1.5 million as of March 4, 2024, which is calculated as the excess of the consideration exchanged as compared to the fair value of identifiable assets acquired. Goodwill is expected to be deductible for tax purposes. See Note 7 "Goodwill and Other Intangible Assets" for further information.

Pro forma results are not presented because they are not material to the Company's consolidated financial results.

Note 5. Inventories

Inventories consisted of the following (in thousands):

	August 31, 2025	August 31, 2024
Product held at third-party contract manufacturers	$ 4,640	$ 8,199
Raw materials and components	11,122	10,037
Work-in-process	923	521
Finished goods	66,535	60,331
Inventory held for sale [1]	(3,349)	—
Total	$ 79,871	$ 79,088

(1) Inventory held for sale consists mostly of finished goods inventory in the Americas segment and is included in other current assets on the Company's consolidated balance sheets.

Note 6. Property and Equipment and Capitalized Cloud Computing Implementation Costs

Property and equipment, net, consisted of the following (in thousands):

	August 31, 2025		August 31, 2024
Machinery, equipment and vehicles	$ 54,975	$	53,844
Buildings and improvements	29,695		28,433
Computer and office equipment	6,577		6,652
Internal-use software	10,625		9,799
Furniture and fixtures	3,467		3,165
Capital in progress	3,583		3,344
Land	4,294		4,260
Subtotal	113,216		109,497
Less: accumulated depreciation and amortization	(52,822)		(46,514)
Total	$ 60,394	$	62,983

As of August 31, 2025 and 2024, the Company's consolidated balance sheets included $16.6 million and $13.4 million, respectively, of capitalized cloud computing implementation costs recorded as other assets within the Company's consolidated balance sheets. Accumulated amortization associated with these assets was $3.8 million and $2.1 million as of August 31, 2025 and 2024, respectively. Amortization expense associated with these assets was $1.7 million and $1.2 million for the fiscal years ended August 31, 2025 and 2024. respectively.

Note 7. Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amounts of goodwill by segment (in thousands):

	Americas	EIMEA	Asia-Pacific	Total
Balance as of August 31, 2023	$ 85,436	$ 8,860	$ 1,209	$ 95,505
Goodwill incident to acquisition	1,481	—	—	1,481
Translation adjustments	(152)	151	—	(1)
Balance as of August 31, 2024	86,765	9,011	1,209	96,985
Translation adjustments	251	1,034	—	1,285
Goodwill held for sale [(1)]	(1,120)	—	—	(1,120)
Balance as of August 31, 2025	$ 85,896	$ 10,045	$ 1,209	$ 97,150

(1) Goodwill held for sale include certain homecare and cleaning assets in the Americas segment is included in other current assets on the Company's consolidated balance sheets.

During the second quarter of fiscal year 2025, the Company performed its annual goodwill impairment test. The annual goodwill impairment test was performed at the reporting unit level as of the Company's most recent goodwill impairment testing date, December 1, 2024. The Company performed a quantitative assessment to determine whether the fair value of any of its reporting units was less than each reporting unit's carrying amount. The Company determined the fair value of its reporting units by following the income approach, which uses a discounted cash flow methodology. The discounted cash flow methodology bases the fair value of each reporting unit on the present value of its estimated future cash flows. The discounted cash flow methodology also requires that management make assumptions about certain key inputs in the estimated cash flows, including long-term sales forecasts or growth rates, terminal growth rates and discount rates, all of which are inherently uncertain. The forecast of future cash flows was primarily based on historical data and management's best estimates of sales growth rates and operating margins for each reporting unit for the next five fiscal years. The discount rate used was based on management's estimate of the current weighted-average cost of capital for each reporting unit. As these assumptions are largely unobservable, the estimated fair values fall within Level 3 of the fair value hierarchy. Based on quantitative analysis, the Company determined that the estimated fair value of each of its reporting units significantly exceeded their respective carrying values. As a result, the Company concluded that no impairment of its goodwill existed as of December 1, 2024. In addition, the Company concluded that there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its goodwill subsequent to December 1, 2024 through August 31, 2025. To date, there have been no impairment losses identified and recorded related to the Company's goodwill.

Definite-lived Intangible Assets

In the first quarter of fiscal year 2025, certain assets of the Company's homecare and cleaning product businesses in the Americas and EIMEA segments were classified as held for sale. Definite-lived intangible assets included in homecare and cleaning include Spot Shot and Carpet Fresh in the Americas segment as well as the 1001 trade name in the EIMEA segment. Amortization of the Spot Shot and 1001 trade names ceased as of September 1, 2024. Spot Shot in the Americas has a carrying value of $2.8 million and a useful life of 17 years while Carpet Fresh was fully amortized as of August 31, 2024. During the fourth quarter of fiscal 2025, we completed the sale of 1001 trade name in EIMEA which had a carrying value of $1.1 million.

The Company's definite-lived intangible assets include the trade names Spot Shot, Carpet Fresh, EZ REACH, and GT85 trade names, as well as intangible assets related to customer relationships and a non-compete agreement acquired in connection with the Company's acquisition of a Brazilian distributor during the fiscal year ended August 31, 2024. All of these assets are included in other intangible assets, net in the Company's consolidated balance sheets.

The following table summarizes the definite-lived intangible assets and the related accumulated amortization (in thousands):

	August 31, 2025	August 31, 2024
Gross carrying amount	$ 33,510	$ 38,863
Accumulated amortization	(28,273)	(32,641)
Less: other intangible assets, net, held for sale [1]	(2,821)	—
Net carrying amount	$ 2,416	$ 6,222

> (1) Other intangibles, net current held for sale include certain homecare and cleaning assets in the Americas segment are included in other current assets on the Company's consolidated balance sheets.

There has been no impairment charge for the period ended August 31, 2025 and there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its existing definite-lived intangible assets.

Changes in the carrying amounts of definite-lived intangible assets by segment are summarized below (in thousands):

	Americas	EIMEA	Asia-Pacific	Total
Balance as of August 31, 2023	$ 3,624	$ 1,046	$ —	$ 4,670
Definite-lived intangible assets acquired	2,959	—	—	2,959
Amortization expense	(905)	(201)	—	(1,106)
Translation adjustments	(324)	23	—	(301)
Balance as of August 31, 2024	5,354	868	—	6,222
Amortization expense	(183)	—	—	(183)
Translation adjustments	66	248	—	314
Less: other intangible assets, net, held for sale [1]	(2,821)	—	—	(2,821)
Less: other intangible assets, net, sold [2]	—	(1,116)	—	(1,116)
Balance as of August 31, 2025	$ 2,416	$ —	$ —	$ 2,416

(1) Other intangibles, net current held for sale include certain homecare and cleaning assets in the Americas segment are included in other current assets on the Company's consolidated balance sheets.

(2) Other intangibles, net, sold include certain homecare and cleaning assets in the EIMEA segment.

The estimated amortization expense for the Company's definite-lived intangible assets is not significant in any future individual fiscal year.

Note 8. Leases

The Company leases real estate for its regional sales offices, a research and development facility, and offices located at its international subsidiaries and branch locations. The Company also leases an automobile fleet in the United States. In addition, the Company has identified warehouse leases within certain third-party distribution center service contracts and a lease of a blending room within a third-party manufacturing contract. All other leases are insignificant to the Company's consolidated financial statements.

Right-of-use assets and lease liabilities consisted of the following (in thousands):

	August 31, 2025	August 31, 2024
Assets:		
Operating lease right-of-use assets	$ 10,385	$ 8,077
Finance lease right-of-use asset	3,149	3,534
Total right-of-use assets	$ 13,534	$ 11,611
Liabilities:		
Current operating lease liabilities[1]	$ 2,282	$ 2,294
Long-term operating lease liabilities	8,423	5,904
Total operating lease liabilities	$ 10,705	$ 8,198

(1) Current operating lease liabilities are classified in accrued liabilities on the Company's consolidated balance sheets.

The Company's maturities of its operating lease liabilities, including early termination and renewal options that management is reasonably certain to exercise, are as follows as of August 31, 2025 (in thousands):

	Operating Leases
Fiscal year 2026	$ 2,844
Fiscal year 2027	2,237
Fiscal year 2028	1,522
Fiscal year 2029	1,458
Fiscal year 2030	1,372
Thereafter	3,114
Total undiscounted future cash flows	$ 12,547
Less: Interest	(1,842)
Present value of lease liabilities	$ 10,705

The Company recorded $2.6 million and $2.3 million in lease expense during the fiscal years ended August 31, 2025 and 2024, respectively. This lease expense was included in selling, general and administrative expenses. The Company recorded $1.1 million and $1.0 million of lease expense classified within cost of products sold for the fiscal years ended August 31, 2025, and 2024, respectively. During the fiscal year ended August 31, 2025 and 2024, the Company paid cash of $3.0 million and $2.6 million, respectively, related to lease liabilities. Variable lease expense under the Company's lease agreements was not significant for both the fiscal years ended August 31, 2025 and 2024. As of August 31, 2025, the weighted-average remaining lease term was 6.2 years and the weighted-average discount rate was 5.1% for the Company's operating leases. As of August 31, 2024, the weighted-average remaining lease term was 5.0 years and the weighted-average discount rate was 5.0% for the Company's operating leases. As of August 31, 2025, the Company did not have material additional operating or financing leases that have not yet commenced.

The Company had no significant short-term leases as of August 31, 2025. The Company obtained additional right-of-use assets of $6.0 million in exchange for lease obligations related to renewals of existing leases during fiscal year 2025. Residual value guarantees, restrictions, covenants, sublease income, net gains or losses from sale and leaseback transactions, and transactions with related parties associated with leases were also not significant.

Note 9. Accrued and Other Liabilities

Accrued liabilities consisted of the following (in thousands):

	August 31, 2025		August 31, 2024
Accrued advertising and sales promotion expenses	$	13,728	$ 15,091
Accrued professional services fees		2,201	2,058
Accrued sales taxes and other taxes		4,486	2,885
Deferred revenue		4,734	4,288
Short-term operating lease liability		2,282	2,294
Other		6,799	4,656
Total	$	34,230	$ 31,272

Accrued payroll and related expenses consisted of the following (in thousands):

	August 31, 2025		August 31, 2024
Accrued incentive compensation	$	13,944	$ 13,532
Accrued payroll		5,618	4,559
Accrued profit sharing		4,755	4,403
Accrued payroll taxes		3,416	2,907
Other		682	654
Total	$	28,415	$ 26,055

Note 10. Debt

As of August 31, 2025, the Company held borrowings under two separate agreements as detailed below.

Note Purchase and Private Shelf Agreement

The Company holds borrowings under its Note Purchase and Private Shelf Agreement, as amended (the "Note Agreement") by and among the Company, PGIM, Inc. ("Prudential"), and certain affiliates and managed accounts of Prudential (the "Note Purchasers"). As of August 31, 2025, the Company had outstanding balances on its series A, B and C notes issued under this Note Agreement.

The Note Agreement was most recently amended on April 30, 2024 (the "Fourth Amendment"). The Fourth Amendment permitted the Company to enter into an amendment to its revolving credit agreement with Bank of America, N.A. and also included certain conforming amendments to the credit agreement, including the revision of financial and restrictive covenants.

Credit Agreement

On April 30, 2024, the Company and certain subsidiaries of the Company, entered into a Second Amended and Restated Credit Agreement with Bank of America, N.A. (the "Credit Agreement"). The Credit Agreement modified certain terms and conditions of the Company's previous Amended and Restated Agreement dated March 16, 2020 (as amended on September 30, 2020, and November 29, 2021), and extended the maturity date for the revolving credit facility from

September 30, 2025 to April 30, 2029. Borrowings under the Credit Agreement will be used for the Company's various operating, investing and financing needs.

The Company's Credit Agreement with Bank of America, N.A. consists of a revolving commitment for borrowing by the Company up to $125.0 million and with a sublimit from $95.0 million for WD-40 Company Limited, a wholly owned operating subsidiary of the Company for Europe, India, the Middle East and Africa. The Company's index rate under the Credit Agreement for U.S. Dollar borrowings is the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York.

Short-term and long-term borrowings under the Company's Credit Agreement and Note Agreement consisted of the following (in thousands):

	Issuance	Maturities (calendar year)	August 31, 2025	August 31, 2024
Credit Agreement – revolving credit facility [(1)(3)]	Various	4/30/2029	$ 20,995	$ 27,836
Note Agreement				
Series A Notes – 3.39% fixed rate[(2)]	11/15/2017	2025-2032	14,000	14,800
Series B Notes – 2.50% fixed rate[(3)]	9/30/2020	11/15/2027	26,000	26,000
Series C Notes – 2.69% fixed rate[(3)]	9/30/2020	11/15/2030	26,000	26,000
Total borrowings			86,995	94,636
Short-term portion of borrowings			(800)	(8,659)
Total long-term borrowings			$ 86,195	$ 85,977

(1) The Company has the ability to refinance any draw under the line of credit with successive short-term borrowings through the maturity date. Outstanding draws for which management has the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. As of August 31, 2025, $21.0 million of this facility was classified as long-term and was entirely denominated in Euros. As of August 31, 2024, $20.0 million of this facility was classified as long-term and was denominated in Euros and Pounds Sterling; $7.8 million was classified as short-term and was denominated in U.S. Dollars. Euro and Pound Sterling denominated draws fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates.

(2) Principal payments are required semi-annually in May and November of each year in equal installments of $0.4 million through May 15, 2032, resulting in $0.8 million classified as short-term. The remaining outstanding principal in the amount of $8.4 million will become due on November 15, 2032.

(3) Interest on notes is payable semi-annually in May and November of each year with no principal due until the maturity date.

Both the Note Agreement and the Credit Agreement contain representations, warranties, events of default and remedies, as well as affirmative, negative and other financial covenants customary for these types of agreements. These covenants include, among other things, certain limitations on the ability of the Company and its subsidiaries to incur indebtedness, create liens, dispose of assets, make investments, declare, make or incur obligations to make certain restricted payments, including payments for the repurchase of the Company's capital stock and enter into certain merger or consolidation transactions. The Credit Agreement includes, among other limitations on indebtedness, a $125.0 million limit on other unsecured indebtedness.

Each agreement also includes a most favored lender provision which requires that any time any other lender has the benefit of one or more financial or operational covenants that is different than, or similar to, but more restrictive than those contained in its own agreement, those covenants shall be immediately and automatically incorporated by reference to the other lender's agreement. Both the Note Agreement and the Credit Agreement require the Company to adhere to the same financial covenants. For the financial covenants, the definition of consolidated EBITDA includes the add back of non-cash stock-based compensation to consolidated net income when arriving at consolidated EBITDA. The terms of the financial covenants are as follows:

• The consolidated leverage ratio cannot be greater than three and a half to one. The consolidated leverage ratio means, as of any date of determination, the ratio of (a) consolidated funded indebtedness as of such date to (b) consolidated EBITDA for the most recently completed four fiscal quarters.

- The consolidated interest coverage ratio cannot be less than three to one. The consolidated interest coverage ratio means, as of any date of determination, the ratio of (a) consolidated EBITDA for the most recently completed four fiscal quarters to (b) consolidated interest charges for the most recently completed four fiscal quarters

As of August 31, 2025, the Company was in compliance with all debt covenants under both the Note Agreement and the Credit Agreement.

Note 11. Share Repurchase Plan

On June 19, 2023, the Company's Board of Directors (the "Board") approved a share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, the Company is authorized to acquire up to $50.0 million of its outstanding shares through August 31, 2025. On June 16, 2025, the Board approved the extension of the expiration date to August 31, 2026 for the 2023 Repurchase Plan. During the fiscal year ended August 31, 2025, the Company repurchased 50,250 shares at an average price of $245.06 per share, for a total cost of $12.3 million under this $50.0 million plan. As of August 31, 2025, the Company is authorized to purchase an additional $29.6 million under the 2023 Repurchase Plan.

Note 12. Earnings per Common Share

The table below reconciles net income to net income available to common stockholders (in thousands):

	Fiscal Year Ended August 31,		
	2025	2024	2023
Net income	$ 90,994	$ 69,644	$ 65,993
Less: Net income allocated to participating securities	(260)	(246)	(272)
Net income available to common stockholders	$ 90,734	$ 69,398	$ 65,721

The table below summarizes the weighted-average number of common shares outstanding included in the calculation of basic and diluted EPS (in thousands):

	Fiscal Year Ended August 31,		
	2025	2024	2023
Weighted-average common shares outstanding, basic	13,544	13,554	13,578
Weighted-average dilutive securities	23	26	26
Weighted-average common shares outstanding, diluted	13,567	13,580	13,604

For the fiscal years ended August 31, 2025, 2024 and 2023, weighted-average stock-based equity awards outstanding that are non-participating securities in the amount of 8,705, 1,351 and 4,551, respectively, were excluded from the calculation of diluted EPS under the treasury stock method as they were anti-dilutive.

Note 13. Revenue

The following table presents the Company's revenues by segment and major source (in thousands):

	Fiscal Year Ended August 31, 2025				Fiscal Year Ended August 31, 2024			
	Americas	EIMEA	Asia-Pacific	Total	Americas	EIMEA	Asia-Pacific	Total
WD-40 Multi-Use Product	$ 224,811	$ 181,604	$ 71,546	$ 477,961	$ 216,769	$ 168,450	$ 67,706	$ 452,925
WD-40 Specialist	$ 34,990	$ 35,651	$ 11,321	$ 81,962	$ 32,966	$ 30,876	$ 10,096	$ 73,938
Other maintenance products [1]	$ 17,033	$ 12,963	$ 1,047	$ 31,043	$ 17,289	$ 12,741	$ 1,143	$ 31,173
Total maintenance products	$ 276,834	$ 230,218	$ 83,914	$ 590,966	$ 267,024	$ 212,067	$ 78,945	$ 558,036
HCCP [2]	$ 13,765	$ 6,216	$ 9,038	29,019	$ 14,859	$ 8,978	$ 8,684	32,521
Total net sales	$ 290,599	$ 236,434	$ 92,952	$ 619,985	$ 281,883	$ 221,045	$ 87,629	$ 590,557

(1) Other maintenance products consist of the 3-IN-ONE and GT85 brands.
(2) Homecare and cleaning products ("HCCP").

The Company recorded approximately $38.5 million and $37.4 million in rebates/other discounts as a reduction to sales during fiscal years 2025 and 2024, respectively. The Company had a $11.8 million and $14.8 million balance in rebate/ other discount liabilities as of August 31, 2025 and 2024, respectively, which are included in accrued liabilities on the Company's consolidated balance sheets.

The Company recorded approximately $6.0 million and $5.8 million in cash discounts as a reduction to sales during fiscal years 2025 and 2024, respectively. The Company had a $0.5 million and $0.6 million balance in the allowance for cash discounts as of August 31, 2025 and 2024.

The Company had contract liabilities of $4.7 million and $4.3 million as of August 31, 2025 and 2024, respectively. All of the $4.3 million that was included in contract liabilities as of August 31, 2024 was recognized to revenue during fiscal year 2025. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company did not have any contract assets as of August 31, 2025 and 2024. The Company has an unconditional right to payment for all trade and other accounts receivable on the Company's consolidated balance sheets.

The Company's refund liability for sales returns was $0.4 million and $0.5 million as of August 31, 2025 and 2024. The Company records an amount to other current assets for the value of inventory that represents the right to recover products from customers associated with sales returns, which was not significant as of August 31, 2025 and 2024.

Note 14. Commitments and Contingencies

Purchase Commitments

The Company has ongoing relationships with various suppliers, third-party contract manufacturers that manufacture the Company's products, and third-party distribution centers that warehouse and ship the Company's products to customers. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and the finished products themselves until shipment to the Company's third-party distribution centers or customers in accordance with agreed-upon shipment terms. The Company has contractual minimum purchase obligations with certain contract manufacturers. The Company's minimum purchase obligations primarily consist of contractual volume commitments with certain third-party packagers.

The following table summarizes minimum purchase obligations (in thousands):

	Minimum Purchase Obligation
Fiscal year 2026	$ 6,785
Fiscal year 2027	4,481
Fiscal year 2028	1,833
Fiscal year 2029	1,547
Fiscal year 2030	1,473
Thereafter	616
Total	$ 16,735

In addition to minimum purchase obligations above, supply needs are communicated in the ordinary course of business by the Company to its contract manufacturers based on orders and short-term projections, ranging from two months to six months. The Company is committed to purchase the products produced by the contract manufacturers based on the projections provided.

Upon the termination of contracts with contract manufacturers, the Company obtains certain inventory control rights and is obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on behalf of the Company during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, the Company is obligated to purchase such inventory which may include raw materials, components and finished goods. The amounts for inventory purchased under termination commitments have been immaterial.

Litigation

The Company is subject to various claims, lawsuits, investigations and proceedings arising in the ordinary course of business, including but not limited to, product liability litigation and other claims and proceedings with respect to intellectual property, breach of contract, labor and employment, tax and other matters. As of August 31, 2025, there were no significant unasserted claims or pending proceedings for claims against the Company that the Company believes will result in a probable loss. As to claims that the Company believes may result in a reasonably possible loss, the Company believes that no reasonably possible outcome of any such claim will have a materially adverse impact on the Company's financial condition, results of operations or cash flows.

Indemnifications

As permitted under Delaware law, the Company has agreements whereby it indemnifies senior officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not capped; however, the Company maintains Director and Officer insurance coverage that mitigates the Company's exposure with respect to such obligations. As a result of the Company's insurance coverage, management believes that the estimated fair value of these indemnification agreements is minimal. Thus, no liabilities have been recorded for these agreements as of August 31, 2025.

From time to time, the Company enters into indemnification agreements with certain parties in the ordinary course of business, including agreements with lenders, lessors, contract manufacturers, marketing distributors, customers and certain vendors. Indemnification agreements are generally entered into in the context of the particular agreements and are provided in an attempt to allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is not capped, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most potential claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company's business. Thus, no liabilities have been recorded with respect to such indemnification agreements as of August 31, 2025.

Note 15. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,		
	2025	**2024**	**2023**
United States	$ 54,936	$ 47,345	$ 49,871
Foreign [1]	46,690	44,163	35,292
Income before income taxes	$ 101,626	$ 91,508	$ 85,163

(1)   Included in these amounts are income before income taxes for the EIMEA segment of $34.7 million, $31.4 million and $25.6 million for the fiscal years ended August 31, 2025, 2024 and 2023, respectively.

The provision for income taxes consisted of the following (in thousands):

		Fiscal Year Ended August 31,			
		2025		2024	2023
Current:					
Federal	$	(4,726)	$	9,559 $	9,973
State		1,543		820	1,039
Foreign		12,945		12,596	9,023
Total current		9,762		22,975	20,035
Deferred:					
United States		657		(1,413)	(806)
Foreign		213		302	(59)
Total deferred		870		(1,111)	(865)
Provision for income taxes	$	10,632	$	21,864 $	19,170

Deferred tax assets and deferred tax liabilities consisted of the following (in thousands):

		August 31, 2025		August 31, 2024
Deferred tax assets:				
Accrued payroll and related expenses	$	1,451	$	1,321
Reserves and accruals		1,758		2,166
Research and development expenses		2,078		1,520
Stock-based compensation expense		2,547		2,622
Uncertain tax positions and related interest		234		1,266
Uniform capitalization		2,020		1,774
Tax credit carryforwards		4,399		4,197
Other		2,571		2,673
Total gross deferred tax assets		17,058		17,539
Valuation allowance		(4,552)		(4,305)
Total net deferred tax assets		12,506		13,234
Deferred tax liabilities:				
Property and equipment, net		(3,449)		(3,940)
Amortization of tax goodwill and intangible assets		(15,793)		(15,458)
Other		(1,612)		(1,909)
Total deferred tax liabilities		(20,854)		(21,307)
Net deferred tax liabilities	$	(8,348)	$	(8,073)

The Company had state net operating loss ("NOL") carryforwards of $7.8 million as of August 31, 2025, which generated a net deferred tax asset of $0.5 million. The state NOL carryforwards, if unused, will expire between fiscal years 2026 and 2045. The Company also had tax credit carryforwards of $4.4 million as of August 31, 2025, of which $4.3 million is attributable to U.K. tax credit carryforwards, which do not expire.

Future utilization of the U.K. tax credit carryforwards and certain state carryforwards is uncertain and is dependent upon several factors that may not occur, including the generation of future taxable income in certain jurisdictions. At this time, management does not conclude that it is "more likely than not" that all of the related deferred tax assets will be realized. Accordingly, the Company recorded an insignificant change in its valuation allowance during the fiscal year ended August 31, 2025 and the cumulative valuation allowance recorded against the related deferred tax asset associated with the

U.K. tax credit carryforwards was $4.1 million as of August 31, 2025, and state carryforwards were insignificant as of August 31, 2025.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows (in thousands):

		Fiscal Year Ended August 31,				
		2025		2024		2023
Amount computed at U.S. statutory federal tax rate	$	21,341	$	19,217	$	17,884
Effect of foreign operations		3,323		3,339		1,583
Net (benefit) from GILTI/FDII		(3,339)		(2,696)		(2,071)
Uncertain tax positions		(8,049)		947		1,377
Interest and other true-ups related to uncertain tax positions		(3,416)		—		—
Other		772		1,057		397
Provision for income taxes	$	10,632	$	21,864	$	19,170

On July 4, 2025, the One Big Beautiful Bill Act ("OBBB Act") was enacted into law. The OBBB Act includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The significant provisions of the OBBB Act will be effective between fiscal years ended August 31, 2025 through fiscal year ended August 31, 2027, and the Company does not expect these provisions to have a material impact on our effective tax rate.

The provision for income taxes was 10.5% and 23.9% of income before income taxes for the fiscal years ended August 31, 2025 and 2024, respectively. The decrease in the effective income tax rate from period to period was primarily due to the expiration of the statute of limitations on the uncertain tax position associated with the Tax Cuts and Jobs Act's mandatory one-time "toll tax" on unremitted foreign earnings. The release of the uncertain tax position generated a favorable income tax adjustment of $11.9 million, net of the tax effect of the related interest during twelve months ended August 31, 2025.

Reconciliations of the beginning and ending amounts of the Company's gross unrecognized tax benefits, excluding interest and penalties, are as follows (in thousands):

		Fiscal Year Ended August 31,		
		2025		2024
Unrecognized tax benefits – beginning of fiscal year	$	9,147	$	9,275
Increases for prior period tax positions		181		—
Increases for current period tax positions		218		184
Expirations of statute of limitations for assessment		(8,558)		(312)
Settlements with taxing authorities		(87)		—
Unrecognized tax benefits – end of fiscal year	$	901	$	9,147

Gross unrecognized tax benefits totaled $0.9 million and $9.1 million for the fiscal years ended August 31, 2025 and 2024, respectively, of which $0.7 million and $9.0 million, respectively, would affect the Company's effective income tax rate if recognized. Interest and penalties related to uncertain tax positions included in tax expense was a benefit of $4.4 million for the fiscal year ended August 31, 2025 and an expense of $1.2 million for the fiscal year ended August 31, 2024. The total balance of accrued interest and penalties related to uncertain tax positions was insignificant and $4.6 million for the fiscal years ended August 31, 2025 and 2024, respectively. Total unrecognized tax benefits including interest and penalties were $1.1 million and $13.7 million as of August 31, 2025 and 2024, respectively, and are recorded in other long-term liabilities in the Company's consolidated balance sheets.

The Company is subject to taxation in the U.S. and in various state and foreign jurisdictions. Due to expired statutes and closed audits, the Company's federal income tax returns for years prior to fiscal year 2022 are not subject to examination by the U.S. Internal Revenue Service. The Company is currently under audit in various state jurisdictions for fiscal years 2022 through 2024. Generally, for the majority of state and foreign jurisdictions where the Company does business, periods prior to fiscal year 2021 are no longer subject to examination. The Company has estimated an amount of unrecognized tax benefits, including interest and penalties, related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months to be insignificant. Audit outcomes and the timing of settlements are subject to significant uncertainty.

Income taxes receivable of $4.9 million and $0.5 million are recorded in the Company's consolidated balance sheets as of August 31, 2025 and 2024, respectively. Income taxes receivable are included in other current assets, which also consists of miscellaneous prepaid expenses and deposits.

Note 16. Stock-based Compensation

As of August 31, 2025, the Company had one stock incentive plan, the WD-40 Company 2016 Stock Incentive Plan (the "2016 Plan"), which was approved by the Company's stockholders effective as of December 13, 2016 and which was amended and restated on December 12, 2023. The 2016 Plan permits the granting of various stock-based equity awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards to employees, directors and consultants. To date through August 31, 2025, the Company had granted awards of restricted stock units ("RSUs"), market share units ("MSUs"), deferred performance units ("DPUs") and performance share units ("PSUs") under the 2016 Plan. Additionally, as of August 31, 2025, there were still certain outstanding awards which had been granted under the Company's prior stock incentive plan. The 2016 Plan is administered by the Board or the Compensation and People Committee or other designated committee of the Board (the "Committee"). All stock-based equity awards granted under the 2016 Plan are subject to the specific terms and conditions as determined by the Committee at the time of grant of such awards in accordance with the various terms and conditions specified for each award type per the 2016 Plan. As of August 31, 2025, 973,514 shares of common stock remained available for future issuance pursuant to grants of awards under the 2016 Plan. The shares of common stock to be issued pursuant to awards under the 2016 Plan may be authorized shares not previously issued, or treasury shares. The Company has historically issued new authorized shares not previously issued upon the settlement of the various stock-based equity awards under its equity incentive plans.

Vesting of the RSUs granted to nonemployee directors is over a period of up to one year from the date of grant, with shares to be issued pursuant to the vested RSUs upon termination of each nonemployee director's service as a director of the Company. Vesting of the RSUs granted to certain high level employees is over a period of three years from the date of grant, subject to potential earlier vesting in the event of retirement of the holder of the award in accordance with the award agreement, with shares to be issued pursuant to the vested RSUs at the time of vest. The nonemployee director RSU holders are entitled to receive dividend equivalents with respect to their vested RSUs, payable in cash as and when dividends are declared by the Board.

Vesting of the MSUs granted to certain high level employees follows a performance measurement period of three fiscal years commencing with the Company's fiscal year in which the MSU awards are granted (the "Measurement Period"). Shares will be issued pursuant to the vested MSUs following the conclusion of the applicable MSU Measurement Period after the Committee's certification of achievement of the applicable performance measure for such awards and the vesting of the MSU awards and the applicable percentage of the target number of MSU shares to be issued. The recipient must remain employed with the Company for vesting purposes until the date on which the Committee certifies achievement of the applicable performance measure for the MSU awards, subject to potential pro-rata vesting in the event of earlier retirement of the holder of the award in accordance with the award agreement.

During fiscal year 2021, PSU awards were granted for the first time under the 2016 Plan in October 2020 and granting of new DPUs was discontinued by the Company. No DPUs were granted in or after fiscal year 2021. Although certain vested DPU awards granted in prior periods remain outstanding due to a deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. Many features of the Company's PSU award agreements are similar to the discontinued DPU awards with the exception of the timing and terms of issuances. Vested DPUs contain a deferred settlement feature wherein the awards must be held until termination of employment, prior to which the recipients are entitled to dividend equivalents, with vested shares to be issued six months following each such recipient's separation from service from the Company. Vested PSUs are issuable prior to separation from service but contain a period of restriction, wherein the recipient cannot sell or otherwise dispose of the stock until six months following separation from service from the Company. Vesting of the PSUs granted to certain high level employees follows a performance measurement period of one fiscal year that is the same fiscal year in which the PSU awards are granted (the "Measurement Year"). A number of PSUs equal to the applicable percentage of the maximum number of PSUs awarded will be confirmed as vested and issuable following the conclusion of the applicable PSU Measurement Year after the Committee's certification of achievement of the applicable performance measure for such awards. The recipient must remain employed with the Company for vesting purposes until August 31 of the Measurement Year, subject to potential pro-rata vesting in the event of earlier retirement of the holder of the award in accordance with the award agreement.

Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense related to the Company's stock-based equity awards is as follows by award type (in thousands):

	Fiscal Year Ended August 31,		
	2025	2024	2023
RSU compensation expense	$ 4,273	$ 3,612	$ 4,254
MSU compensation expense	3,033	2,282	2,180
PSU compensation expense [1]	—	641	—
Total	$ 7,306	$ 6,535	$ 6,434

(1) PSU awards contain performance conditions for which accrual of expense is based on the probable outcome of the performance conditions. PSUs pertaining to the measurement year of fiscal year 2024 vested at 16.3% since the performance conditions were partially achieved. Vesting of PSUs pertaining to the measurement years of fiscal years 2025 and 2023 was deemed not probable at the end of each respective fiscal year and the PSUs were subsequently forfeited.

The Company recorded deferred tax assets related to such stock-based compensation of $1.7 million, $1.4 million and $1.3 million for the fiscal years ended August 31, 2025, 2024 and 2023, respectively. As of August 31, 2025, the total unamortized compensation cost related to non-vested stock-based equity awards was $1.7 million and $4.2 million for RSUs and MSUs, respectively, which the Company expects to recognize over remaining weighted-average vesting periods of 1.58 and 1.84 years for RSUs and MSUs, respectively. No unamortized compensation cost for DPUs or PSUs remained as of August 31, 2025.

Restricted Stock Units

The estimated fair value of each of the Company's RSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant for those RSUs which are entitled to receive dividend equivalents with respect to the RSUs, or based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for those RSUs which are not entitled to receive dividend equivalents with respect to the RSUs.

A summary of the Company's restricted stock unit activity is as follows (in thousands, except share and per share amounts):

Restricted Stock Units	Number of Units	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value
Outstanding at August 31, 2024	70,148	$ 164.03	
Granted	18,522	253.47	
Converted to shares of common stock	(25,375)	144.44	
Forfeited	(106)	225.43	
Outstanding at August 31, 2025	63,189	$ 198.01	$ 13,651
Vested at August 31, 2025	35,354	$ 181.66	$ 7,638

The weighted-average grant date fair value of all RSUs granted was $253.47, $206.85 and $167.05 during the fiscal years ended August 31, 2025, 2024 and 2023, respectively. The total intrinsic value of all RSUs converted to shares of common stock was $6.3 million, $6.7 million and $3.7 million for the fiscal years ended August 31, 2025, 2024 and 2023, respectively.

The income tax benefits from RSUs converted to shares of common stock totaled $1.5 million, $1.3 million and $0.8 million for the fiscal years ended August 31, 2025, 2024 and 2023, respectively.

Market Share Units

The MSUs are market performance-based awards that vest with respect to the applicable percentage of the target number of MSU shares based on relative total stockholder return ("TSR") for the Company as compared to the total return for the Russell 2000® Index (the "Index") over the performance Measurement Period. The ultimate number of MSUs that vest may range from 0% to 200% of the original target number of shares depending on the relative achievement of the TSR performance measure at the end of the Measurement Period. The grant date fair value of MSUs are estimated using a Monte Carlo simulation model and are expensed over the requisite service period rendered. Assumptions and estimates utilized in the model include expected volatilities of the Company's stock and the Index, the Company's risk-free interest rate and expected dividends. The probabilities of the actual number of MSUs expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values of the various MSU awards; therefore, the compensation expense for the MSU awards is not adjusted based on the actual number of such MSU awards to ultimately vest.

The following weighted-average assumptions for MSU grants for the last three fiscal years were used in the Monte Carlo simulation model:

	Fiscal Year Ended August 31,		
	2025	2024	2023
Expected volatility	33.2 %	34.4 %	37.5 %
Risk-free interest rate	3.6 %	4.8 %	4.3 %
Expected dividend yield	0.0 %	0.0 %	0.0 %
Term	2.91 years	2.90 years	2.89 years

The expected volatility utilized is based on the historical volatilities of the Company's common stock and the Index in order to model the stock price movements. The volatility used was calculated over the periods presented in the above table which were the remaining terms of the performance Measurement Period at the dates of grant. The risk-free interest rates used are based on the implied yield available on a U.S. Treasury zero-coupon bill with a remaining term equivalent to the remaining performance Measurement Period. The expected dividend yield of zero was used in the Monte Carlo simulation model for the purposes of computing the relative TSR of the Company compared to the Index since it is the mathematical equivalent to reinvesting dividends in each issuing entity over the performance Measurement Period.

A summary of the Company's market share unit activity is as follows (in thousands, except share and per share amounts):

Market Share Units	Number of Units	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value
Outstanding at August 31, 2024	36,634	$ 213.13	
Granted	14,233	281.09	
Performance factor adjustments	1,941	230.88	
Converted to shares of common stock	(11,631)	230.90	
Forfeited	(338)	195.69	
Outstanding at August 31, 2025 [1]	40,839	$ 232.74	$ 8,823

(1) This figure represents the total number of shares underlying MSU grants assuming achievement of the target number of shares at 100%. As the ultimate number of shares that vest could be as high as 200% of the target, the Company may be required to issue additional shares to satisfy outstanding MSU award grants.

The weighted-average grant date fair value of all MSUs granted was $281.09, $226.30 and $184.15 during the fiscal years ended August 31, 2025, 2024 and 2023, respectively. The total intrinsic value of all MSUs converted to shares of common stock was $3.1 million for the fiscal year ended August 31, 2025. The income tax benefits from MSUs converted to shares of common stock totaled $0.7 million for the fiscal year ended August 31, 2025. There were no conversions of MSUs to shares of common stock for the fiscal years ended August 31, 2024 and 2023.

Performance Share Units

The PSU awards provide for performance-based vesting over a measurement period of the fiscal year in which the PSU awards are granted. The performance vesting provisions of the PSUs are based on relative achievement within an established performance measure range of the Company's reported earnings before interest, income taxes, depreciation in operating departments, and amortization computed on a consolidated basis for the Measurement Year, before deduction of the stock-based compensation expense for the Vested PSUs and excluding other non-operating income and expense amounts ("Adjusted Global EBITDA"). The ultimate number of PSUs that vest may range from 0% to 100% of the original maximum number of PSUs awarded depending on the relative achievement of the Adjusted Global EBITDA performance measure at the end of the Measurement Year.

The estimated fair value of each of the Company's PSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for the PSUs, which are not entitled to receive dividend equivalents with respect to the unvested PSUs.

A summary of the Company's performance share unit activity is as follows (in thousands, except share and per share amounts):

Performance Share Units	Number of Units		Weighted-Average Grant Date Fair Value Per Unit		Aggregate Intrinsic Value
Outstanding at August 31, 2024	19,658	$	198.94		
Granted	16,978		251.30		
Converted to shares of common stock	(3,204)		198.94		
Forfeited	(16,739)		199.83		
Outstanding at August 31, 2025	16,693	$	251.30	$	3,606

The weighted-average grant date fair value of all PSUs granted was $251.30, $198.94 and $170.16 during the fiscal years ended August 31, 2025, 2024, and 2023, respectively. The total intrinsic value of all PSUs converted to shares of common stock was $0.8 million for the fiscal year ended August 31, 2025. The income tax benefits from PSUs converted to shares of common stock totaled $0.2 million for the fiscal year ended August 31, 2025. There were no conversions of PSUs to shares of common stock for the fiscal years ended August 31, 2024 and 2023.

Deferred Performance Units

During fiscal year 2021, the Company discontinued the granting of new DPU awards. Although certain vested DPU awards granted in prior periods remain outstanding due to the deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. DPU awards converted to shares of common stock issued to recipients following separation from service from the Company were not material to the Company's consolidated financial statements and related disclosures during fiscal years 2025, 2024 and 2023.

Note 17. Other Benefit Plans

The Company has a WD-40 Company Profit Sharing/401(k) Plan and Trust (the "Profit Sharing/401(k) Plan") whereby regular U.S. employees who have completed certain minimum service requirements can defer a portion of their income through contributions to a trust. The Profit Sharing/401(k) Plan provides for Company contributions to the trust, as approved by the Board, as follows: 1) matching contributions to each participant up to 50% of the first 6.6% of compensation contributed by the participant; 2) fixed non-elective contributions in the amount equal to 10% of eligible compensation; and 3) a discretionary non-elective contribution in an amount to be determined by the Board up to 5% of eligible compensation. The Company's contributions are subject to overall employer contribution limits and may not exceed the amount deductible for income tax purposes. The Profit Sharing/401(k) Plan may be amended or discontinued at any time by the Company. The Company's contribution expense for the Profit Sharing/401(k) Plan was $5.5 million, $5.2 million and $4.6 million for the fiscal years ended August 31, 2025, 2024, and 2023, respectively.

The Company's international subsidiaries have similar benefit plan arrangements, dependent upon the local applicable laws and regulations. The plans provide for Company contributions to an appropriate third-party plan, as approved by each subsidiary's board of directors. The Company's contribution expense related to the international plans was $2.7 million, $2.4 million and $2.1 million the fiscal years ended August 31, 2025, 2024, and 2023, respectively.

Note 18. Business Segments and Foreign Operations

The Company is organized on the basis of geographical area into the following three segments: the Americas; EIMEA; and Asia-Pacific. Segment data does not include inter-segment revenues. Unallocated corporate expenses are general corporate overhead expenses not directly attributable to the business segments and are reported separate from the Company's identified segments. Corporate overhead costs include expenses for the Company's accounting and finance, information technology, human resources, research and development, quality control and executive management functions, as well as all direct costs associated with public company compliance matters including legal, audit and other professional services costs.

The Company's Chief Executive Officer, Steven A. Brass, as the CODM, manages the Company's capital and allocates resources based on each business segment's gross profit and income from operations. The CODM compares the

Company's actual results to forecasted amounts to analyze, manage and make business decisions. Operating income is disclosed below as it is most consistent with the amounts included in the Company's consolidated financial statements.

Summary information about reportable segments is as follows (in thousands):

		Americas		EIMEA		Asia-Pacific		Total
Fiscal Year Ended August 31, 2025								
Net sales	$	290,599	$	236,434	$	92,952	$	619,985
Cost of products sold		139,155		101,060		38,427		278,642
Gross Profit		151,444		135,374		54,525		341,343
Operating Expenses:								
Department Expenses[1]		60,557		58,283		14,282		133,122
A&P Expenses		14,806		15,518		7,107		37,431
Freight		9,600		6,435		2,124		18,159
Depreciation (in operating departments) and Amortization [2]		1,088		2,807		199		4,094
Income from operations - reportable segments	$	65,393	$	52,331	$	30,813	$	148,537
Unallocated Corporate[3]								(44,744)
GAAP Income from Operations							$	103,793
Fiscal Year Ended August 31, 2024								
Net sales	$	281,883	$	221,045	$	87,629	$	590,557
Cost of products sold		138,496		100,071		36,763		275,330
Gross Profit		143,387		120,974		50,866		315,227
Operating Expenses:								
Department Expenses[1]		53,737		51,105		12,208		117,050
A&P Expenses		13,647		13,645		6,619		33,911
Freight		8,909		6,269		2,138		17,316
Depreciation (in operating departments) and Amortization [2]		2,057		3,146		187		5,390
Income from operations - reportable segments	$	65,037	$	46,809	$	29,714	$	141,560
Unallocated Corporate[3]								(45,209)
GAAP Income from Operations							$	96,351
Fiscal Year Ended August 31, 2023								
Net sales	$	266,772	$	190,818	$	79,665	$	537,255
Cost of products sold		136,207		91,233		35,595		263,035
Gross Profit		130,565		99,585		44,070		274,220
Operating Expenses:								
Department Expenses[1]		47,117		39,913		10,046		97,076
A&P Expenses		11,726		11,299		5,782		28,807
Freight		8,975		5,952		2,183		17,110
Depreciation (in operating departments) and Amortization [2]		1,950		2,965		171		5,086
Income from operations - reportable segments	$	60,797	$	39,456	$	25,888	$	126,141
Unallocated Corporate[3]								(36,417)
GAAP Income from Operations							$	89,724

(1) Department expenses consist of professional services associated with information systems, finance and legal, travel and meeting expenses, sales commissions, insurance, and other miscellaneous expenses as well as people costs which consist of salaries, stock-based compensation, fringe benefits and other miscellaneous people-costs.

(2) Depreciation presented above includes depreciation in operating departments which excludes depreciation in cost of sales. Amortization presented above includes amortization of definite-lived intangible assets and amortization of implementation costs associated with cloud computing arrangements.

(3) These expenses are reported separately from the Company's identified segments and are included in selling, general and administrative expenses on the Company's consolidated statements of operations.

The Company's CODM does not review assets by segment as part of the financial information provided and therefore, no asset information is provided in the above table.

Net sales by product group are as follows (in thousands):

| | Fiscal Year Ended August 31, | | |
	2025	2024	2023
Maintenance products	$ 590,966	$ 558,036	$ 503,558
Homecare and cleaning products	29,019	32,521	33,697
Total	$ 619,985	$ 590,557	$ 537,255

Net sales and long-lived assets by geographic area are as follows (in thousands):

| | Fiscal Year Ended August 31, | | |
	2025	2024	2023
Net Sales by Geography:			
United States	$ 210,220	$ 206,963	$ 207,629
International	409,765	383,594	329,626
Total	$ 619,985	$ 590,557	$ 537,255
Long-lived Assets by Geography [1]:			
United States	$ 27,242	$ 30,057	$ 33,263
International	33,152	32,926	33,528
Total	$ 60,394	$ 62,983	$ 66,791

(1) Includes tangible assets and property and equipment, net, attributed to the geographic location in which such assets are located.

Note 19. Subsequent Events

Dividend Declaration

On October 9, 2025, the Board declared a cash dividend of $0.94 per share payable on October 31, 2025 to stockholders of record on October 20, 2025.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Eric P. Etchart
Non-Executive Chairman
Former Senior Vice President
The Manitowoc Company, Inc.

Steven A. Brass
President and Chief Executive Officer
WD-40 Company

Cynthia B. Burks
Former Senior Vice President
and Chief People and Culture Officer
Genentech, Inc.

Daniel T. Carter
Audit Committee Chair
Former Executive Vice President
and Chief Financial Officer
BevMo! Inc.

Lara L. Lee
Former President
Orchard Supply Hardware

Edward O. Magee, Jr.
Vice President, Strategic Operations
Belmont University

Trevor I. Mihalik
Finance Committee Chair
Executive Vice President
and Chief Financial Officer
American Electric Power Company, Inc.

Graciela I. Monteagudo
Former President and
Chief Executive Officer
Lala U.S., Inc.

David B. Pendarvis
Corporate Governance Committee Chair
Former Chief Administrative Officer,
Global General Counsel and Secretary
ResMed Inc.

Anne G. Saunders
Compensation and People Committee Chair
Former President, U.S.
nakedwines.com

Designed and produced
by Mentus

EXECUTIVE OFFICERS

Steven A. Brass
President, Chief Executive Officer, and Director

Sara K. Hyzer
Vice President, Finance and Chief Financial Officer

Phenix Q. Kiamilev
Vice President, General Counsel and
Chief Compliance Officer

Jeffrey G. Lindeman
Vice President, Chief People, Culture and
Capability Officer

William B. Noble
Group Managing Director

Patricia Q. Olsem
Division President, Americas

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP | San Diego, California

TRANSFER AGENT

Computershare
P.O. Box 43006
Providence RI 02940-3078
Phone: +1-888-324-7596
https://www-us.computershare.com/investor/contact

ANNUAL MEETING

December 12, 2025, 10:00 AM Pacific Standard Time
www.meetnow.global/MWCX429

INVESTOR RELATIONS

Wendy D. Kelley
Vice President, Stakeholder and Investor Engagement
Phone: +1-619-275-9304
investorrelations@wd40.com

MAILING ADDRESS

WD-40 Company
9715 Businesspark Avenue
San Diego, California 92131
Phone: +1-858-251-5600

OPERATING SUBSIDIARIES

WD-40 Company Limited,
Milton Keynes, United Kingdom

WD-40 Company (Canada) Ltd.,
Etobicoke, Canada

WD-40 Company (Australia) Pty. Limited,
Epping, Australia

Wu Di (Shanghai) Industrial Co., Ltd.,
Shanghai, China

WD-40 Company (Malaysia) SDN. BHD.,
Selangor, Malaysia

WD-40 Co. México, S. de R.L. de C.V.,
Monterrey, Nuevo León, Mexico

WD-40 Company Brasil Ltda.,
Paraná, Brazil

PT WDForty Industrial Indonesia,
Jakarta, Indonesia

STOCK INFORMATION

The common stock of the Company is traded on the NASDAQ® Global Select Market under the ticker symbol "WDFC". The Company's publicly filed reports, including financial statements and supporting exhibits, are available on the Securities and Exchange Commission's EDGAR system, on the Company's website at www.wd40company.com, or by writing to the Corporate Secretary, WD-40 Company, 9715 Businesspark Avenue, San Diego, CA 92131.

LEGAL DISCLAIMERS

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations for the Company's future performance but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements are generally identified with words such as "believe," "expect," "intend," "plan," "project," "could," "may," "aim," "anticipate," "target," "estimate" and similar expressions.

The Company's expectations, beliefs and projections are expressed in good faith but there can be no assurance that they will be achieved or accomplished. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended August 31, 2025 and other reports and documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ materially from the forward-looking statements. Except as required by law, we undertake no obligation to update any forward-looking statement.

Copyright © 2025 WD-40 Company

All rights reserved. WD-40, WD-40 Smart Straw, WD-40 BIKE, WD-40 EZ-REACH, WD-40 Flexible, WD-40 Specialist, 3-IN-ONE, Spot Shot, Lava, GT85, Solvol, no vac, 2000 Flushes, X-14 and Carpet Fresh are, where designated, registered trademarks of WD-40 Company or one of its subsidiaries in the primary markets in which they are used, or such marks are unregistered trademarks of WD-40 Company and its subsidiaries.

Corporate information as of October 31, 2025.



Innovation is our superpower—and our people are the heroes behind it.

At WD-40 Company, 98% of employees say they actively look for ways to improve how we work. That's not just engagement—it's a culture of action, driving better outcomes for our business and our stakeholders.

www.wd40company.com

WD-40 COMPANY | 9715 BUSINESSPARK AVENUE | SAN DIEGO, CA 92131 | 1-858-251-5600